                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-48378

                                   PROSPECTUS




                                [GRAPHIC OMITTED]

                             CONSTELLATION 3D, INC.


                        5,951,020 Shares of Common Stock


                          -----------------------------


     This prospectus relates to the offering, which is not being underwritten, of 5,951,020 shares of our common stock by some of our current shareholders and holders of warrants and convertible securities listed on page 47. We refer to these shareholders and holders of warrants and convertible securities as selling shareholders in this document. We issued 2,732,469 of the shares of our common stock being sold by these selling shareholders. 2,991,922 shares of our common stock being sold by these selling shareholders are issuable upon the exercise of warrants. 226,629 shares of our common stock being sold by these selling shareholders are issuable upon the conversion of convertible securities.


     The selling shareholders may sell their shares of common stock of Constellation 3D, Inc. in one or more transactions on the NASD's Over-the-Counter Bulletin Board at market prices prevailing at the time of sale or in private transactions at negotiated prices. We will not receive any of the proceeds from the sale of the common stock sold by selling shareholders, except that we may receive the exercise price from the exercise of warrants underlying the common stock registered.

     Prospective investors should carefully consider "Risk Factors" beginning on page 4.


     The NASD's Over-the-Counter Bulletin Board currently quotes our common stock under the symbol "CFMD." On November 7, 2000, the last sales price of our common stock as quoted on the NASD's Over-the-Counter Bulletin Board was $10.6875 per share.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.






                The date of this prospectus is November 9, 2000.

                                Table of Contents

                                                                                         Page
                                                                                        -----
Prospectus Summary ...................................................................    1
Risk Factors .........................................................................    4
Forward Looking Statements ...........................................................   11
Use of Proceeds ......................................................................   12
Dividend Policy ......................................................................   12
Price Range of Common Stock ..........................................................   12
Capitalization .......................................................................   13
Selected Consolidated Financial Data .................................................   14
Management's Discussion and Analysis of Financial Condition and Results of Operations    15
Changes in and Disagreements with Accountants ........................................   23
Quantitative and Qualitative Disclosures About Market Risk ...........................   23
Our Business .........................................................................   23
Company History and Structure ........................................................   24
Products .............................................................................   26
Distribution and Principal Markets ...................................................   26
Intellectual Property ................................................................   30
Competitive Conditions and Methods of Competition ....................................   32
Employees ............................................................................   36
Legal Proceedings ....................................................................   36
Properties ...........................................................................   36
Directors and Executive Officers .....................................................   37
Executive Compensation ...............................................................   40
Certain Transactions .................................................................   42
Principal Shareholders ...............................................................   44
Selling Shareholders .................................................................   47
Description of Our Securities ........................................................   49
Shares Eligible for Future Sale ......................................................   53
Plan of Distribution .................................................................   54
Legal Matters ........................................................................   55
Interests of Named Experts and Counsel ...............................................   55
Experts ..............................................................................   55
Where You Can Find More Information ..................................................   56
Index to Consolidated Financial Statements ...........................................   57

     You should rely only on the information provided in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The shareholders selling common stock under this prospectus will not make an offer of their shares in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                              Prospectus Summary

     This summary highlights information contained in other parts of this prospectus. It is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully.

     Except where the context would indicate otherwise, we use the terms "we," "us," "our" and "C3D" to mean Constellation 3D, Inc. (formerly C3D Inc.) and its subsidiaries in this prospectus.

     We have filed intent to use trademark applications with the U.S. Patent and Trademark Office for the trademarks "CLEARCARD" and "CONSTELLATION 3D." All other product and brand names mentioned in the prospectus are the property of their respective owners.

                                 Our Business

     We are a development stage company engaged in a research and development program to launch the mass-market production of a technology called Fluorescent Memory Technology (also known as Fluorescent Media Disc and Florescent Memory Card Technology, FMD and FMC Technology, FMD/C Technology and by other substantially similar names). We began operations as of October 1, 1999 and have no prior operating history other than that associated with the acquisition of certain assets of Constellation 3D Technology Limited, a British Virgin Islands company (Constellation Tech), which primarily performed research and development of three-dimensional technology for the storage of digital information on disc. However, some of our subsidiaries were in operation before October 1, 1999, when Constellation 3D Holdings Limited, an Irish company (Constellation Holdings), or Constellation Tech owned them.

     We have no revenue history and therefore have not achieved profitability. We are an international enterprise headquartered in New York, New York. With operations in the United States, Israel and Russia and a subcontractor who performs services for us in the Ukraine, we research and develop data storage technology products for commercial applications.

     Our mission is to develop state-of-the-art technologies and products to serve the growing data storage needs of customers in government, business, education and consumer segments through continuous research and product innovation. By providing new data storage solutions to our customers through joint ventures, strategic alliances, and licensing agreements, we intend to be a substantial presence in the data storage research and development market and thereby provide significant returns to our shareholders.

     Our new technology focuses upon the concept of the volumetric storage of information. FMD Technology records data on multiple layers located inside a disk or a card, as opposed to the single or double layer method available in compact discs and DVDs. The recording, reading and storing of the information uses fluorescent materials embedded in pits and grooves in each of the layers. The fluorescent material emits radiation when excited by an external light source. The FMD Technology then decodes the information as modulations of the intensity and color of the emitted radiation.

     Our research has determined that these fluorescent multilayer disks and cards furnish the user with considerably improved storage space and storage time and deliver substantial performance advantages when compared to the CDs and DVDs currently produced.

                                Our Challenges

     Given the licensing and joint venture development aspects of our business model, we have established corporate goals and strategies that will guide the process of bringing products based on our technology to market. These goals include:

     o the identification of key strategic market segments,

     o the creation of marketable products demanded by these segments,

     o the development of business relationships with best-in-class partners in these segments,

     o the establishment of FMD/C as an industry standard for the next generation of removable optical data storage, and

     o the creation of strong brand awareness and recognition of our technology.

     We intend to bring our products to market as quickly as possible, and we will focus on markets where we can expect to gain a significant market share and thereby achieve the maximum return for each marketing dollar spent, both financially and strategically. We intend to leverage our experience within these segments to cross over from specific niche markets into broader mainstream markets.

     The exploitation of key market segments will coincide with development milestones relating to FMD/C technology. We expect to focus first on creating relationships regarding Read Only Memory (ROM) products, followed by Write Once Read Many Times (WORM) and then Rewritable (R/W) and hybrid ROM-R-R/W products. However, we may change and adapt this strategy as we develop strategic relationships with other companies.

     Potential roadblocks to the introduction of FMD/C technology include:

     o the willingness of content and application providers to accept the new media standards and to release valuable content for the media,

     o acceptance, by media and drive manufacturers, of our royalty pricing scheme, and

     o creation of a critical mass of initial partners able to ensure broad acceptance and adoption of our technology and its associated standards.

     Our principal executive offices are located at 230 Park Avenue, Suite 453, New York, NY 10169, and our telephone number is (212) 983-1107.


                                The Securities



Common stock offered by selling shareholders ............  5,951,020 shares, including shares underlying warrants and convertible securities(1)
Common stock outstanding prior to this Offering .........  42,957,026 shares (2)(3)
NASD OTC Bulletin Board symbol ..........................  CFMD

-------------
(1) Assumes that the maximum number of shares offered by the selling shareholders under this prospectus is sold.

(2) Excludes 500,000 shares of our common stock owned by Constellation 3D Trust LLC, one of our wholly owned subsidiaries.

(3) Does not include:

     o an aggregate of 2,321,922 shares of common stock issuable upon the exercise of certain outstanding warrants that are currently exercisable at an average weighted price of $13.06 per share and 10,000 shares of common stock issuable upon the exercise of warrants exercisable after August 21, 2001 at the exercise price of $11.25 per share;

     o up to an additional 4,617,540 shares of common stock which are reserved for issuance pursuant to our stock option plan of which 3,871,550 are currently granted under the plan;

     o an aggregate of 1,365,000 shares of common stock which are reserved for issuance pursuant to options granted separately from our stock option plan;

     o an aggregate of 3,450,000 shares of common stock for which warrants are exercisable at an average weighted price of $11.64 per share if the agreements governing those warrants, which we intend to renegotiate, are enforceable by their terms and are not renegotiated by us; and


     o an aggregate of 319,913 shares of common stock into which convertible loans are convertible at an average weighted price of $15.629 per share.

                                 Risk Factors

     You should carefully consider the following risks before making an investment decision. The following risks and uncertainties are not the only ones we face. Risks and uncertainties which either we do not know about or we currently believe are immaterial may also materially impair our business operations.

     If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment.

                         Risks Related to Our Business

We have no history of revenue, and we expect to continue to incur operating losses until late 2003.

     As a research and development company, we have no revenue history and therefore have not achieved profitability. We expect to continue to incur operating losses until late in the third or fourth quarter of 2003. We incurred a net loss of $10,018,960 for the six months ended June 30, 2000, $4,866,687 for the year ended December 31, 1999 and $3,191,902 for the year ended December 31, 1998. We have never generated profits, and we cannot assure you that, in the future, we will be profitable on a quarterly or annual basis. In addition, over the next twelve months, we plan to increase our operating expenses from approximately $750,000 per month to $1,100,000 per month in order to fund research and development and increase our administration resources. However, we expect to receive revenues by the end of the second quarter of 2001. Nevertheless, it is possible that our revenue may never be sufficient to recognize a profit.

We have a limited operating history that began in 1997 and may encounter difficulties typical to new operations.

     Some of our subsidiaries began operating in January of 1997, when they continued to perform research and development of three-dimensional technology for the storage of digital information on disc that our scientists had begun in 1995.

     Since we are a new operation, we may encounter problems, expenses, difficulties, complications, and delays typical to new operations. Primarily, there is the risk that we may not be able to transform the technology we develop into commercially profitable products. Also, there is the risk that once another company or we introduce our products into the market place, the market will not accept or adopt our products.


We frequently will need to raise large amounts of additional capital to sustain our operations, and we cannot assure you that we can continue to raise sufficient capital when we need to do so.

     We believe that we have sufficient working capital to sustain our operations through September 2001. However, because we are a research and development company in the data storage technology field, we continually expend large amounts of capital over short periods of time. We currently do not generate any revenues and do not expect to do so until the end of the second quarter of 2001. We cannot assure you that the revenues we generate in the future, if any, will be sufficient to finance the complete cost of our research and development. We will require additional funds before we achieve positive cash flow from operations. Our future capital requirements and profitability depend on many factors, such as the timely success of product development projects, the timeliness and success of joint venture and corporate alliance strategies and our marketing efforts. We are actively in the process of raising additional capital, including the issuance of warrants and convertible debt securities and the potential issuance of preferred shares. Our outstanding convertible debt does not materially adversely effect our liquidity. However, future debt or preferred share offerings could result in restrictions that could make payments of such debts difficult, create difficulties in obtaining future financings, limit our options for changing the business and cause substantial cash flow problems. We cannot assure you that additional financing or additional funds will be available when we need them or, if available, on terms acceptable to us. Any additional stock or convertible debt financing which we obtain, if we obtain any, could result in substantial dilution to shareholders. We are not currently considering acquiring a bank line of credit.

We and our contractor conduct operations in countries with a recent history of economic and political instability.

     In addition to our activities in the United States, we conduct business operations in Israel and Russia. Additionally, we have hired a subcontractor to perform various activities for us in the Ukraine. In recent history, these three nations have experienced significant economic and political instability. It is possible that present or future economic or political instability in these nations will have a material adverse impact on our ability to conduct our business or on our financial condition.

Economic instability in the foreign nations in which we operate might result from or lead to inflation, high interest rates and social unrest which could adversely affect our operations and performance.

     Economic instability may encompass unstable price levels such as inflation, unstable interest levels or rates, such as fluctuation of capital, and social unrest that could adversely affect our operations and performance.

     The rate of inflation in Israel, Russia and the Ukraine has not materially adversely affected our financial condition. It is impossible for us to predict whether the rate of inflation in Israel, Russia or the Ukraine will materially adversely affect our future financial condition. However, we believe that it is possible that such adverse effects might result in the future. On numerous occasions in the past, high rates of inflation have occurred in Israel, Russia and the Ukraine. High inflation may reoccur in the future, causing insecurity and uneasiness in the local populace in general, including our employees. In these situations, there is often concern about the increasing cost of living and attempts to keep pace with it. This situation by itself might adversely affect our performance. Whenever the currency exchange rate does not proportionally match inflation, as has happened as a matter of governmental policy in countries such as Israel, Argentina, and Russia, generally there is an increase in the costs to us in U.S. dollars. Such increases in costs might materially adversely affect our financial condition. Presently, we do not have a hedging policy for protecting us against changes in the dollar costs of our activities.

     Changes and fluctuations in interest rates might affect our operations in Israel, Russia and the Ukraine. The changes in interest rates might create either investment or disinvestment that might affect the economy of an entire country, and thus also our employees. Because we finance most of our non-U.S. operations in U.S. dollars, and since we expect that this financing will continue in the future, we believe that local interest rate fluctuations will not have a material adverse impact on our financial condition.

     The economic situation in Israel, Russia and the Ukraine might eventually develop into extended social unrest. Such social unrest might materially adversely affect both the financial performance of our local as well as our overall operations.

Political instability in the foreign nations in which we operate might result from or lead to military confrontation, frequent changes in national governments, terrorism and corruption which could adversely affect our operations and performance.

     We do not possess political risk or other insurance to protect against business interruption losses caused by political acts.

     Israel's physical security and integrity have been at risk since Israel's inception as a modern nation. Israel and Syria have attempted to restart peace negotiations. However, there is no formal peace between Israel and Syria or Lebanon. Additionally, there are conflicts between Israel and Iraq and between Israel and Iran. Israel and the Palestinian Authority have been conducting negotiations regarding the legal status of the West Bank, Gaza Strip and Jerusalem, the current Israeli capital. In connection with those negotiations and their results, violent activity has occurred, and may reoccur. Therefore, to the extent that we have operations in Israel, there is a risk that the political instability will have an adverse impact on our ability to conduct business. It is highly unlikely, but possible, that Israel's compulsory military service obligation for its citizens, which lasts until an individual is 55 years of age, could disrupt the scheduled work of our Israeli research and development facility. This obligation could delay the commercial launch of our planned volumetric storage product line and materially adversely affect our results of operations and financial condition.

     Russia's significant political and economic instability could have a material adverse effect on the results of our operations and the market price of our stock. Russia has incurred significant debt, which it may fail to repay on a timely basis. Russian currency, the ruble, has encountered foreign exchange volatility. The Russian government has experienced frequent political instability and change, including wars inside Russia, acts of terrorism, power struggles among government officials and among big commercial enterprises. In recent years, the Russian former president replaced prime ministers frequently, and parties with radical positions regarding intervention of the government in the economy, like the Communist Party, have gained in influence. We do not believe that these activities have materially adversely affected us. However, in the future, such factors may have a material adverse effect on our operations. Difficulties in protecting and enforcing our rights and future changes to local laws and regulations could adversely affect our ability to conduct operations in Russia.

     Additional strains on our local operations might result from other factors, such as the delay of Moscow banks in acknowledging wire transfers of funds into Russia. These delays can range from a day to a week. Also, Moscow banks often charge very expensive and somewhat arbitrary fees for wire transfers.

     Our activities in the Ukraine are limited to the operations of a single subcontractor. As Russia, the Ukraine has experienced significant political and economic change. The Ukrainian economy is less developed than that of Russia and is susceptible to most of the same economic risks as Russia, including governmental debt defaults or restructurings, currency restrictions, foreign exchange volatility and political instability. Economic or political instability in the Ukraine might have a material adverse impact on our ability to conduct business or on our financial condition.

We do not enter into derivative transactions to hedge market risk in Russia, Israel or the Ukraine, and market fluctuation may adversely affect our Ukrainian, Israeli and Russian operations.

     We cannot provide any assurance that future developments in each respective country will not generally have an adverse effect on our financial condition. Therefore, we do not anticipate that we will enter into derivative transactions, such as foreign currency forward or option contracts, to hedge against known or forecasted market changes.

We may require additional technology in order to successfully develop and license our technology.

     We believe that we have developed a substantial amount of technology for our products. Nevertheless, if we cannot develop the additional technology that we need to be able to sell our products, we may have to purchase technology from others. We cannot promise or accurately forecast whether we will succeed in performing these acquisitions.

We depend upon, and could become unable to maintain or attract, knowledgeable and experienced personnel vital to our financial success.

     In order to succeed, we depend upon our ability to attract and retain highly qualified technical and management personnel, including experts in the field of data storage technology and the sciences underlying such technology. These individuals are in high demand and are often subject to competing offers. We face competition for such personnel from other companies, research and academic institutions, government entities and other organizations. We cannot assure you that we will be able to attract and retain other qualified personnel we need for our business. Furthermore, we do not currently maintain "key man" insurance for any personnel.

Provisions of Florida law and our articles of incorporation could deter takeover attempts.

     The provisions of the Florida Business Corporation Act (as amended) and our articles of incorporation (as amended) could make it more difficult for a third party to acquire control of us, even if the change of control would benefit the shareholders. See page 49 of "Description of Our Securities" in this prospectus for more information.

We cannot assure you that we will successfully protect our Fluorescent Memory Technology and enforce our intellectual property rights.

     Although we intend to rely on trade secret, trademark, copyright and other intellectual property laws to protect our Fluorescent Memory Technology, we currently rely almost entirely on patent laws for our protection. While we intend to vigorously enforce our intellectual property rights, we cannot assure you that the steps we take to protect our Fluorescent Memory Technology and to enforce our rights will be successful. Through our wholly owned subsidiary, TriDStore IP, L.L.C., as of October 4, 2000, we individually hold nine U.S. patents, more than fifty U.S. and foreign regular patent applications, eleven pending U.S. provisional patent applications and twelve international patent applications pursuant to the Patent Cooperation Treaty. We cannot assure you that we will timely exercise our right to convert provisional or PCT patent applications into regular or international patent applications or that patent authorities will issue patents for any regular or international patent applications.

     We expect to develop trade secrets. We may seek patent or copyright protection for trade secrets. We cannot assure you that we will develop trade secrets or seek patent or copyright protection for any or all of them. We intend to enter into confidentiality and non-disclosure agreements to protect one or more trade secrets which we or our employees or independent contractors may develop, but we cannot assure you that we will do so or that the appropriate parties will maintain the confidentiality necessary to protect our trade secrets. A failure to maintain one or more trade secrets could have a material adverse financial impact on us.

     Our company may offer products in the U.S. and in foreign countries based on our patented Fluorescent Memory Technology. However, certain countries in the Pacific Rim and elsewhere may not offer the same degree of intellectual property protection that the U.S., European Community and Japan afford. Therefore, we may be unable to enforce our patent rights in those jurisdictions, even if we are able to obtain intellectual property rights.

     We have filed intent to use trademark applications with the U.S. Patent and Trademark Office for the trademarks "CLEARCARD" and "CONSTELLATION 3D". We cannot assure you that these applications will mature into registrations or that we will even use these marks. Furthermore, we acquired the internet domain names "C-3D.NET," "C-TRID.COM," "C-TRID.NET", "C3DINC.COM", "CONSTELLATION3D.COM", and "CONSTELLATION3D.NET". Currently, we maintain a web site at http://www.c-3d.net.

     We cannot guarantee that any patents, copyrights, trade secrets, trademarks or domain names that we developed or obtained will provide sufficient value or protection to us. Furthermore, we cannot assure you that other parties will not challenge their validity or that other parties will not assert affirmative defenses to infringement or dilution. If another party succeeds in developing data storage technology comparable to our Fluorescent Memory Technology without infringing, diluting, misusing, misappropriating or otherwise violating our intellectual property rights, our financial condition may materially suffer.


Due to potential intellectual property claims and litigation that parties may initiate against us, we may suffer economic losses and become unable to research, develop or license the sale or manufacture of our technology.

     As is typical in the data storage industry, other parties may in the future notify us of claims that we may be infringing, diluting, misusing, misappropriating or otherwise violating their intellectual property rights. It is impossible to predict the outcome of such potential claims, and we cannot assure you that the relevant authorities will resolve the potential claims in our favor. We also cannot assure you that an unfavorable resolution of a claim will not have a material adverse effect on our business or financial results. In particular, there has been significant litigation in the data storage industry relating to infringement of patents and other intellectual property rights. We cannot assure you that future intellectual property claims will not result in litigation. If another party were to establish infringement, dilution, misuse, misappropriation or any other intellectual property rights violation, we or our joint ventures might have to pay substantial damages, or courts might enjoin us from developing, marketing, manufacturing and selling the infringing product(s) in one or more countries. In addition, the costs of engaging in intellectual property litigation can be substantial regardless of outcome. If we seek licensure for intellectual property that we cannot otherwise lawfully use, we cannot assure you that we will be able to obtain such licensure on satisfactory terms.

We might not own intellectual property that we believe we own or that we need in order to successfully research, develop and license our technology.

     In the future, a court, patent office or other authority may deem one of our employees or contractors and not our company to be the legal owner of one or more patents, patent applications or other intellectual property which is material to protecting our data storage technology. We typically require that our employees and contractors assign to us all right, title and interest in and to the intellectual property that they develop for us. However, we cannot assure you that we will obtain legal ownership of one or more licenses to use the intellectual property, which an authority deems to be the property of our employee or contractor, on satisfactory terms. Our failure to obtain the legal ownership of, or one or more licenses to use, the intellectual property may have a material adverse effect on our business or financial results.


We may eventually face inherent business risk of exposure to product liability claims.

     Our business may confront allegations that the use or misuse of our future products caused the death or injury of a customer, consumer or user or to have had some other adverse effect. We do not presently have product liability insurance. Currently, our technology is not mass manufactured and we do not expect that anyone will mass manufacture our technology in the near future. Possible future product liability lawsuits may affect the reputation of our future products and services or otherwise diminish our financial resources even though we may obtain product liability insurance and we may protect ourselves against product liability claims by contractually requiring our joint ventures and licensees:

     o to have continuous quality control inspections, detailed training and instructions in the manufacture of our company's products;

     o to indemnify us for damages caused by tortuous acts or omissions of the joint venture or licensee; or

     o to obtain and maintain adequate product liability insurance.

     If injured persons bring product liability suits, we cannot assure you that any existing product liability insurance of a joint venture or any existing indemnification by our joint ventures will adequately cover the liability claims. In addition, we cannot assure you that product liability insurance will be available to us or our joint ventures in sufficient amounts and at acceptable costs.

We may be unable to obtain sufficient components on commercially reasonable or satisfactory terms.

     It is common in the data storage technology manufacturing and assembly industry for certain components to be available only from a few or sole-source suppliers. However, we cannot assure you that the key components for our future products will be available from a number of source suppliers. Therefore, we and our joint ventures and licensees may experience difficulty in obtaining a sufficient supply of key components on a timely basis. We intend to develop relationships with qualified manufacturers with the goal of securing high-volume manufacturing capabilities, thus controlling the cost of current and future models of our future products.

     We cannot assure you that we will be able to obtain a sufficient supply of components on a timely basis or on commercially reasonable terms or realize any future cost savings. The same supply and cost problems could adversely affect our sales of products. The inability to obtain sufficient components and equipment, to obtain or develop alternative sources of supply at competitive prices and quality or to avoid manufacturing delays could prevent our joint ventures from producing sufficient quantities of our products to satisfy market demand. Additionally, in the case of a component purchased exclusively from one supplier, our joint ventures could become unable to produce any quantity of the affected product(s) until such component becomes available from an alternative source. These problems could cause delays to product shipments, thereby increasing the joint venture's material or manufacturing costs or causing an imbalance in the inventory levels of certain components. Moreover, difficulties in obtaining sufficient components may cause our joint ventures and licensees to modify the design of our products to use a more readily available component. These design modifications may result in product performance problems. Any or all of these problems could result in the loss of customers, provide an opportunity for competing products to achieve market acceptance and otherwise adversely affect our business and financial results.

We may become financially dependent on one or a small number of customers.

     Because we are a research and development company, we have not developed a customer base for our products. We intend to establish joint ventures and licensing arrangements with strategic partners to market and sell our Fluorescent Memory Technology. In the future, it is possible that we or our joint ventures and licensees will have sales to one or a small number of customers which equal ten percent or more of our consolidated revenues. However, we do not intend to become financially dependent on one or a small number of customers with whom we do most or all of our business.

Our officers spend time on projects that bear no relation to our activities.

     Some of our officers, notably Leonardo Berezowsky and Michael Goldberg, serve as directors, officers and employees of other companies. See "Directors and Executive Officers" on page 37. While we believe that our officers will be devoting adequate time to effectively manage us, we cannot assure you that their other positions will not negatively impact their duties and that the impact will not have a material adverse effect on our financial condition. We believe that the other company positions of our officers do not raise actual or potential conflicts of interest that could interfere with the carrying out of their respective duties at our company.

Our expected products may be subject to various legal and regulatory controls.

     We are unaware of any particular electrical, telecommunication, environmental, health or safety laws and standards that will apply to our products. While we do not anticipate special regulation of our products, we cannot assure you that we will not have to comply with laws and regulations of domestic, international or foreign governmental or legal authorities. Compliance with these laws and regulations could have a material adverse affect on us. The Federal Communications Commission (FCC) regulates computer hardware that contains or utilizes magnetic forces to store information. If the FCC in the future chooses to regulate fluorescent-based computer storage devices, such as our products, compliance with those regulations could have a material adverse effect on our financial condition.

We face intense competition in the data storage technology industry.

     We estimate that there are approximately 14 enterprises currently researching, developing or producing other types of data storage technology which we consider to be our material competitors. The data storage technology industry is fiercely competitive, and a number of our competitors, such as EMC Corporation, Iomega Corporation and Seagate Technology, Inc. have already established their names, brands, products and technologies in the marketplace. We expect that some competitors will continue to have significant market shares. Our competitors may further increase their market shares through mergers, acquisitions and research and development.

     While we believe that our Fluorescent Memory products and joint venture and licensing strategies will result in competitive advantages, we cannot assure you that we will obtain or maintain any of such advantages over time. Furthermore, we cannot assure you that a competitor will not invent a superior technology, or that our products and services will be able to penetrate the data storage market. Many of our current and potential competitors have or may have advantages over us such as greater financial, personnel, marketing, sales and public relations resources. Existing or future competitors may develop or offer products that provide significant performance, price, creative or other advantages over products that we offer.

                       Risks Related to Our Common Stock


The market price of our common stock may fluctuate significantly.

     The stock market in general and the market for shares in technology companies in particular have recently experienced extreme price fluctuations, which have often been unrelated to the operating performance of the affected companies. We believe that the principal factors that may cause price fluctuations are:

     o fluctuations in our financial results;
     o fluctuations in our product development timetables;
     o general conditions and development in the technology industries and the worldwide economy;
     o conditions and expectations regarding the data storage markets;
     o sales of our common stock into the marketplace;
     o the number of market makers for our common stock;
     o announcements of technological innovations or new or enhanced products by us or our competitors;
     o a shortfall in revenue, gross margin, earnings or other financial results from operations or changes in analysts' expectations; and
     o developments in our relationships with our suppliers and potential customers.

     We cannot be certain that the market price of our common stock will not experience significant fluctuations in the future, including fluctuations that are adverse and unrelated to our performance. The sales of a substantial number of shares of our common stock after the filing of this registration statement could adversely affect the market price of our common stock by introducing a large number of sellers to the market. Given the potential for fluctuations in the price of our shares, these sales could cause the market price of our common stock to decline.

Investors who need immediate or future income should refrain from the purchase of our common stock.

     We do not intend to pay dividends to the holders of our outstanding common stock in the foreseeable future. Investors who need immediate or future income by way of dividends from their investment should refrain from the purchase of our common stock.

The market price of our common stock may decrease if a large number of shares are sold in the future.


     Future sales of our common stock in the public market, or the issuance of shares of common stock upon the exercise of stock options and warrants or otherwise, could adversely affect the market price of our common stock and impair our ability to raise capital through the sale of equity or equity-related securities. As of October 20, 2000, the following number of shares of common stock will be issued or issuable:

       Issued and outstanding (1) .......................................   42,957,026
       Issuable upon exercise of outstanding warrants whether or not
        currently-exercisable (2)(4) ....................................    6,481,922
       Issuable upon exercise of outstanding stock options whether or not
        currently exercisable ...........................................    5,236,550
       Issuable upon conversion of convertible loans (3).................      319,913

------------
(1) Excluding 500,000 shares of our common stock owned by Constellation 3D Trust LLC, one of our wholly owned subsidiaries.
(2) Currently exercisable at exercise prices ranging from $0.001 to $15.13 per share.
(3) A loan of $4,000,000 provided by Sands Brothers Venture Capital Associates LLC convertible at $17.65 per share and a loan of $1,000,000 provided by Constellation Tech convertible at $10.72 per share.
(4) Includes 3,450,000 warrants evidenced by agreements which we believe are no longer enforceable, because Sands Brothers & Co., Ltd. (Sands Brothers) failed to satisfy its obligation to raise $7.5 million in financing for us within 150 days of the Commencement Date as defined in the Placement
    Agency Agreement that we and Sands Brothers entered into in December 1999 and later amended. We intend to renegotiate the agreements regarding the warrants that we originally agreed to issue to Sands Brothers.

     As of October 20, 2000, of the 42,957,026 issued and outstanding shares identified in the table above, 32,674,576 are restricted securities (i.e., excluding 500,000 shares of our common stock owned by Constellation 3D Trust LLC, one of our wholly owned subsidiaries) within the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available. Such restricted securities will be eligible for sale in the public market subject to compliance with Rule 144. In addition, other exemptions may be available for sales of such restricted securities held by non-affiliates of our company. See "Shares Eligible for Future Sale."

     We cannot predict the effect, if any, that market sales of shares of common stock, or the availability of such shares of common stock for sale, will have on the market price of the shares of common stock prevailing from time to time. Nevertheless, sales of substantial amounts of shares of common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the shares of common stock and could impair our ability to raise capital through an offering of our equity securities.


                          Forward Looking Statements

     Some of the information in this prospectus or the documents we incorporate by reference in this prospectus may contain forward-looking statements. You can identify forward-looking statements by the use of forward-looking language such as "will likely result," "may," "believes," "are expected to," "is anticipated to," "is forecasted to," "is designed to," "plans to," "predict," "seek," "estimate," "projects," "intends to" or other similar words. Important factors that could cause actual results to differ materially from expectations include:


     o failure to raise sufficient capital to fund business operating plans;
     o market conditions and demand for new data storage technology;
     o our competitors' ability to successfully develop new technologies to satisfy demand for data storage;
     o difficulties in achieving sales, gross margin and operating expense targets based on competitive market factors;
     o difficulties in competing successfully in the markets for new products with established and emerging competitors;
     o difficulties with single source supplies, product defects or product delays;
     o difficulties in forming and maintaining successful joint venture relationships;
     o difficulties in negotiating and receiving licensing royalties;
     o difficulties in obtaining, maintaining and using intellectual property protections;
     o changes in data storage technological protocols and standards;
     o volatility in interest rates and currency exchange rates;
     o difficulties in state, federal, foreign and international regulation and licensing requirements;
     o economic and political instability in the foreign countries where we conduct operations;
     o litigation actions by directors, employees, investors and others;
     o limited operation and management history;
     o dependence on key personnel; and
     o other factors discussed in this prospectus.

     All of the above factors could cause our actual results to differ materially from historical results and those we presently anticipate. When you consider forward-looking statements, you should keep these factors in mind as well as the other cautionary statements in this prospectus, including the Risk Factors beginning on page 4.

                                Use of Proceeds

     All net proceeds from the sale of our common stock will go to the shareholders selling common stock under this prospectus. We will not receive any proceeds from the sale of the common stock sold by the selling shareholders, except that we will receive the exercise price from the exercise of warrants underlying the common stock registered. The proceeds from the exercise of warrants by cash payment will be used for working capital and other general corporate purposes.


                                Dividend Policy

     We have never paid any cash dividends to any of our shareholders, because we have lacked earnings to pay such dividends, and we have no intention to pay cash dividends in the foreseeable future.


                          Price Range of Common Stock

     Our common stock is quoted on the NASD's Over-the-Counter Bulletin Board under the symbol "CFMD."

     On December 17, 1999, our Board of Directors approved a three-for-one forward split of our common stock for the shareholders of record on December 16, 1999. The adjustment of the price per share of the common stock that resulted from the forward split took effect on January 18, 2000 and before trading of the common stock began on January 18, 2000. ALL OF THE HIGH AND LOW BIDS REPORTED IN THE CHART IMMEDIATELY BELOW HAVE BEEN ADJUSTED TO GIVE RETROACTIVE EFFECT TO THE CHANGE IN THE PRICE PER SHARE OF THE COMMON STOCK RESULTING FROM THAT STOCK SPLIT.



       Time Period                  High Bid     Low Bid
       -----------                  --------     -------
       Fiscal Year Ending 2000:
       First Quarter ...........     $63.625     $19.33
       Second Quarter ..........     $43.50      $ 9.875
       Third Quarter ...........     $20.1875    $ 9.75
       Fourth Quarter* .........     $11.75      $ 6.75

       Fiscal Year Ending 1999:
       Fourth Quarter ..........     $32.63      $ 5.35
       Third Quarter ...........     $ 7.92      $ 3.33
       Second Quarter ..........     $ 4.04      $ 0.58
       First Quarter ...........         --          --

------------
*For the period October 1, 2000 through and including October 18, 2000.

     On October 18, 2000, the highest bid was $9.75, and the lowest bid was $8.06.

     The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

     As of October 20, 2000, there were approximately 108 shareholders of record of our common stock, excluding Constellation 3D Trust LLC, one of our wholly owned subsidiaries.

                                Capitalization

     The following table sets forth our capitalization as of June 30, 2000 on an historical basis and on a pro forma basis giving effect to sales of common stock, issuances of options and warrants subsequent to June 30, 2000. You should read the table below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes included in this prospectus where such transactions are presented:



                                                                               Actual            Pro Forma
                                                                          ----------------   ----------------
Current portion of convertible notes payable ..........................    $     674,481      $          --
                                                                           =============      =============
Convertible notes payable, less current portion .......................        3,114,314          1,450,139
                                                                           -------------      -------------
Preferred stock, no par value; 10,000,000 shares authorized, issued and
 outstanding; -- none .................................................               --                 --
Common stock, $.001 par value; 100,000,000 shares authorized, issued
 and outstanding; actual 41,001,609, pro forma 42,902,706 .............           41,001             42,903
Additional paid in capital ............................................       15,603,708         31,059,928
Deficit accumulated during the development stage ......................      (20,690,294)       (20,690,294)
                                                                           -------------      -------------
 Total stockholders' equity (deficit) .................................       (5,045,585)        10,412,537
                                                                           -------------      -------------
 Total capitalization .................................................    $  (1,931,271)     $  11,862,676
                                                                           =============      =============

                     Selected Consolidated Financial Data

     The following selected consolidated financial information with respect to our financial position as of June 30, 2000 and December 31, 1999 and 1998 and results of operations for the six months ended June 30, 2000, the years ended December 31, 1999 and 1998, the period from September 25, 1997 (inception) to December 31, 1997 and the period from September 25, 1997 (inception) to June 30, 2000 has been derived from our audited consolidated financial statements. The selected consolidated financial information with respect to our financial position as of June 30, 1999 and December 31, 1997, and our results of operations for the six months ended June 30, 1999 have been derived from our unaudited consolidated financial statements which, in the opinion of our management, have been prepared on the same basis as the audited financial statements and include all normal and recurring adjustments necessary for a fair presentation of the information set forth therein. The results for the six months ended June 30, 2000 are not necessarily indicative of future results. You should read the selected consolidated financial information presented below in conjunction with our consolidated financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

     For our fiscal year ended 1997, our financial statements use September 25 as the inception date. Thus, the financial information for our fiscal year 1997 is for approximately three months, whereas our financial information for fiscal year 1998 is for a twelve-month period.



                                         Cumulative
                                        Amounts From
                                          Inception
                                       (September 25,
                                        1997) Through              Six Months
                                          June 30,               Ended June 30,
                                      ----------------  ---------------------------------
                                                                             (Unaudited)
                                            2000               2000             1999
                                      ----------------  -----------------  --------------
Statement of Operations
 Data
Operating expenses:
Research and development ...........   $   7,357,932      $   1,918,038     $  1,062,305
General and administrative .........       6,791,986          1,980,295          554,863
Marketing(1) .......................       4,518,846          4,518,846               --
                                       -------------      -------------     ------------
Total operating expenses ...........      18,668,764          8,417,179        1,617,168
Other expense:
Interest (income) expense,
 net ...............................       1,942,959          1,590,260           29,290
Taxes ..............................          78,571             11,521           11,000
                                       -------------      -------------     ------------
Net loss ...........................   $ (20,690,294)     $ (10,018,960)      (1,657,458)
Net loss per share--basic
 and diluted .......................                              (0.24)           (0.06)
Weighted average number of
 common shares
 outstanding--basic and
 diluted ...........................                         41,001,609       29,214,000


                                                                        Period From
                                                                         Inception
                                                                       (September 25,
                                               Years Ended             1997) Through
                                               December 31,             December 31,
                                      ------------------------------  ---------------
                                           1999            1998             1997
                                      --------------  --------------  ---------------
Statement of Operations
 Data
Operating expenses:
Research and development ...........   $  2,413,239    $  1,534,948    $  1,491,707
General and administrative .........      2,084,027       1,660,477       1,067,187
Marketing(1) .......................             --              --              --
                                       ------------    ------------    ------------
Total operating expenses ...........      4,497,266       3,195,425       2,558,894
Other expense:
Interest (income) expense,
 net ...............................        305,833          (6,985)         53,851
Taxes ..............................         63,588           3,462              --
                                       ------------    ------------    ------------
Net loss ...........................     (4,866,687)     (3,191,902)     (2,612,745)
Net loss per share--basic
 and diluted .......................          (0.15)          (6.80)         (4,355)
Weighted average number of
 common shares
 outstanding--basic and
 diluted ...........................     32,148,978         469,275             600



                                              June 30,                      December 31,            December 31,
                                   -------------------------------  ----------------------------  ---------------
                                        2000             1999            1999           1998            1997
                                   --------------  ---------------  --------------  ------------  ---------------
Balance Sheet Data:
Current Assets ..................   $  1,965,724    $    268,048     $  2,181,128    $  294,358    $  2,854,766
Current liabilities .............      4,128,380       3,083,183        3,596,404     1,430,871       5,541,326
Total assets ....................      2,254,566         560,121        2,422,228       561,589       2,954,929
Long-term liabilities ...........      3,171,771          50,503        2,145,449        46,825          26,345
Additional paid in capital ......     15,603,708       4,870,021        7,310,708     4,859,326              --
Total stockholders' deficit .....     (5,045,585)     (2,573,565)      (3,319,625)     (916,107)     (2,612,745)

------------
(1) Includes a non-cash compensation charge to operations of $4,293,000, representing the fair value of options granted to a non-employee consultant who provided business development services.

        Management's Discussion and Analysis of Financial Condition and
                             Results of Operations

     Some of the information that follows may contain forward-looking statements. You can identify forward-looking statements by the use of forward-looking language such as "will likely result," "may," "believes," "are expected to," "is anticipated to," "is forecasted to," "is designed to," "plans to," "predict," "seek," "estimate," "projects," "intends to" or other similar words.

     Our actual results may differ materially from historical results and those we presently anticipate. When you consider forward-looking statements, you should keep that in mind as well as the other cautionary statements in this prospectus, including the Risk Factors beginning on page 4.

                                   Overview

     We are an international company headquartered in New York, New York. With operations in the United States, Israel and Russia and a subcontractor who performs services for us in the Ukraine, we research and develop technology called Fluorescent Memory Technology.

     We plan to continue our focus on research and development of the Fluorescent Memory Technology and to develop strategic alliances, joint ventures and licensing arrangements with established companies in the data storage industry. We expect that our operating expenses will increase significantly during the foreseeable future as the result of our plans to:

   o increase expenditures on marketing, business development, public relations, and investors relations. Activities to take place include hosting demonstrations of our technology to potential strategic partners, continually obtaining information about the market size and growth parameters to update the market analysis, updating industry pricing and cost trends, enlarging the team responsible for establishing partnerships, monitoring new technological developments in the industry, and enrolling public and investors relations firms. We expect to increase expenditures from the current levels of approximately $40,000 per month to $150,000 per month for the above activities;

   o enhance existing capabilities of products by increasing the levels of research and development expenditures and capital assets from the current levels of $350,000 per month to $450,000 per month;

   o increase expenditures on administration to provide the overall management of our company as well as of our subsidiaries from the current levels of $330,000 per month to $380,000 per month;

   o increase monthly expenditures on professional fees for patent registration, licensing and joint venture agreements from $40,000 per month to $100,000 per month; and

   o establish research and development facilities with initial manufacturing capabilities in the United States by hiring additional staff and transferring equipment and personnel. We expect these expenses to be approximately $1,000,000 over the next twelve months.

     We must raise additional funds as a result of our planned increase in our operating expenditures. We have sufficient working capital to support our operations through September, 2001 and are in the process of negotiating for additional capital. We expect to receive revenues by the end of the second quarter of the fiscal year 2001 and expect to continue to incur operating losses until late in the third or fourth quarter of fiscal year 2003. We are currently exploring additional financing alternatives, including the possibility of private equity or debt offerings.

     Although our existing debt securities contain no such restrictions, the signing of future convertible debt or preferred share agreements could result in restrictions being placed on dividends, interest and principal payments, or any other covenant restrictions that could make payments of such debts difficult, create difficulties in obtaining further financings, limit the flexibility of changes in the business, and cause substantial liquidity problems. There can be no assurance, however, that such financing will be available to us or, if it is, that it will be available on terms acceptable to us.

     Effective August 22, 2000, we issued 10,000 warrants jointly to Reflekt Technology, Inc., a Massachusetts corporation (Reflekt) and Vladimir Schwartz, President, sole director and sole shareholder of Reflekt (Schwartz) in exchange for certain patents which Reflekt or Schwartz owned in whole or in part. The warrants are exercisable beginning August 22, 2001 at an exercise price of about $11.25 per share and terminate on August 22, 2004.

     On February 8, 2000, we formed Constellation 3D Trust LLC, a Delaware limited liability company that we wholly own. We then issued 10,500,000 shares of common stock to Constellation 3D Trust LLC as a capital contribution and later cancelled all but 500,000 of said shares. Constellation 3D Trust LLC intends to use the 500,000 shares to raise debt or equity capital and contribute the proceeds thereof to us, which proceeds will be used for general corporate purposes. There is no assurance that the issuance of the shares will result in the raising of any debt or equity capital.


     On December 1, 1999, we entered into a Placement Agency Agreement and Warrant Agreement with Sands Brothers & Co., Ltd. (the Agency Agreement and Warrant Agreement respectively) which obligates Sands Brothers & Co., Ltd. (Sands Brothers) to raise through the placement of our securities, on a best efforts basis, a minimum of $4.0 million (the Minimum Amount) and, as amended on March 23, 2000, a maximum of $120.0 million for us. By the face of the March 23, 2000 amendments to the Agency and Warrant Agreements, we were to issue to Sands Brothers warrants to purchase 1,050,000 shares at an exercise price of $3.67 per share for the Minimum Amount of securities sold, and 600,000 stock warrants for each $1.0 million of our securities sold up to $25.0 million (the Additional Placement Agent Warrants) at an exercise price equal to a 40% discount to the average of the bid price of our common stock for the 120 day period prior to any closing, but in no event less than $5.00 per share. On March 24, 2000, Sands Brothers Venture Capital Associates LLC, an affiliate of Sands Brothers, invested $4 million in us through a subordinated convertible debenture. Pursuant to the provisions in the Agency Agreement, we agreed to issue to Sands Brothers warrants to purchase 1,050,000 and 2,400,000 shares of common stock at the prices of $3.67 and $15.13, respectively.


     On March 23, May 16, May 31, June 28 and August 3, 2000, we amended the Placement Agency Agreement, Warrant Agreement and Warrant Certificate No. SB-2. Among other results of the amendments, Sands Brothers is no longer our exclusive financing source and is not entitled to any fees or stock warrants with respect to financing sources which it does not bring to us.


     We believe that the warrants and all provisions in the Agency Agreement, and all documents related thereto which call for the issuance of the warrants to Sands Brothers are no longer enforceable, because Sands Brothers failed to satisfy its obligation to raise $7.5 million in financing for us within 150 days of the Commencement Date as defined in the Agency Agreement. We intend to renegotiate the foregoing documents with Sands Brothers.


     We have a limited operating history upon which to base an evaluation of our business. You should consider our business and prospects in light of the risks, expenses and difficulties which companies in the early stages of development frequently encounter, particularly companies in new and rapidly evolving markets such as the data storage market. These risks include rapid technological change, inability to manage growth, competition from more established companies, dependence on suppliers, internal system problems, and the inability to obtain additional financing and an unproven business record.

Results of Operations for the Six Months Ended June 30, 2000 Compared to Six Months Ended June 30, 1999

     Our reported financial condition and results of operations for the six months ended June 30, 2000, includes all amounts for our company and our three wholly owned operating subsidiary companies, C-TriD Israel Ltd. (C-TriD), TriD Store Vostok (Vostok), and FMD&E, Inc. (FMD&E). Our reported financial condition and results of operations for the comparative six months ended June 30, 1999, include the consolidated amounts of our predecessor company, Constellation Tech.

     Revenue. We generated no revenue for the six months ended June 30, 2000 and 1999.

     Research and Development Expenses. We incurred research and development expenses of $1,918,038 for the six months ended June 30, 2000, compared with $1,062,305 for six months ended June 30, 1999 for an increase of $855,733, or about 81%. Research and development expenses consist primarily of expenses incurred for the development of our data storage technology, including compensation of technical staff and contractors, materials consumed in the development process, and professional fees for patent registration of intellectual property. Payroll for staff and costs for contractors amounted to $1,146,560 for the six months ended June 30, 2000, compared with $520,000 for the six months ended June 30, 1999 for an increase of $626,560, or about 120%. We increased payroll for staff and costs for contractors, primarily because we hired staff with greater qualifications, and we expanded our contractual relationships with our subcontractor. Professional fees were $149,277 for patent registration for the six months ended June 30, 2000, compared with $383,252 for the six months ended June 30, 1999. The decrease in patent registration was due to our proprietary technology being more proven and patentable during the same period last year. Materials consumed amounted to $182,781 for the six months ended June 30, 2000, compared with $17,881 for the six months ended June 30, 1999. The increase in material was due to the purchase of various lasers required at the current stage of development of our products. Travel expenses amounted to $141,090 for the six months ended June 30, 2000, compared with $24,300 for the six months ended June 30, 1999. The increase in travel costs is due to the travel of research and development staff between our geographical locations. General and administrative costs associated with research and development facilities were $160,195 for the six months ended June 30, 2000, compared with $92,836 for the six months ended June 30, 1999.

     General and Administrative Expenses. General and administrative expenses consist of management compensation, rent, professional fees, telephone, travel and other general corporate expenses. General and administrative expenses were $1,980,295 for the six months ended June 30, 2000, compared with $554,863 for the six months ended June 30, 1999 for an increase of $1,425,432 or about 257%. We paid substantially more for management and facilities for the six months ended June 30, 2000, than we did for the six months ended June 30, 1999. Payroll expenses and management fees relating to general and administrative activities were $423,758 for the six months ended June 30, 2000, compared with $170,335 for the six months ended June 30, 1999. The rise in compensation expenses was due to the increase in the size and compensation of the management team compared to that in place for the six months ended June 30, 1999. Office and maintenance charges were $288,005 for the six months ended June 30, 2000, compared with $205,962 for the six months ended June 30 1999. The increase in office and maintenance charges relates to the increased activity of the New York office for the six months ended June 30, 2000, compared to the six months ended June 30, 1999, when there was no corporate office in New York. Travel and accommodation expenses were $288,725 in the six months ended June 30, 2000, compared with $92,777 for the six months ended June 30, 1999. The increase in travel and accommodation expenditures was due to our increased fund-raising activities for the six months ended June 30, 2000, over the six months ended June 30, 1999. Professional fees were $740,695 for the six months ended June 30, 2000, compared with $26,392 for the six months ended June 30, 1999. The increase was for legal support for our financing transactions and the legal and accounting work required for the preparation of our publicly filed quarterly and annual reports. Consulting fees amounted to $130,516 for the six months ended June 30, 2000, compared with $49,440 for the six months ended June 30, 1999. Shareholder relations expenses and filing fees were $90,711 for the six months ended June 30, 2000, compared with no shareholder relations expenses for the six months ended June 30, 1999.

     Marketing. Marketing expenses consisted of compensation to consultants and travel expenditures for demonstrations of our technology to potential strategic partners. Marketing expenses were $4,518,846 for the six months ended June 30, 2000, compared to no expenses for the six months ended June 30, 1999, when we had yet to demonstrate our technology. Most of these expenses, $4,458,000, were compensation expenses relating to marketing and business development. The compensation expense consisted of $4,293,000 in noncash stock-based compensation due to the grant of 450,000 options to our non-employee consultant and $165,000 in consulting fees for the six months ended June 30, 2000, compared with no such expenses for the six months ended June 30, 1999. The compensation charge relating to the grant of stock options represents the relative fair value ascribed to the options measured using the Black-Scholes option pricing model. We present the effects of the compensation expense related to the grant of stock options as an addition to paid-in capital in the statement of stockholders' deficit. Travel and accommodation expenses for product demonstrations and exhibits were $56,143 for the six months ended June 30, 2000, compared with no expenses for the six months ended June 30, 1999. We incurred $4,703 in expenses relating to media exposure for the six months ended June 30, 2000, compared to no expenses for the six months ended June 30, 1999.

     Interest Income and Expense, net. We have recorded net interest expense of $1,590,260 for the six months ended June 30, 2000, compared with $29,290 for the six months ended June 30, 1999 for an increase of $1,560,970. The interest expense included a $120,000 beneficial conversion feature on subordinated convertible debt issued during the six months ended June 30, 2000, compared to no such expense for the six months ended June 30, 1999. We recorded interest expense of $692,604 for the amortization of the financing cost associated with the detachable warrants issued in connection with the issuance of subordinated convertible debt during the six months ended June 30, 2000, compared to no such expense for the six months ended June 30, 1999. We also recorded an interest expense of $500,000 related to the commission charged on the subordinated convertible debt issued during the six months ended June 30, 2000, compared with no such expense for the six months ended June 30, 1999. Interest expenses relating to bank overdrafts, shareholder loans and subordinated convertible debt amounted to $296,885 for the six months ended June 30, 2000, compared to $29,290 for the six months ended June 30, 1999. Interest revenue was generated through short-term deposits and amounted to $19,229 during the six months ended June 30, 2000, compared with no interest revenue for the six months ended June 30, 1999.

     Income Taxes. We have generated inter-company taxable income to date and therefore have incurred $11,521 for the six months ended June 30, 2000, compared with $11,000 for the six months ended June 30, 1999. Israeli and Russian subsidiaries, C-TriD and Vostok, incurred taxes due to their treatment of inter-company advances as taxable revenue. We have not generated any taxable income to date and therefore have not paid any federal income taxes since our inception. We have fully reserved deferred tax assets created primarily from net operating from net operating loss carry-forwards because our management is unable to conclude that future realization is likely.

Results of Operations for the Year Ended December 31, 1999 Compared to the Year Ended December 31, 1998

     Our reported results of operations from operations for fiscal 1999 include the combined earnings of two subsidiaries, C-TriD and Vostok, for the full 1999 year, the earnings of the predecessor company, Constellation Tech, for the nine months ended September 30, 1999, together with our earnings after October 1, 1999, the date on which we completed the acquisition of certain assets of Constellation Tech.

     Revenue. We generated no revenue in the years ended December 31, 1999 and 1998.

     Research and Development Expenses. Research and development expenses consist primarily of expenses incurred for the development of the data storage technology, including compensation of technical staff and contractors, materials consumed in the development process, and professional fees for intellectual property. We incurred research and development expenses of $2,413,239 for the year ended December 31, 1999, compared with $1,534,948 for the year ended December 31, 1998, for an increase of $878,291 or 57%. The significant costs were payroll for staff and contractors which amounted to $1,366,002 for the year ended December 31,1999, compared with $965,114 for year ended December 31, 1998. The increase in payroll expenditures was due to the increase in staff to 54 people for the year ended December 31, 1999 from 35 people for the year ended December 31, 1998. Professional fees were $556,432 for patent preparation and filing for the year ended December 31, 1999, compared with $312,612 for the year ended December 31, 1998. The increase in patent costs was due to the expanded coverage in scope and geography of our Fluorescent Memory Technology. Materials consumed amounted to $64,155 for the year ended December 31, 1999, compared with $139,565 for the year ended December 31, 1998. This decrease was due to the reduction of new materials required as our products went from prototypes to a demonstrable product in 1999.

     General and Administrative Expenses. General and administrative expenses consist of management compensation, rent, professional services, telephone expense, travel and other general corporate expenses.

General and administrative expenses were $ 2,084,027 for the year ended December 31, 1999 compared with $1,660,477 for the year ended December 31, 1998 for an increase of $423,550 or about 26%. This increase reflected the hiring of additional management personnel, increased facilities charges and expansion of operations. Payroll expenses and management fees relating to general and administrative expenses were $466,034 in the year ended December 31, 1999, compared with $690,066 for the year ended December 31, 1998. The decrease was due to the reduction of a management contract from $400,000 for the year ended December 31, 1998 to $100,000 for the year ended December 31, 1999. Office and maintenance charges consisting of expenditures on rent, general maintenance, and communications were $436,903 for the year ended December 31, 1999, compared with $491,322 for the year ended December 31, 1998. Travel and accommodation expenses were $303,443 for the year ended December 31, 1999, compared with $327,355 for the year ended December 31, 1998. Professional fees were $328,480 for the year ended December 31, 1999, compared with $56,180 for the year ended December 31, 1998, the majority of which relate to legal support for our financing transactions and the preparation of our publicly filed registration statement. Business development expenses were $97,635 for the year ended December 31, 1999, compared with no business development expenses for the year ended December 31, 1998.

     Interest Income and Expense, net. We have net interest expense of $305,833 for the year ended December 31, 1999, compared with a net interest income of $6,985 for the year ended December 31, 1998. The interest expense included a $125,000 beneficial conversion feature on subordinated convertible debt issued during the year ended December 31, 1999, compared to no such expense for the year ended December 31, 1998. We also recorded an interest expense of $100,000 related to the commission charged on the subordinated convertible debt issued during year ended December 31, 1999, compared with no such expense for the year ended December 31, 1998. Interest income and expense is generated by bank overdrafts, shareholder loans, subordinated convertible debt and non-cash financing charges.

     Income Taxes. We have generated inter-company taxable income to date and therefore have paid $63,588 for the year ended December 31, 1999, compared with $3,462 for the year ended December 31, 1998. Israeli and Russian subsidiaries, C-TriD and Vostok, incurred taxes due to their treatment of inter-company advances as taxable revenue. We have not generated any taxable income to date and therefore have not paid any federal income taxes since our inception. We have fully reserved deferred tax assets created primarily from net operating loss carry-forwards as management is unable to conclude that future realization is more likely than not.

     For our fiscal year ended 1997, our results of operations include the period from September 25 (inception) to December 31, 1997. Thus, the results of operations for our fiscal year 1997 is for approximately three months, whereas our results of operations for fiscal year 1998 is for a twelve-month period. Therefore, no comparison has been made between fiscal years 1997 and 1998.


                        Liquidity and Capital Resources


     As of June 30, 2000, we had cash and cash equivalents of $1,768,455 and our working capital deficit was $2,162,656, compared to a cash position of $2,030,139 and a working capital deficit of $1,415,276 as at December 31, 1999.


     Since inception, we have financed our operations from capital contributions, shareholder loans and subordinated convertible debt. During the six months ended June 30, 2000, we received gross proceeds of $4,000,000 from the issuance of subordinate convertible debt and net advances from related parties of $199,797. This compares with net proceeds from shareholder loans and advances from related parties of $1,479,411 for the year ended December 31, 1999. As at May 19, 2000 and July 31, 2000, shareholder's loans in the principal amounts of $300,000 and $1,000,000 respectively, became due and payable immediately. On August 23, 2000, principal amounts including interest was converted into common stock at a conversion price of $10.1531 per share.


     Subsequent to the six month period ended June 30, 2000, we received gross proceeds of $12,400,426 through the sale of 1,221,718 shares of our common stock. We granted the shareholders certain registration rights and warrants in conjunction with the financing. In addition, shareholder loans and subordinate convertible debt in the amounts of $1,402,163 and $2,367,973, respectively, were converted into 138,102 and 546,097 shares, respectively, of our common stock. On August 22, 2000, the majority shareholder of the company, Constellation Tech, entered into a $6,000,000 line of credit with us. As of October 2, 2000, we utilized $1,000,000 of this credit facility.

     Net cash used in operating activities was $4,401,204 for the six months ended June 30, 2000, including a net loss of $10,018,960 and an increase in payables of $243,453. This compares with net cash used in operating activities of $1,133,111 for the six months ended June 30, 1999, including a net loss of $1,657,458 and an increase in payables of $424,591. For the six months ended June 30, 2000, we recorded non-cash compensation expense of $4,293,000 relating to the issuance of stock options to a non-employee marketing consultant, a charge of $120,000 for the beneficial conversion feature on the subordinated convertible note issued during the period, and $692,604 of amortization of deferred financing costs resulting from the issuance of detachable warrants issued during the period. We will incur additional amortization charges of approximately $3,200,000 through September 2001 in connection with these detachable warrants. This compares with no such non-cash transactions for the six months ended June 30, 1999. Our current operating expenditures are approximately $750,000 per month and we plan to increase our operating expenditures to $1,100,000 a month in order to expand our operations. We have not generated any revenues to date and do not anticipate cash flow from operations to be sufficient to fund our cash requirements until late in the year 2003.

     We incurred net capital expenditures of $77,765 for the six months ended June 30, 2000, compared with $108,585 for the six months ended June 30, 1999. These expenditures were primarily for laboratory equipment associated with our continued research and development.

     We currently have no commitments for any credit facilities such as revolving credit agreements or lines of credit that could provide additional working capital except for an agreement with Constellation Tech, our majority shareholder, to provide us with a credit line of $6,000,000 out of which we borrowed $1,000,000. Based on our existing capital resources, we believe that we will be able to fund operations through September 2001. Our capital requirements depend on several factors, including the success and progress of research and development programs, the resources devoted to developing products, the extent to which products achieve market acceptance and other factors. We anticipate that we will require substantial additional financing to fund our working capital requirements. There can be no assurance, however, that additional funding will be available or, if available, that it will be available on terms acceptable to us. If adequate funds are not available, we may not be able to continue. There can be no assurance that we will be able to raise additional cash if our cash resources are exhausted. Our ability to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as our business performance.

     We have been in the development stage since our inception. We have had no operating revenue to date, have accumulated losses of $20,690,294 and will require additional working capital to complete our business development activities and generate revenue adequate to cover operating and further development expenses.

     On October 12, 2000, we converted our $500,000 loan from Wilbro Nominees Limited into 49,500 shares of our common stock and one-year warrants to purchase 15,000 shares of our common stock at an exercise price of $10.15313. This investor is a selling shareholder under the prospectus.

     On September 12, 2000, we converted our loan originally in the principal amount of $600,000 from Argotec Ltd. (Formula Ventures Ltd.) into 380,000 shares of our common stock issued to Formula Ventures L.P. (242,326 shares), FV-PEH L.P. (68,628 shares), and Formula Ventures (Israel) L.P. (69,046 shares) These investors are selling shareholders under the prospectus.

     On September 12, 2000, we entered into the Common Stock Investment Agreement with Jacqueline Hershkovitz. According to the common stock Investment Agreement, J. Hershkovitz purchased (1) 14,774 shares of common stock at a price of $10.15313 per share, (2) five year warrants to purchase 5,910 shares of common stock at an exercise price of $14.6656 per share, (3) and one year warrants to purchase 7,387 shares of common stock at an exercise price of $10.15313 per share. All the warrants are subject to adjustment. We issued the shares of common stock and the warrants as an exempt offering under Section 4(2) of the Securities Act. Through her registration rights, this investor is a selling shareholder under this prospectus.

     On August 31, 2000, we concluded a $ 2,000,426 equity financing through a sale of 197,026 shares of our common stock to a group consisting of the following seventeen investors: I. Nahori, H. Yehosoaa, A. Ori, B. Tamir, K. Zeev, E. Tzion, O. Ron, E. Miro, A. Shilontchik, Y. Peleg, A. Ben-Ami, G. Altshuler, Koor Underwriter and Issuer Ltd., Menorah Gaoon Investment Ltd., Bilgori Shalom and Yafa, The Hebrew University Employee Fund, and Shoher Tov Ltd., collectively called Koor's Investors. In connection with this equity financing, we issued the following warrants to Koor's Investors: (1) five-year warrants to purchase 78,813 shares of our common stock at the initial exercise price of $14.6656 per share, (2) warrants to purchase a number of shares of common stock pursuant to a certain formula set forth in the written agreement, and (3) one-year warrants to purchase 98,513 shares of common stock at the initial exercise price of $10.15313 per share and additional warrants pertaining to those 98,513 shares of common stock. In connection with this transaction, we granted Koor's Investors certain registration rights with respect to 197,026 shares of the common stock and the shares to be issued upon the exercise of the warrants granted to Koor's Investors. We issued the shares of common stock and the warrants as an exempt offering under Section 506 of Regulation D of the Securities Act of 1933.

     In connection with the sale of the foregoing securities to Koor's Investors, Koor Underwriter and Issuer Ltd., as a broker, received warrants to purchase 295,539 shares of our common stock and $80,017.04 (4% of the $2,000,426 purchase price) as commissions. We also paid a 17% Valued Added Tax on the cash payments. We issued the warrants as an exempt offering under
Section 506, Regulation D of the Securities Act. Koor's Investors and Koor Underwriter and Issuer Ltd., as a broker, through their registration rights, are selling shareholders under this prospectus.


     On August 23, 2000, we entered into the Common Stock Investment Agreement with Halifax Fund, L.P., a private fund organized under the laws of the Cayman Islands, providing for the $5 million equity financing through a sale of 492,459 shares of our common stock to Halifax Fund, L.P. In connection with this equity financing, we issued the following warrants to Halifax Fund L.P.: (1) five-year warrants to purchase 196,984 shares of our common stock at the initial exercise price of $14.6656 per share, (2) adjustment warrants to purchase a number of shares of common stock pursuant to a certain formula set forth in the written agreement, and (3) one-year warrants to purchase 246,229 shares of common stock at the initial exercise price of $10.15313 per share and additional warrants pertaining to those 246,229 shares of common stock. On September 19, 2000, we entered into the Letter Agreement with Halifax Fund, L.P., amending the common stock Investment Agreement of August 23, 2000. According to the Letter Agreement, Halifax Fund, L.P., provided to us the second $5,000,000 equity financing in consideration for the same number of shares and warrants as purchased by it in connection with the first $5,000,000 financing described above. Therefore, Halifax Fund, L.P. has purchased in the aggregate (1) 984,918 shares of our common stock, (2) five-year warrants to purchase 393,968 shares of our common stock, and (3) one-year warrants to purchase 492,458 shares of our common stock.


     In connection with these transactions, we granted Halifax Fund, L.P. certain registration rights with respect to 984,918 shares of the common stock and the shares to be issued upon the exercise of the warrants granted to Halifax Fund, L.P. We issued the shares of common stock and the warrants as an exempt offering under Section 506 of Regulation D of the Securities Act. of 1933. Halifax Fund, L.P. is a selling shareholder under this prospectus.

     In connection with the sale of the foregoing securities to Halifax Fund, L.P., (1) The Shemano Group, Inc., as a broker, received warrants to purchase 400,000 shares of our common stock and $500,000 (5% of the $10,000,000 purchase price) as commissions, and (2) Koor Underwriter and Issuer Ltd., as a broker, received warrants to purchase 200,000 shares of our common stock and $200,000 (2% of the $10,000,000 purchase price) as commissions. We issued the warrants as an exempt offering under Section 506, Regulation D of the Securities Act. The Shemano Group, Inc. and Koor Underwriter and Issuer Ltd., as brokers, are selling shareholders under this prospectus.

     On August 23, 2000, we converted the outstanding note in the original principal amount of $1,600,000 to Winnburn Advisory to 166,097 shares of our common stock, one-year warrants to purchase 83,048 shares of our common stock at the exercise price of $10.15313, and five-year warrants to purchase 66,439 shares of our common stock at the exercise price of $14.6656. Winnburn Advisory is the selling shareholder under this prospectus.

     On August 23, 2000, we converted the outstanding notes in the total original principal amount of $1,300,000 to EpiCenter Venture Finance Ltd. to 138,102 shares of our common stock, one-year warrants to purchase 69,051 shares of our commons stock at the exercise price of $10.15313 and five-year warrants to purchase 55,241 shares of our common stock at the exercise price of $14.6656. EpiCenter Venture Finance Ltd. is a selling shareholder under this prospectus.

     On August 22, 2000, we issued options to purchase 390,000 shares of our common stock to Vladimir Schwartz, our Chief Technology Officer, as compensation for the services rendered to us. The exercise price of these option shares is $11.25 per share. The options will expire on August 22, 2004.

     On August 22, 2000, in consideration of the assignment of patents to us by Mr. Schwartz and Reflekt Technology, Inc., a Massachusetts corporation, of which Mr. Schwartz is the President, sole director and sole shareholder, we granted jointly to Mr. Schwartz and Reflekt Technology, Inc. a warrant to purchase 10,000 shares of our common stock. The exercise price of the warrant shares is $11.25 per share. The warrant will terminate on August 22, 2004. We issued the warrant as an exempt offering under Section 4(2) of the Securities Act.

     On August 22, 2000, we entered into a certain Loan Agreement with Constellation 3D Technology Limited, a British Virgin Islands company, pursuant to which Constellation 3D Technology Limited agreed to open a credit line of up to $6,000,000 for us. The interest rate for each withdrawal will be the interest rate of three-month LIBOR plus 3%. Constellation 3D Technology Limited has the right to convert the loan amount into equity at a price per share of 90% of the average closing price of our common stock for the 12 trading days prior to August 22, 2000. In connection with this credit line, Constellation 3D Technology Limited will receive a three-year warrant to purchase 20,000 shares of our common stock upon signing the Loan Agreement and a three-year warrant to purchase 10,000 shares of our common stock upon each withdrawal made by us from this credit line. The purchase price of the above-stated warrants is equal to 100% of the closing price of our common stock on August 22, 2000. Up to one year from our last withdrawal from the credit line, Constellation 3D Technology Limited will have the right to purchase additional shares of our common stock for not less than $2,000,000. On August 28, 2000, we issued the Convertible Note to Constellation 3D Technology Limited in the principal sum of $1,000,000 as an exempt offering under Section 4(2) of the Securities Act of 1933.

     On August 18, 2000, we granted Blank Rome Comisky & McCauley LLP a warrant to purchase 5,555 shares of our common stock in order to reduce the amount of our outstanding legal fees due to Blank Rome Comisky & McCauley LLP by Fifty Thousand Dollars ($50,000.00). Blank Rome Comisky & McCauley LLP serves as our legal counsel. The warrant currently is exercisable at a price of $0.001 per share and will terminate on July 31, 2005. Blank Rome Comisky & McCauley LLP obtained certain registration rights in connection with the grant of the warrant and is a selling shareholder under this prospectus.

     On August 17, 2000, we entered into a Common Stock Investment Agreement by which we sold 25,000 shares of our common stock to TCO Investment Inc. and on August 18, 2000, we granted warrants to purchase (1) 15,000 shares of our common stock to Guldborg, International, and (2) 10,000 shares of our common stock to Farpell Inc. These investors are selling shareholders under this prospectus.


     On March 24, 2000, we issued a 10.0% Subordinated Convertible Debenture due September 24, 2001 in principal amount of $4.0 million to Sands Brothers Venture Capital Associates LLC, an affiliate of Sands Brothers & Co. Ltd. (Sands Brothers). As part of the Placement Agency Agreement with Sands Brothers, we agreed to grant to Sands Brothers Venture Capital Associates LLC certain registration rights with respect to the underlying common stock. We agreed to issue the convertible debenture, convertible at $17.65 per share as of the issue date, as an exempt offering under Section 4(2) of the Securities Act of 1933. In connection with such debenture, we agreed to issue, as an exempt offering under
Section 4(2) of the Securities Act of 1933, to Sands Brothers warrants to purchase 1,050,000 shares of our common stock at an exercise price of $3.67 per share and warrants to purchase 2,400,000 shares of our common stock at an exercise price of $15.13 per share. Both sets of warrants, if enforceable by their terms and not renegotiated by us, expire on December 1, 2004.

                 Changes in and Disagreements with Accountants

     Barry L. Friedman, P.C., Certified Public Accountant, resigned as our auditor effective October 19, 1999 due to our need to begin filing financial reports pursuant to the Exchange Act in order to continue the quotation of our common stock on the NASD's Over-the-Counter Bulletin Board. Barry L. Friedman, P.C. served as our auditor prior to our reverse acquisition with Constellation 3D Technology Limited on October 1, 1999. We engaged BDO International as our principal auditor and the principal auditor of our subsidiaries in October, 1999. BDO International served as our principal auditor and our subsidiaries' principal auditor during the last fiscal year. BDO Seidman, LLP, a member firm of BDO International, will serve as our principal auditor for the current fiscal year.

     Mr. Friedman's report on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. Our Board of Directors ratified Mr. Friedman's resignation and the appointment of BDO International and BDO Seidman, LLP as our auditors on September 19, 2000.

     During our two most recent fiscal years and the subsequent interim period preceding the resignation of Mr. Friedman, there were no disagreements with Mr. Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, as well as no reportable events as described in the rules of the SEC.

          Quantitative and Qualitative Disclosures About Market Risk

   Since our inception, we have not held any material market rate sensitive instruments.

                                 Our Business

     We are a development stage company engaged in a research and development program to launch the mass-market production of a technology called Fluorescent Memory Technology (also known as Fluorescent Media Disc and Florescent Memory Card Technology, FMD and FMC Technology, FMD/C Technology and by other substantially similar names). We began operations as of October 1, 1999 and have no prior operating history other than that associated with the acquisition of certain assets of Constellation 3D Technology Limited, a British Virgin Islands company (Constellation Tech), which primarily performed research and development of three-dimensional technology for the storage of digital information on disc. However, our subsidiaries were in operation before October 1, 1999, when Constellation 3D Holdings Limited, an Irish company (Constellation Holdings) or Constellation Tech owned them.

     We have no revenue history and therefore have not achieved profitability. We are an international enterprise headquartered in New York, New York. With operations in the United States, Israel and Russia and a subcontractor who performs services for us in the Ukraine, we research and develop data storage technology products for commercial applications.

     Our mission is to develop state-of-the-art technologies and products to serve the growing data storage needs of customers in government, business, education and consumer segments through continuous research and product innovation. By providing new data storage solutions to our customers through joint ventures, strategic alliances, and licensing agreements, we intend to have a substantial presence in the data storage research and development market and thereby provide significant returns to our shareholders.

     Our new technology focuses upon the concept of the volumetric storage of information. FMD Technology records data on multiple layers located inside a disk or a card, as opposed to the single or double layer method available in compact discs and DVDs. The recording, reading and storing of the information uses fluorescent materials embedded in pits and grooves in each of the layers. The fluorescent material emits radiation when excited by an external light source. The FMD Technology then decodes the information as modulations of the intensity and color of the emitted radiation.

     Our research has determined that these fluorescent multilayer disks and cards furnish the user with considerably improved storage space and storage time and deliver substantial performance advantages when compared to the CDs and DVDs currently produced.

                         Company History and Structure

     Our founder incorporated us on December 27, 1995 under the name Latin Venture Partners, Inc. The name of Latin Venture Partners, Inc. changed to C3D Inc. on March 24, 1999 in anticipation of a transaction with Constellation Tech. As approved by the necessary number of votes at our Annual Meeting of Shareholders held on December 27, 1999, we changed our name to Constellation 3D, Inc. effective December 29, 1999. From our inception on December 27, 1995 until October 1, 1999, we have had no business operations.

     On October 1, 1999, we purchased certain assets of Constellation Tech for total consideration of 29,250,000 shares of our common stock and our assumption of substantially all liabilities and obligations of Constellation Tech (the "Acquisition").

     In the Acquisition, we acquired the following assets:

     o Constellation's Tech's then sole existing membership interest in TriDStore IP, L.L.C.;

     o all of the issued and outstanding ordinary shares in TriD Store Vostok;

     o 99 of the 100 allotted shares of C-TriD Israel Ltd.; and

     o all of the issued and outstanding shares of common stock of TriD SV, Inc.

     TriDStore IP, L.L.C. is a Delaware limited liability company formed on February 2, 1998, formerly known as OMD Devices, L.L.C. until March 9, 1999. TriDStore IP, L.L.C. owns a substantial majority of our material intellectual property which consists mostly of patent registrations and applications. See "Risk Factors" on page 4.

     TriD Store Vostok is a Russian company formed on January 15, 1999. We conduct our Russian operations through TriD Store Vostok.

     C-TriD Israel Ltd. is an Israeli company formed on December 2, 1996. We are now the owner of all outstanding shares of C-TriD Israel Ltd. We conduct our Israeli operations through C-TriD Israel Ltd.

     TriD SV, Inc. is a Delaware corporation formed on August 10, 1998. As of October 20, 2000, TriD SV, Inc. has had no operations.

     On February 8, 2000, we formed Constellation 3D Trust LLC, a Delaware limited liability company that we wholly own. We then issued 10,500,000 (Ten Million Five Hundred Thousand) shares of common stock to Constellation 3D Trust LLC as a capital contribution and later cancelled all but 500,000 (Five Hundred Thousand) of said shares. Constellation 3D Trust LLC intends to use the 500,000 (Five Hundred Thousand) shares to raise debt or equity capital and contribute the proceeds thereof to us, which proceeds will be used for general corporate purposes. There is no assurance that the issuance of the shares will result in the raising of any debt or equity capital.

     On April 7, 2000, we formed FMD&E, Inc., a Massachusetts corporation that we wholly own ("FMD&E"). We formed FMD&E after we decided not to consummate the acquisition of Reflekt Technology, Inc., a Massachusetts corporation. Since April 2000, FMD&E has been designing fluorescent multi-layer production equipment.

                            ORGANIZATIONAL STRUCTURE

                                     OF THE

                        CONSTELLATION 3D, INC. ENTERPRISE




--------------------------------------------------------------------------------------------------------------------

                                                CONSTELLATION 3D, INC.

                                                    (Florida, USA)
                                                  (Headquartered in
                                               New York, New York, USA)

--------------------------------------------------------------------------------------------------------------------

     100%                100%               100%                 100%              100%                100%
--------------------------------------------------------------------------------------------------------------------

 TriDStore, IP,       TriDStore       C-TriD Israel Ltd.     TriD SV, Inc.     Constellation 3D     FMD&E, Inc.
     L.L.C.            Vostok             (Israel)         (Delaware, USA)        Trust LLC       (Massachusetts,
(Delaware, USA)  (a.k.a. 3-D Vostok                                            (Delaware, USA)         USA)
                    ZAO) (Russia)

--------------------------------------------------------------------------------------------------------------------

                                   Products

     We have developed FMD and FMC Technology and, through licensing and/or joint ventures, plan to use it to introduce the following products:

     1. First Generation Discs and Cards

     a. Read Only Memory (ROM) Products

        o FMD-ROM. We expect that this class of products will take the form of a disc, with data storage capacities of up to 100 Gigabytes (GB). It should include red laser-based disc/drive units that are also capable of reading CDs and DVDs.

        o FMC ClearCard(TM)-ROM. We expect that this class of products will take the form of credit-card-sized card devices, with data storage capacities of up to 5 GB.

     b. Write Once Read Many Times (WORM) Products

        o FMD-R (Recordable). We anticipate that this class of products will take the form of a disc, with data storage capacities of up to 100 GB. We project that these products will include red laser-based disc/drive units that are also capable of reading CDs.

        o FMC ClearCard(TM)-R (Recordable). We expect that this product line will be credit-card-sized cards, with data storage capacities up to 5 GB.

     We anticipate that the first prototypes of this technology will be demonstrated by Summer 2001, and we expect that this technology will go beyond ROM in offering a one-time recording function, allowing the user to choose the data to be stored.

     c. Rewritable (R/W) Products

        o FMD-R/W. We expect that this line of products will be a 120 mm disc with data storage capacities of up to 100 GB.

        o FMC ClearCard(TM)-R/W. We anticipate that this product line will be credit-card-sized cards, with data storage capacities of up to 5 GB.

     We expect to be able to demonstrate this technology, by the end of 2001 and anticipate that the technology will allow multiple erasing and re-recording of user-specified data.

     2. Second Generation Discs & Cards

     We anticipate the development of these products within 18 to 24 months after the first generation. We estimate that the discs will have data storage capacities up to 1 Terabytes (TB) (1,000 GB) and that the cards will have data storage capacities up to 25 GB.

     3. Hybrid ROM-R-R/W Discs and Cards

     We believe that the multi-layer structure of our FMD/C media allows the creation of hybrid memory devices, combining the advantages of Read-only, Recordable and Rewritable memory.

                      Distribution and Principal Markets

     We do not plan to normally engage in direct sales and distribution of FMD/C products. Instead, we intend to partner with industry leaders having a substantial sales and distribution capability within targeted market segments, such as the PC Market, the Home Consumer Market, Digital Cinema, and Mobil Computing. The primary exception would be with respect to market segments that become evident as strategically important to our overall success, where we intend to become more directly involved in the sales and marketing process.

     We expect to receive revenues primarily through licensing and royalty revenues, in accordance with our business model. We intend to establish royalty rates by agreement with joint venture partners and technology licensees, calculated as a percentage of the licensee's revenue generated -- a per-unit price, or a flat fee. We


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

expect to derive royalties from a percentage of the value to the licensee that is attributed to our technology. Early in the product rollout, we may partially waive royalties in order to help speed market introduction of the technology. In general, we expect to set the price at the optimum level to achieve the highest possible overall revenue return.

     Based on the market penetration of CD and DVD, we believe that sales for 120 mm (CD/DVD-sized) FMD disc will come from 2 primary categories: the PC Market and Home Consumer Market. A description of these market segments and others follows.

                                 The PC Market

     The market size of the PC Market exceeds 200 million drives and includes billions of discs. We believe that the market needs storage solutions past the
4.7 GB (or 8.54 GB dual layer) capacity currently offered by DVD-ROM and 4.6 GB currently offered by DVD-R. The PC Market currently uses Compact Disc Read Only Memory (CD-ROM), recordable CDs (CD-R), DVD-ROM and DVD-RAM formats.

     The home and office personal computer market is one of the largest for optical discs. It includes software (ROM) and personal storage (CD-R and R/W). Annual worldwide demand for ROM discs is well over 1 billion units. In the past 2-3 years, due to the increased size of software applications, distribution of software has moved from the floppy disc (holding 1.44 Megabytes (MB)) to the CD (holding 650 MB), and is now starting to move to DVD (holding 4.7 GB).

     The demand for storage in the PC ROM software market continues to grow as applications such as games and encyclopedias add more multimedia and video features. These changes have spurred the move from CD-ROM storage to DVD-ROM storage, with FMD-ROM as the available format for applications requiring over
4.7 GB of capacity.

     This trend is mirrored for recordable media, with annual CD-R disc worldwide demand at 3.8 billion units. CD-R has now in fact become a commodity product, with bulk prices close to $0.30 per disc and just a few firms, such as Ritek Corporation and CMC Magnetics, controlling worldwide supply. The DVD-recordable market is now beginning to increase substantially (despite the format battles between DVD-R/W, DVD-RW+ and DVD-RAM), and is led by the need for greater storage capacity in order to record and/or archive video & audio content. We are developing, using current inexpensive red-laser-based FMD media, discs with a capacity of up to 25 GB, giving a 5-fold increase in recordable optical storage capacity.

     For removable carriers, we plan to develop our FMC ClearCard(TM) in various sizes, ranging from around 500 MB to about 5 GB. We believe that these cards will initially service the portable computing market and later the office and home computer desktop market.

                             Home Consumer Market

     In the home video market, VHS tape is still the predominant format, but the use of DVD in the United States and Europe is now occurring faster than many experts had anticipated.

     In the United States, DVD is approaching 10% market penetration, which signifies rapid mass-market acceptance. Major movies are now being released primarily or even exclusively in the format, and old celluloid classics are being digitally re-mastered for DVD release.

     We expect that our discs and cards will provide a suitable solution for the distribution of films and other types of recorded information and may replace the analog technology of VHS used in VCRs, portable applications to be used in high-resolution hand-held movie players and in-car and in-plane entertainment systems.

o HDTV

     One important and growing market for removable storage carriers is high definition television, also called HDTV. This high quality television format has been gradually introduced in the United States, Europe and Asia. Format issues have hampered the speed of introduction, but we think that certain federal laws, including the requirement that all television broadcasts be made digitally by 2006 make it increasingly likely that some form of the HDTV format will be successful.

     The high pixel rate for HDTV requires relatively large data capacities and transfer speeds to achieve the high quality definition the format allows.

     Sonic Solutions and Ravisent Technologies Inc. have announced a new format, called hDVD which they claim has up to four times the resolution of standard DVD-Video titles for the HDTV market. However, some industry experts believe that in order to truly enable the HDTV format, media with over 50 GB memory capacity will be required.

     We believe that we are the only company planning to offer a single carrier solution for HDTV, and that we are therefore well positioned to be the predominant storage carrier for HDTV playback.

o Personal Digital TV Recorders

     The market for Personal TV recorders potentially will exceed 200 million players and billions of discs. We estimate that the data storage market needs storage solutions with storage capacities greater than 50 GB for both ROM and recordable data storage. Currently, the personal digital TV recorder market uses DVD-R, DVD-RAM and hard disc.

     TiVo Inc. and Replay Networks Inc. currently supply the market for digital personal television recorders, with units containing hard discs with capacities up to 30 GB. We perceive the biggest problem, even with the recording of non-high definition television, to be what to do when the disc is full. With removable FMD-R discs, with expected capacities up to 100 GB, consumers will be able to record many hours of entertainment and keep the recorded discs for subsequent replay as desired. In addition, we expect the FMC-R ClearCard to offer the same functionality for compressed information. We also expect both the FMD-R disks and cards in mobile applications such as hand-held players.

     As these formats reach mass-market acceptance, we anticipate that they could require the production of large quantities of FMD discs annually.

                                Digital Cinema

     The digital cinema market consists of approximately 34,000 screens nationwide, and approximately 133,000 worldwide, with 75% of non-digital screens expected to convert to digital within 10 years. We believe this market requires a single disc with more than 100 GB of capacity and more than 50 megabits per second read speed. Currently, the digital cinema market lacks a standard format.

     Digital progress is on the verge of making fundamental changes in the film industry. Leaders in the industry and electronics firms have been developing a new "electronic cinema" to replace the celluloid movie reel. Joe Butt, director of entertainment and technology strategies at Forrester Research, Inc., states that the new digital projectors will be common in movie theaters within three years, and will become the new standard by 2007.

     Digital Cinema technology represents enormous benefits over celluloid reels and projectors in the areas of convenience, units costs savings, and quality. The Digital Cinema era will offer advantages such as the shorter lead-time in bringing films to market and switching times on changing projectors over from one film to another. The cost of each celluloid reel is about $2,000.

     The cost savings potential is extremely large when one considers that there are about 5,000 prints shipped domestically and more worldwide on most major films. Delivery costs and time only exacerbate the situation. According to the National Association of Theater Owners, Digital Cinema could save the industry up to $600 million per year.

     Director George Lucas and Lucasfilm Ltd. are pioneering the transition to Digital Cinema. Lucasfilm Ltd. financed the first digital projectors to be used in theaters. In May of 1999, the much anticipated "Star Wars: Episode I -- The Phantom Menace" debuted on Digital Cinema projector.

     We believe some hurdles still need to be overcome in the development of Digital Cinema on a broad scale. These include data storage capacity and read times -- issues which we believe we are well positioned to address. The digital cinema industry is one marketplace that we believe will be an early adopter of our technology.


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

                               Mobile Computing

     In this growing arena, we are targeting:

       o The wireless digital telephone market;

       o Personal Digital Assistants;

       o Ebooks; and

       o GPS systems.

       o Wireless Digital Telephone Market

     We believe that personal digital assistants, also called PDAs, and cell phones are on a quick path of convergence. The key participants in the wireless digital telephone market are the service providers such as ATT Corp., Sprint Communications Company, L.P., and MCI WorldCom, Inc., and the equipment vendors such as Nokia Corp., Ericsson LM Telephone Co., and Motorola Inc.

     We see third generation (3G) mobile telephone networks as an evolutionary step up from today's second generation digital mobile systems. We expect that 3G media telephones and communicators will have multimedia messaging capabilities which will include still imaging, video calls and video streaming, wireless Internet browsing and speech. We anticipate that users will have their own personal, mobile, multi-media communications service.

     All of these enhanced features will demand greater data storage capacity and performance. This demand, however, must be balanced with mobility. As a result, storage media must be of a compact nature to serve this market. We realize the value of this 3G technology and we intend to capitalize on it, by partnering with the companies that are instrumental in developing it.

     It is difficult to predict how many consumers will become 3G subscribers as the technology develops, but Lucent Technologies, a leading provider of telecommunications products and services, predicts that there will be more than 175 million subscribers for wireless data services by 2005.

o Personal Digital Assistants

     We think that the PDA market represents a market segment with vast potential for our FMD/C technology. We expect that as more functionality ranging from multimedia applications to personal communications is built into PDAs, the PDA unit's demand for digital storage will grow substantially.

     The Strategis Group anticipates substantial growth in the markets of PDA computing and smartphones, phones wirelessly connected to the Internet. Palm, Inc., a majority-owned subsidiary of 3Com Corporation, is the leading global provider of hand-held computing devices. Psion PLC, Sony Corporation and Microsoft Corporation, in conjunction with Sharp Electronics Corp., Hewlett Packard Company and others, are other major players in this segment.

o Memory Used in Mobile Computing

     The combined market for all hand-held devices requiring data storage is in the hundreds of millions of units. The Mobile Computing Market requires high capacity, small size and low power usage.

     The most common memory storage carrier in the mobile computing market is flash memory. According to recent Merrill Lynch & Co., Inc., estimates, this represents a $15 billion market. Currently, flash memory is limited to less than 200 MB per unit and costs about $2,000 per GB. Flash memory is a R/W technology that enables the user to continuously operate the unit without the frequent change of storage media. It is designed specifically to address the storage requirements of emerging applications in the consumer electronics and industrial/communications markets such as digital cameras, personal digital assistants, portable digital music players, digital video recorders and smart phones, communications routers and switches and wireless communications base stations. SanDisk Corporation dominates the flash memory market, and Sony Corporation has now entered it with its Memory Stick product.

     IBM Corp. introduced its new hard disc based microdrive PCMCIA card in a second mobile computing data storage carrier. We project that this drive will initially cost hundreds of dollars.

     Last, DataPlay, Inc. is developing a compact DVD-technology-based optical data carrier for use in hand-held devices.

     We believe that our recordable FMC ClearCard will seriously compete with flash memory, hard disc microdrives and DVD-technology-based carriers. We project that our 5 GB FMC-R will cost significantly less per unit to produce in volume and could thereby retail for lower prices. We hope to obtain a significant portion of these markets.

     Corporate Data Storage, Internet Streaming, Video On Demand and Video Archiving

o Corporate Data Storage

     As companies store and analyze more data on transactions, customers, and operational and financial parameters, the corporate sector represents a substantial and growing portion of the demand for data storage. Applications such as storage area networks, data warehousing, supercomputing, Internet streaming and data mining are projected to require ever-greater capacity in order to handle the volume of data to be processed.

     International Data Corp. reported that the demand for corporate data storage has been growing at more than 80% yearly for the past four years and will double annually for several years to come. Industry estimates predict that the average Fortune 500 company database size is anticipated to grow to 6.5 TB in 2002 from today's average size of 672 GB.

o Internet Streaming and Video on Demand

     As users of the Internet -- both corporate and individual - move toward high-bandwidth connection (via optical fiber channels, ADSL (Asynchronous Data Subscriber Line) and cable modems), very large amounts of video data will be transferred from server to end-user. We believe that at both ends, high capacity data storage carriers will be required. We expect that the Internet server and corporate recipient markets will use our products.

o Video Archiving

     The market requires terabytes of storage at a cost lower than that of a random array of inexpensive discs (also known as RAID). Major vendors such as Oracle Corporation, IBM Corp., EMC Corp. and SAP AG provide video archiving solutions. Movie studios and broadcast corporations have data archiving capacity requirements of up to several Pentabytes (1,000 TB, also known as PB).

     We expect that our 100 GB FMD-ROM and FMD-R discs will greatly ease the burden on providers of corporate data storage and video archiving storage facilities, both in terms of cost and size of facility.

     IBM Corp. and EMC Corp. are the main technology providers in this field with RAID, optical jukeboxes or tape systems. They now offer a cost per 100 GB of approximately $600 for their high-end systems. We believe that 100 GB FMD-R discs can be produced in volume for significantly lower prices per unit than those other technologies.

                             Intellectual Property

     Through our wholly owned subsidiary TriDStore IP, L.L.C., as of October 4, 2000, we own the following U.S. patents:

   o U.S. Patent No. 5,847,141, entitled "Photochromic Material for Electro-Optic Storage Memory," which issued on December 8, 1998 and which expires on December 22, 2015. This patent covers photochromically modified pyridones which are useful in three dimensional, stable, optical memory storage devices.


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

   o U.S. Patent No. 5,936,878, entitled "Polymeric Photo-Chromic
     Composition," which issued on August 10, 1999 and which expires on December 12, 2017. This patent covers the use of photochromically modified spiropyrans in three dimensional, stable, optical memory storage devices.

   o U.S. Patent No. 5,945,252, entitled "Photochemical Generation of Stable Fluorescent Amines from Peri-Phenoxiderivatives of Polycyclic P-Quinones," which issued August 31, 1999 and which expires on December 11, 2017. This patent covers the use of photochromically modified polycyclic quinones in three dimensional, stable, optical memory storage devices.

   o U.S. Patent No. 5,982,740, entitled "Dry Bonded Digital Versatile Disc," which issued on November 9, 1999 and which expires on November 25, 2017. This patent covers a disc for storing digital information comprising a plurality of adhesively bonded sub discs.

   o U.S. Patent No. 6,009,065, entitled "Optical Pickup for 3-D Data Storage Reading from the Multilayer Fluorescent Optical Disk," which issued on December 28, 1999 and which expires on December 4, 2017. This patent covers an optical pickup capable of reading binary optical information from a multilayer fluorescent disk.

   o U.S. Patent No. 6,027,855, entitled "Photo-Chemical Generation of Stable Fluorescent Derivatives of Rhodamine B," which issued on February 22, 2000 and which expires on December 12, 2016. This patent covers a method for optically recording information in a three-dimensional memory system having an active medium which includes a Rhodamine B compound.

   o U.S. Patent No. 6,039,898, entitled "Optical Memory Device and Method for Manufacturing Thereof," which issued on March 21, 2000 and which expires on October 22, 2017. This patent covers a o method of making an optical memory device comprising one or more layers, each having a patterned surface with spaced regions for receiving o fluorescent material capable of recording and transmitting data.

   o U.S. Patent No. 6,071,671 entitled "Fluorescent Optical Memory," which issued on June 6, 2000 and which expires on October 6, 2017. This patent covers a method for making an optical 3-D memory device having a plurality of layers, each carrying fluorescent material which can be reversibly rendered non-fluorescent by electromagnetic radiation for storing and recovering data.

   o U.S. Patent No. 6,080,288, entitled "System for Forming Nickel Stampers Utilized in Optical Disc Production," which issued on June 27, 2000 and which expires on May 29, 2018. This patent covers a system for electro depositing a metal layer on a substrate using a rotary jet planarizer.

     As of October 4, 2000, we own more than 70 additional pending U.S. regular, U.S. provisional, Patent Cooperation Treaty and foreign patent applications covering compositions, methods, and apparatus which relate to our Fluorescent Media Technology. We are in the process of preparing and filing other patent applications.

     We cannot assure you that any of our patent applications will result in the issuance of patents, or, if the applicable regulatory agency issues patents, that they will be of sufficient scope and strength to provide meaningful protection of our technology or any commercial advantage to us, or that no one will challenge, invalidate or circumvent our patents in the future. Moreover, we cannot assure you that our competitors, many of which have substantial resources and have made substantial investments in competing technologies, do not presently have or will not seek patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the U.S. or in other countries.

     We intend to rely on a combination of patents, trade secrets, copyrights and trademarks to protect our intellectual property rights. We cannot assure you, however, that competitors will not independently develop substantially equivalent proprietary technology, or that we can meaningfully protect our rights in unpatented proprietary technology. Nevertheless, we intend to enforce our intellectual property rights whenever we become aware of any infringement or violation of our rights.

     Our success and ability to compete will depend in part upon our ability to protect our proprietary technology and other intellectual property. We have filed numerous patent applications to protect technology, inventions and improvements which we believe are significant to the development of our business and protectable under applicable patent laws. However, we may sell our patented products in foreign countries where we do not apply for patent protection, or, if we do apply, where the applicable regulatory body does not grant a patent. In those countries where we do not obtain patents, there is a risk that competitors may be able to reverse engineer our products and undermine our ability to compete there. In addition, there are foreign countries whose intellectual property laws are not enforceable or, if enforceable, are enforceable to a lesser extent than the intellectual property laws of the United States. If we market our patented products in such countries, there is a risk of piracy or reverse engineering by competitors that may undermine our ability to compete.

     We do not believe that we infringe any patents or infringe, dilute or otherwise violate intellectual property of others. However, we cannot assure you that current and potential competitors and other third parties have not filed or will not file applications for patents, or that the applicable regulatory body has not issued or will not issue, patents or other proprietary rights relating to devices, apparatus, materials or processes which we use or propose to use.

               Competitive Conditions and Methods of Competition

     Our Fluorescent Medio Disc and Card Technology will compete with a variety of existing and future data storage technologies. While hard disk drives are the most common form of mass data storage and CDs and DVDs are the most common removable data storage carriers, these are not the only storage media available to consumers. A variety of options exist, each with unique price and performance characteristics to meet specific requirements.

                       Existing Competitive Technologies

o Removable Mass Storage Devices

     We believe that the trend of processing sensitive data on desktop PCs instead of on mainframe computers has made removable mass storage solutions increasingly important and that floppy diskettes, which have been the most commonly used removable storage devices, often are insufficient for certain data-intensive applications. For these applications, high capacity removable mass storage devices offer advantages. Removable mass storage devices, which are particularly suitable for secondary storage applications like data backup and archiving, rather than as a primary form of on-line storage, come in many forms, such as tape cartridges, Compact Disc Read Only Memory (CD-ROMs) and recordable CDs (CD-R).

o Tape Drives

     The magnetic tape drive, including floppy discs, was one of the first computer storage technologies, and early mainframe computers commonly used it. However, its inability to randomly access or write data like disk drives makes it much slower than newer data storage technologies. Therefore, new technologies have replaced it as the primary storage device in most computer applications. However, due to its high storage capabilities and low cost-to-megabyte ratio, it is still very much in use as a storage medium for archiving large amounts of data. Additionally, recent advances in tape technology, such as digital audio tape cartridges, have also made tape a preferred technology for backing up network servers and other critical data.

o Optical Disc Drives

     Optical Disc Drives, which include CD drives, DVD drives, and magneto-optical drives, came onto the public scene in the mid 1980s and have gained mainstream acceptance.

     We anticipate that the advent of re-writable optical discs will make the optical disc drive an increasingly important segment of the data storage industry. In ODDs, such as CDs, DVDs, and MOs, light from a semiconductor laser focuses onto the storage layer to perform writing or reading. The disc substrate or a thick overcoat protects the storage layer, making this technology well-suited for removable media.


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     CD-ROM drives are by far the most widely used ODDs and are the computer industry's standard for distribution of software products. They are typically used to distribute large databases and documents that require only periodic access. Read/Write drives, on the other hand, are used almost exclusively for archival storage where it is important that the data cannot be changed or erased after being written, as in the case of financial record storage.

     CD Audio is the primary means of music distribution world-wide, and DVD video is fast becoming the leading distribution method for film and video content.

o Magnetic Disk Drives

     One of the original data storage media, some view magnetic disk drives (commonly known as hard drive/disc) as the most reliable source of storage media. Despite the advent of alternate technologies, magnetic storage remains dominant, particularly where mass storage is concerned. Magnetic disk heads fly on a slider approximately one ten-millionth of a meter over the surface of the storage medium. The writing process creates small magnetic domains, and the read process detects the magnetic fields of these domains. One can overwrite the information indefinitely.

o Magneto-Optical Disks

     Magneto-optical, or MO, disk systems combine the technology of traditional magnetic media, like hard disk drives, with optical disc technology. Some expect that MO technology will allow users to store hundreds of megabytes of data on a disk that looks similar to a traditional 3.5-inch floppy disk and typically comes in a 3.5-inch or 5.25-inch form factor. MO disks have many advantages. They provide relatively high data densities. One can change the data stored on them at will, and such data are resistant to magnetic fields, unlike a traditional floppy or hard disk. The disadvantage of MO technology is that, because of the relatively high intensity of the magnetic field created with the combined use of the read/write head and laser, the two rotations required for writing data make them twice as slow as hard disk drives during write operations. We believe that our Fluorescent Memory Technology, due to its faster read/write capability coupled with high data storage capacity, has a distinct advantage in this product category.

o Personal Computer Cards

     PC Cards use the Personal Computer Memory Card International Association standard, and can be either storage or Input/Output cards. By virtue of being compact, highly reliable, lightweight and requiring low power, they are storage media for battery-powered notebook and palmtop computers, hand-held personal digital assistants and personal communicator devices. Due to their diminutive size, these "memory cards" make transporting data relatively easy. One can use them for program storage or data interchange between systems. A significant deterrent to the widespread use of PC cards is their high cost relative to hard disk drives. We believe that manufacturers can produce our 1 to 5 GB ClearCardsTM at a lower cost than PC Cards of equivalent performance levels enabling our joint ventures and licensees to sell those ClearCards at prices below those comparable PC Cards.

o Flash Memory

     Flash memory, a rewritable memory based on semi-conductors, is currently a $15 billion a year market according to recent market analysis. The maximum storage per unit is not more than 512 MB. While flash memory represents an extremely large market, its value per byte is relatively quite low. We think that our storage products offer much more compelling value per byte.

                    Competitive Technologies in Development

     In addition to the existing storage devices, there are some comparable data storage technologies in the research and development phase, some of which might never be commercially used.


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

o Blue Laser Optical Disc Technology

     Efforts by Royal Phillips Electronics and Sony Corporation to produce higher storage capacities based on reflective technologies have centered around the introduction of blue lasers. However, we believe that blue lasers are not likely to be available to consumers for several years. In addition, we project that FMD Technology will be able to take advantage of the blue laser technology on multiple layers rather than a single layer in case of DVD.

o Future Magnetic Hard Disk Drives

     The achievable area density of magnetic recording has grown about 60% per year during the last decade. Devices with an area density of 4 GB per square inch are in production, and area densities of 20 GB per square inch have been created. However, the magnetic domains become unstable at a physical and technical limit called the super-paramagnetic limit. Therefore, further growth in area density is limited, although it is not certain where this limit puts an end to the further density increase of magnetic memory. Furthermore, many magnetic memory carriers are not easily removable, are not easily disposable and are relatively expensive.

o Holographic Storage

     The introduction of commercial lasers sparked interest in enabling 3 dimensional storage using holographic technology. However, attempts at commercialization so far failed primarily due to lack of a suitable storage materials for media manufacturing.

o Near Field Drives

     In near field recording, a device focuses onto the front surface of the storage medium, thereby avoiding some problems with distortions of the focused beam in the protected layer. Near field drives can achieve high density, but at high cost, as the medium remains exposed to dust and remains vulnerable to crashes of the drive head. Thus, we believe that this technology is not suitable for portable devices. The storage capacity is limited, because in near field optics, data is stored in a thin layer at the surface.

o Atomic Force Microscopy

     In the field of probe-based storage, scientists are fabricating tiny silicon cantilevers one one-hundred thousandth of a meter long and three ten millionths of a meter thick, with an even smaller silicon probe tip that is eight billionths of a meter in diameter. The tip rests on a rotating plastic disk. To store data, heat from an electric pulse through the tip momentarily softens the surface of the plastic, and the slight force that the tip exerts on the plastic pokes a tiny depression. As the tip is pulled across the tip on playback, there is detection of its dip into the pit. Researchers report that this technique can reliably read and write data at a density of 64 gigabits per square inch and have developed the basics for a read only system holding a CD's worth of data on a disk the size of a penny.

o Scanning Tunneling Microscopy

     Scanning Tunneling Microscopy reportedly has the potential to store as many as one million GB per square inch, although we do not expect consumers to see commercial usage of this technique in the foreseeable future. The technique involves moving xenon on a nickel surface with a scanning tunneling microscope. As attempted, this process required a temperature, in Fahrenheit, of nearly 460 degrees below zero and several hours to complete.

                Key Trends and Major Competitors in the Market

     The exponential growth of devices using data storage technology -- for consumer, business, and entertainment applications -- and their associated storage requirements represent a prime opportunity for our FMD/C Technology. The following is a sample of the trends and rapid growth of the data storage industry as it has impact on more and more aspects of daily life.


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

   o In the PC market, memory-hungry consumer applications ranging from computer games to database applications require consumers to upgrade frequently. Eight years ago, many considered an 80 MB hard drive to be excessive -- today a hard drive of that size could not accommodate mainstream operating systems such as MS Windows.

   o The storage requirements of enterprise computing applications such as data warehousing solutions doubles almost annually.

   o Hand-held devices, including PDAs and mobile phones, are expected to demand multi-gigabyte capacities in the next few years in order to store rich multimedia content.

   o The entertainment industry, as it moves to higher resolution standards in applications such as Digital Cinema and HDTV, will require minimum data storage capacities of up to 100 GB per movie -- we believe that we are the only company that has the capacity in the near future to provide a single disc solution for these entertainment applications.

     The standard removable memory media in production today is the reflective optical disc. Companies involved in the production of Compact Disk Read Only Memory (CD ROM), recordable CDs (CD-R), CD-RW, DVD-ROM and DVD-R discs include Royal Phillips Electronics, Sony Corporation and Discovision Associates for CD and several industry consortiums for DVD (Royal Phillips Electronics, Sony Corporation, Pioneer Corporation, Hitachi, Ltd., Matsushita Electronics Co., Ltd., Mitsubishi Electric, Time Warner Inc., Toshiba Corporation, and Thomson Corporation). These firms license the basic technology behind the format and the production of discs and earn approximately $0.15 per disc manufactured and approximately 3% of the sale price for each drive.

     Over 500 firms worldwide manufacture optical discs with the majority of discs being produced by larger firms that also own the disc's content, including Time Warner Inc., Sony Corporation, BMG Entertainment. Large independent replicators of pre-recorded content include Panasonic, Technicolor, Cinram International, Inc., Disctronics Manufacturing, Inc., and in the recordable market (CD-R, CD, RW) Ritek Corporation and CMC Magnetics.

     Drive/Player manufactures include, among others, Denon Digital, LLC, Hitachi, LTD., Victor Company of Japan, LTD., Kenwood Corporation, Panasonic, Royal Phillips Electronics, Pioneer Corp., Sharp Electronics Corp., Sony Corporation, Thomson Corporation and Toshiba Corporation.

     Content owners include software producers, music labels and movie studios. All major studios are now supporting the open DVD-Video format with over 4,200 titles available in North America.

                 Methods of Competition and Certain Challenges

     Given the licensing and joint venture development aspects of our business model, we have established corporate goals and strategies that will guide the process. These goals include:

     o the identification of key strategic market segments,

     o the creation of marketable products demanded by these segments,

     o the development of business relationships with best-in-class partners in these segments,

     o the establishment of FMD/C as an industry standard for the next generation of removable optical data storage, and

     o the creation of strong brand awareness and recognition of our technology.

     We are intent on bringing our products to market as quickly as possible, and we will focus on markets where we can expect to gain a significant market share and thereby achieve the maximum return for each marketing dollar spent, both financially and strategically. We intend to leverage our experience within these segments to cross over from specific niche markets into broader mainstream markets.

     The exploitation of key market segments will coincide with development milestones relating to FMD/C technology. We will focus first on creating relationships regarding ROM products, followed by WORM and then R/W and hybrid ROM-R-R/W products. Exceptions to this strategy may occur, such as the possible determination during the ROM phase of certain key strategic relationships regarding WORM and R/W drives and media.

     Potential roadblocks to the introduction of FMD/C technology include:

     o the willingness of content and application providers to accept the new media standards and to release valuable content for the media,

     o acceptance, by media and drive manufacturers, of the royalty pricing scheme, and

     o creation of a critical mass of initial partners able to ensure broad acceptance and adoption of the technology and its associated standards.

                    Risks Pertaining to Foreign Operations

   See the description of risks pertaining to our foreign operation in section "Risk Factors" on page 4.

                                   Employees

     As of October 1, 2000, we had 73 workers, including 19 in the research and development office in Israel, 35 in the research and development office in Moscow, one subcontractor in Ukraine and five in management, finance and administration and seven in research and development in North America. None of our employees are covered by a collective bargaining agreement.

                               Legal Proceedings

     On June 9, 2000, Challis International Limited commenced a lawsuit in the Supreme Court of the State of New York, County of New York, against Constellation 3D Technology Limited and our company. The complaint alleges that Challis entered into several contracts with Constellation Tech or its predecessor-in-interest pursuant to which Constellation Tech agreed to provide Challis with 11.946% of the shares it would receive in our company. Although none of the contracts upon which Challis bases its claims were with our company, Challis seeks to hold us liable by alleging that we are the alter-ego of Constellation Tech. Although our company is not a party to any of the contracts, Challis alleges that since one of our officers signed an appendix to one of the contracts, our company is therefore directly liable. In addition, Challis alleges that the contracts entitle it to 3,494,205 shares of our common stock. The complaint seeks an order directing us to issue proper certificates to Challis for 3,494,205 shares or, alternatively, the fair market value of the shares, plus any incidental damages.

     We are unable to determine with any certainty the ultimate outcome of the litigation and its effect on our business or financial condition. We intend to vigorously defend this lawsuit.

                                  Properties

     We are leasing facilities at 230 Park Avenue, Suite 453, New York, New York 10169 for administrative purposes. The facilities serve as the office of our Chief Executive Officer. The lease expires December 31, 2000 with an option to renew for one year. We are in the process of seeking new facilities, and we do not believe that any loss of these current facilities will have a material adverse effect on our financial condition.

     C-TriD Israel Ltd. entered into three operating lease agreements for the facilities it uses at 2 Prof. Bergman Str., Rehovot 76327 Israel. The first lease was to expire on May 14, 1999, but C-TriD Israel Ltd. exercised its option to extend the lease period until May 14, 2001. The second lease is to expire on April 5, 2001, but there is an option to extend the lease period until April 4, 2003. The third lease is to expire on August 31, 2004, but there is an option to extend the lease period until August 31, 2008. We conduct research and development at the Rehovot facilities.

     TriD Store Vostok leases two sets of facilities in Moscow, Russia primarily to conduct research and development. The lease for the facilities at 119146, Moscow, 2nd Frunzenskaya ul., 8, Building 1, expired December 1, 1999, and the lease for the facilities at MSU Science Park Building 5, Locations 513A, 514 and 522 expired December 30, 1999. However, TriD Store Vostok has renewed both leases. The lease for the facilities at 119146, Moscow, 2nd Frunzenskaya ul., 8, Building 1 will now expire on December 30, 2000. The lease for the facilities at MSU Science Park has changed. It is now a lease for premises at Leninsky Hills, Possession 1, Building 75, Entrance 5, Premises 514, 515 and 523, and will expire December 31, 2000.

     We lease facilities at 1875 Charleston Road, Mountain View, California 94043. The lease is month-to-month and includes our right to certain services such as secretarial support. We conduct research and development at these facilities.

     Presently, we are using the Fort Lauderdale, Florida office located at 2625 NE 11th Court, Fort Lauderdale, Florida 33304, owned by one of our directors. The offices are primarily being used for our administrative functions. We currently have no lease arrangement for the Fort Lauderdale offices, but we are not at material risk of losing our capacity to adequately use the facilities.

     Also, we lease premises, as a tenant-at-will, located at 50 Beharrell Street, Concord, Massachusetts 01742, where we perform research, development and marketing activities. We project that these premises will not be adequate for conducting our business activities, and we are in the process of looking for other premises in this area. We believe that we will be able to find a new location shortly and that the inadequacy of the premises is not a material risk to our financial condition.

     We believe that, for the foreseeable future, our current facilities, except the premises at 50 Beharrell Street described above, are suitable, adequate and capable of the necessary productivity for our activities. We expect that we will continue to fully utilize these facilities and that we will renew our leases and rental agreements before their termination or find other adequate facilities to conduct the operations. We might acquire additional facilities as we deem it appropriate.


                       Directors and Executive Officers

               Name                  Age                            Position
----------------------------------  -----  ---------------------------------------------------------
Professor Eugene Levich ..........   52    Chairman of the Board of Directors, President, and Chief
                                           Executive Officer
Michael Goldberg .................   51    Member of the Board of Directors, Secretary, Director of
                                           Legal Affairs, and Chief Operating Officer (interim)
Lev Zaidenberg ...................   46    Member of the Board of Directors
Stuart N. Garawitz ...............   45    Member of the Board of Directors
Val Mandel .......................   47    Member of the Board of Directors
Joseph Shefet ....................   57    Member of the Board of Directors
Leonardo Berezowsky ..............   43    Senior Vice President of Finance and Chief Financial
                                           Officer
Vladimir Schwartz ................   48    Chief Technical Officer (interim)
Ronen Yaffe ......................   30    Treasurer

     The terms of all directors expire at the next annual shareholders' meeting following their election. The terms of Messrs. Garawitz, Mandel and Shefet, our directors elected to fill vacancies on the Board, expire at the next shareholders' meeting at which shareholders will elect directors.

     None of our directors or executive officers are parties to any arrangement or our understanding with any other person with respect to nomination or appointment as an officer or director. There is no relationship by blood, marriage or adoption, not more remote than first cousin, between any of our directors or executive officers.

     Information concerning each director's and executive officer's business history and experience is set forth below:

Professor Eugene Levich

     Professor Eugene Levich serves as our President, Chief Executive Officer and Chairman of our Board of Directors. We appointed him President and Chief Executive Officer effective April 19, 1999. He became a member of our Board of Directors effective April 19, 1999, and Chairman of our Board of Directors effective August 22, 2000. Professor Levich received a M.Sc. in Physics from Moscow University in 1968 and a Ph.D. in Theoretical Physics from the Landau Institute in 1970. He has served in varying academic capacities at a range of research institutions, including Harvard University, as Visiting Fellow; Oxford University as Senior Visiting Fellow at the Department of Theoretical Physics at Magdalene College three times; City University of New York, as Professor at the Faculties of Physics and Engineering; the Weizman Institute of Sciences, as Associate Professor at the Department of Nuclear Physics; and Tel-Aviv University Faculty of Engineering, as Visiting Professor. From 1996 until 1998, Professor Levich worked as President of Memde Ltd. Professor Levich has authored over 28 patents and has published over 90 papers in the fields of astrophysics, plasma turbulence and chaos, nonlinear phenomena in optics and turbulence in fluids. His most recent scientific contribution in the field of turbulence control was in cooperation with Professor D. ter Haar, Professor Emeritus of Oxford University, entitled "The Origin of Coherence in Turbulence."

     Eugene Levich has been the President of Constellation Group Investments, Inc. since its inception. Constellation Group Investments, Inc. indirectly may control the voting and disposition of 67.7% of our common stock. It is a holding company for high-tech enterprises.

     Since 1999, Mr. Levich serves as the Chief Executive Officer of Constellation 3D Technology Limited, the beneficial owner of 67.7% of our common stock.

     Mr. Levich is the Operating Manager, President, Treasurer, and Secretary of TriDStore IP, L.L.C., one of our wholly owned subsidiaries. Mr. Levich has served as the Operating Manager, the Treasurer and Secretary of TriDStore IP, L.L.C. since May 14, 1999. Mr. Levich has been the President of TriDStore IP, L.L.C. since October 16, 1998.

     Mr. Levich also serves as the Chief Executive Officer of C-TriD Israel Ltd., one of our wholly owned subsidiaries. Mr. Levich has been the Chief Executive Officer of C-TriD Israel Ltd. since April 1, 1999.

     Mr. Levich serves as the President and Secretary of TriD SV, Inc., one of our wholly owned subsidiaries. Mr. Levich has been the President and the Secretary of TriD SV, Inc. since August 11, 1998.

     Mr. Levich has been the Manager of Constellation 3D Trust LLC, one of our wholly owned subsidiaries, since February 10, 2000.

Michael Goldberg

     Michael Goldberg serves as our Secretary, Director of Legal Affairs, interim Chief Operating Officer and member of our Board of Directors. He became our Secretary effective August 9, 1999, our Director of Legal Affairs effective March 8, 1999 and our interim Chief Operating Officer effective February 3, 2000. He became a member of our Board of Directors effective April 19, 1999. Mr. Goldberg graduated as Asper Fellow from the University of Maryland Law School in 1974. Since 1990, he has been serving as Chairman and Chief Executive Officer of Rx Medical Services Corp., a medical company that manages and owns a small rural hospital and some outpatient surgery centers. On average, Mr. Goldberg spends no less than thirty-five (35) hours per week devoted exclusively to our affairs.

     Mr. Goldberg has been the Manager of Constellation 3D Trust LLC, one of our wholly owned subsidiaries, since March 2, 2000.

Lev Zaidenberg

     Lev Zaidenberg serves as a Member of our Board of Directors. He became a member of our Board of Directors effective April 19, 1999. Mr. Zaidenberg received a B.Sc. in Applied Mathematics and a M.Sc. in

Information Systems and Business Administration from Tel-Aviv University. From 1988 to 1994, he was a partner and executive at DCL Systems Engineering Ltd., responsible for the development of computer products for molecular modeling and financial trading. Since 1984, he has served as a consultant to the Israeli Defense Forces in computer auditing and security. From January 1996 until August 2000, Mr. Zaidenberg was the Chief Executive Officer [and President of Mutek Solutions Ltd., a software company with headquarters in Israel and subsidiaries in the United States and Germany. Mr. Zaidenberg is presently Chairman of the Board of Mutek Solutions Ltd., and of Visson Enterprises Ltd., a company dealing with displays.

     Since its inception, Mr. Zaidenberg has been the President of United European Enterprises Ltd., which indirectly has been able to control the voting and disposition of 67.7% of our common stock. United European Enterprises Ltd. is a holding company.

     Mr. Zaidenberg has been a director of Constellation 3D Technology Limited, the beneficial owner of 67.7% of our common stock since its inception.

     Mr. Zaidenberg has been the Treasurer of TriD SV, Inc., one of our wholly owned subsidiaries, since August 11, 1998.

Stuart Garawitz

     Stuart Garawitz is a member of our Board of Directors. He became a member effective May 26, 2000. Mr. Garawitz graduated from Penn State University in 1977 with a B.S. degree in business with majors in finance and marketing. From 1992 until 1996, Mr. Garawitz was the managing director of Laidlaw Equities, a New York Stock Exchange Member Firm. From 1996 until 1998, Mr. Garawitz worked at Robb, Peck, McCooey as a managing director. From 1998 until December 1999, Mr. Garawitz worked at Oppenheimer & Co., a brokerage firm, as an executive director of the Private Client Division. Since January 2000, Mr. Garawitz has been a partner at M.S. Farrell & Co., an investment banking and money management firm.

Val Mandel

     Val Mandel is a member of our Board of Directors. He became a member effective May 26, 2000. Mr. Mandel received a B.S. in Engineering from the Moscow Civil Engineering College in 1975 and a J.D. degree from the Rutgers University School of Law in 1986. Mr. Mandel was a partner at Hellring Lindeman Goldstein & Siegal, a New Jersey law firm, from 1994 until 1997. Since October 1997, Mr. Mandel has been practicing law in his own law firm -- Val Mandel, P.C.

Joseph Shefet

     Joseph Shefet is a member of our Board of Directors. He became a member of the Board of Directors effective May 26, 2000. Mr. Shefet received a B.S. in Law in 1966 and a Master's Degree in Business Administration in 1968 from the Hebrew University in Jerusalem. Mr. Shefet is a Certified Public Accountant in Israel and an attorney who is a member of the American Bar Association and the Israeli Bar Association. Since 1976, Mr. Shefet has been a senior partner in Shaham-Shefet, a law firm specializing in international taxation.

Leonardo Berezowsky

     Leonardo Berezowsky serves as our Senior Vice President of Finance and Chief Financial Officer. He became Senior Vice President of Finance and Chief Financial Officer effective November 5, 1999. Mr. Berezowsky received a B.A. in Economics in 1980, a B.A. in Computer Sciences in 1981, and an M.A. in Economics in 1982 from the Hebrew University in Jerusalem. From 1987 to 1994, he worked as Chief Financial Officer of Somelcs, a company engaged in research and development in the energy field. In 1995 he served as Chief Operating Officer of C. Multiprocessing Technologies Ltd., a software development company. From 1996 until June 2000, he served as Chief Operating Officer of Mutek Solutions Ltd., a software company with headquarters in Israel and subsidiaries in the United States and Germany, and as director of Mutek Solutions Inc., a company related to Mutek Solutions Ltd. Starting July 2000, Mr. Berezowsky has devoted his time exclusively to our affairs.

     Mr. Berezowsky has been the Chief Operating Officer of Constellation Group Investments, Inc., the beneficial owner of 67.7% of our common stock, since its inception.

     Mr. Berezowsky has served as the Chief Operating Officer of C-TriD Israel Ltd., one of our wholly owned subsidiaries, since 1999.

Vladimir Schwartz

     Vladimir Schwartz serves as our Chief Technical Officer (interim). He became Chief Technical Officer (interim) effective July 6, 2000. Mr. Schwartz received a M.Sc. in Mechanical Engineering from the Odessa College of Marine Engineering in Ukraine. From 1993 until April 2000, Mr. Schwartz served as Engineer of Reflekt Technology, Inc., a Massachusetts company engaged in the design and manufacturing of optical disc replication equipment. Mr. Schwartz serves as the President of Reflekt Technology, Inc. Since April 2000, Mr. Schwartz has been President and Chief Executive Officer of FMD&E, Inc., one of our wholly owned subsidiaries.

Ronen Yaffe

     Ronen Yaffe serves as our Treasurer. He became Treasurer effective November 5, 1999. From 1994 to 1998, he was a Manager for Deloitte Touche Tohmatsu International Israel Ltd., where he oversaw the audit of Israeli high-tech public and private companies and advised such companies regarding Enterprise Resource Providers. He also led the process of integrating Deloitte Touche's accounting software into Deloitte Touche's Israeli operations. In August 1996, he graduated from The School of Business Administration at the College of Management located in Tel Aviv, Israel. In 1998, he became a Certified Public Accountant. Since June 1998, Mr. Yaffe has been the Chief Financial Officer and Vice President of C-TriD Israel Ltd., one of our wholly owned subsidiaries.

                            Executive Compensation

     Except for Eugene Levich, our Chief Executive Officer and President, none of our executive officers had, as one of our executive officers, a total annual salary and bonus exceeding $100,000 for fiscal year 1999. There is no additional individual who would have been one of our four other most highly compensated executive officers had he served as one of our executive officers through the end of fiscal year 1999.

                          Summary Compensation Table

                Name and                                                                    Other Annual
           Principal Position                Fiscal Year          Salary        Bonus       Compensation
----------------------------------------   ---------------   ---------------   -------   -----------------
Professor Eugene Levich, Chief Executive
 Officer and President .................        1999              $105,000        --                --
                                                1998              $ 65,000        --          $ 20,000(1)
                                                                  (approx.)                    (approx.)
                                                1997              $ 65,000        --          $ 20,000(1)
                                              (approx.)           (approx.)

------------
(1) Until the end of 1998, neither Constellation Tech, Constellation Holdings nor C3D directly compensated Professor Levich for his position as Chief Executive Officer. However, in 1998 and 1997, Constellation Holdings paid management fees to Constellation Memory Division, a Nevis company, which transferred, among other amounts, approximately $85,000 to Memde Israel Ltd., an Israeli company related to CMD. This $85,000 was paid by Memde as compensation, including non-salary and non-bonus compensation, to Professor Levich, who was then a principal and the president of Memde.

     On December 17, 1999, our Board of Directors approved a three-for-one forward split of our common stock for shareholders of record as of December 16, 1999. The adjustment of the price per share of the common stock that resulted from the forward split took effect before trading began on January 18, 2000.

     On December 27, 1999, at our Annual Meeting of Shareholders, our shareholders approved and adopted our 1999 Stock Option Plan. The purpose of the plan is to provide additional incentive to our and our parent's or subsidiaries' officers, key employees, directors and important consultants by encouraging them to invest in us and thereby acquire a personal interest in our continued success and progress. We have issued options for 3,871,550 shares of common stock out of 4,617,540 shares of common stock which we may issue under the plan.

     All of our and our parent's or subsidiaries' officers, key employees, directors and important consultants are eligible to receive options under the plan.

     The plan provides that our Board or Compensation Committee may select who may receive options and may grant either incentive or nonqualified options for either reacquired or unissued shares of our common stock.

     In connection with our three-for-one forward common stock split, we increased the number of shares of common stock issuable under the plan to 4,617,540. In the event of any change in our common stock by reason of a stock consolidation, transfer of assets, reorganization, conversion or what our Board or Compensation Committee deems to be similar circumstances, we will appropriately adjust the aggregate number and kind of shares issuable under the plan. The common stock issuable under terminated unexercised options is available for future option grants. On September 19, 2000, our Board amended the plan to make the tax laws of Israel applicable to our Israeli employees.

     During our fiscal year ended December 31, 1999, none of our named executive officers were granted any stock options for our common stock.

     On May 15, 2000 under our 1999 Stock Option Plan, we granted to the following executive officers and directors options to purchase shares of our common stock at an exercise price of $10.69 per share. The closing price of our common stock was $10.69 per share on May 15, 2000.

   o To Ronen Yaffe, our Treasurer, we granted an option to purchase 230,000 shares of common stock, vesting in 3 months after the date of the grant;

   o To Eugene Levich, our President, Chief Executive Officer and Chairman of the Board, we granted an option to purchase 450,000 shares of common stock, vesting in one year from the date of the grant;

   o To Leonardo Berezowsky, our Senior Vice President of Finance and Chief Financial Officer, we granted an option to purchase 150,000 shares of common stock, vesting in 3 months after the date of the grant;

   o To Michael Goldberg, our Secretary, Director of Legal Affairs, Chief Operating Officer (interim), and a director, we granted an option to purchase 150,000 shares of the common stock, vesting in one year from the date of the grant;

   o To Lev Zaidenberg, a director, we granted an option to purchase 90,000 shares of the common stock, vesting in one year from the date of the grant; and

   o To Itzhak Yaakov, our former director, we granted an option to purchase 90,000 shares of the common stock, vesting in one year from the date of the grant.

                             Director Compensation

     WE HAVE ADJUSTED THE AMOUNTS OF THE SHARES OR OPTIONS ISSUED OR GRANTED PRIOR TO JANUARY 18, 2000 AND MENTIONED IN THIS DISCUSSION OF DIRECTOR COMPENSATION DUE TO THE THREE-FOR-ONE FORWARD SPLIT OF OUR COMMON STOCK THAT TOOK EFFECT JANUARY 18, 2000.

     For past services by General Yaakov as our former director, starting July 1999, Yaakov Consultants, of which General Yaakov is the sole owner, receives a monthly fee of $5,000 until we receive an investment of $2 million, and thereafter, $10,000 per month. There is no written contract for this compensation. In addition, for past services as a director, on March 8, 1999, our Board authorized the grant of 150,000 shares of common stock and 300,000 options to purchase common stock at an exercise price of $1.33 per share for an exercise period of five (5) years to General Yaakov. We issued 150,000 shares on December 7, 1999, and we granted him options on December 27, 1999. General Yaakov resigned from our Board of Directors effective August 22, 2000.

     For past services as a director, on March 8, 1999, our Board authorized the grant of 150,000 shares of common stock and 225,000 options to purchase common stock at an exercise price of $1.33 per share for an exercise period of five (5) years to Michael Goldberg. The issuance of the 150,000 shares occurred on December 7, 1999, and the grant of options occurred on December 27, 1999.

          Compensation Committee Interlocks and Insider Participation

     Our compensation committee consists of Michael Goldberg and Lev Zaidenberg. Michael Goldberg and Lev Zaidenberg became members effective June 17, 1999. Michael Goldberg has been our Secretary since August 9, 1999, our Director of Legal Affairs since March 8, 1999, and our Chief Operating Officer (interim) since February 3, 2000. Mr. Zaidenberg has been the Treasurer of TriD SV, Inc., one of our wholly owned subsidiaries, since August 11, 1998.

                             Certain Transactions

     THE AMOUNTS OF SHARES OR OPTIONS ISSUED OR GRANTED PRIOR TO JANUARY 18, 2000 AND MENTIONED IN THIS DISCUSSION OF CERTAIN TRANSACTIONS, AS WELL AS THE PRICES PER SHARE FOR SUCH SHARES OR OPTIONS, HAVE BEEN ADJUSTED DUE TO THE THREE-FOR-ONE FORWARD SPLIT OF OUR COMMON STOCK THAT TOOK EFFECT JANUARY 18, 2000.

     On August 22, 2000, we granted to both Vladimir Schwartz, our interim Chief Technology Officer and Reflekt Technology, Inc., a Massachusetts corporation of which Mr. Schwartz is President, sole director and sole shareholder, a warrant to purchase 10,000 shares of our common stock at an exercise price of $11.25 per share in exchange for certain patents owned in whole or in part by Mr. Schwartz or Reflekt. Mr. Schwartz or Reflekt may exercise the warrant after August 21, 2001. The last sales price of our common stock was $11.25 per share on August 22, 2000.

     On the same day, we also granted to Mr. Schwartz options to purchase 390,000 shares of our common stock at the same exercise price. Mr. Schwartz may exercise an option to purchase 150,000 shares at any time. Mr. Schwartz may exercise an option to purchase the remaining 240,000 shares after August 21, 2001.

     On August 22, 2000, we received a $6,000,000 line of credit from Constellation 3D Technology Limited, a beneficial owner of 67.7 % of our common stock. On August 28, 2000, we borrowed $1,000,000 under the line of credit.

     On February 8, 2000, we formed Constellation 3D Trust LLC, a Delaware limited liability company that we wholly own. We then issued 10,500,000 (Ten Million Five Hundred Thousand) shares of common stock to Constellation 3D Trust LLC as a capital contribution and later cancelled all but 500,000 (Five Hundred Thousand) of said shares. Constellation 3D Trust LLC intends to use the 500,000 (Five Hundred Thousand) shares to raise debt or equity capital and contribute the proceeds thereof to us, which proceeds will be used for general corporate purposes. There is no assurance that the issuance of the shares will result in the raising of any debt or equity capital.

     On October 1, 1999, we purchased certain assets of Constellation Tech for total consideration of 29,250,000 shares of our common stock and our assumption of substantially all liabilities and obligations of Constellation Tech (the Acquisition).

     In the Acquisition, we acquired the following assets:

     o Constellation's Tech's then sole existing membership interest in TriDStore IP, L.L.C.;

     o all of the issued and outstanding ordinary shares in TriD Store Vostok;

   o 99 of the 100 allotted shares of C-TriD Israel Ltd.; and

   o all of the issued and outstanding shares of common stock of TriD SV, Inc.

                           Compensation Arrangements

     On July 15, 1999, Ronen Yaffe, our Treasurer, entered into an employment contract with C-TriD Israel Ltd. The contract is still effective. Pursuant to the contract, as orally amended, for services as the Chief Financial officer of C-TriD Israel Ltd., C-TriD Israel Ltd. will pay Mr. Yaffe 29,244 New Israeli Shekels (approximately U.S. $7,235 based on an October 5, 2000 interbank exchange rate of approximately 4.042 New Israeli Shekels per U.S. Dollar, without fees or surcharges) per month. In 1999, Mr. Yaffe received a bonus of $5,000 through C-TriD Israel Ltd. In addition, C-TriD will pay a bonus to Mr. Yaffe if C-TriD Israel Ltd. distributes a bonus to its employees, as determined by the Board of Directors of C-TriD Israel Ltd. and dependent on Mr. Yaffe's performance and the financial results of C-TriD Israel Ltd. and stock options in C-TriD Israel Ltd. if C-TriD Israel Ltd. adopts a stock option plan for its employees.

     On June 17, 1999, our Compensation Committee set certain compensations which, on May 11, 2000, it decided to continue. There are no written contracts for such compensations. Professor Eugene Levich, our President, Chief Executive Officer, and Chairman of the Board of Directors, is to receive $15,000 per month as of June 1, 1999. Leonardo Berezowsky, our Senior Vice President of Finance and Chief Financial Officer, is to receive $10,000 per month, $5,000 monthly as of June 1, 1999, and $5,000 to accrue monthly until the next significant financing following May 11, 2000. Michael Goldberg, our Secretary, Director of Legal Affairs, interim Chief Operating Officer and member of the Board of Directors, is to receive $10,000 per month, $5,000 monthly as of June 1, 1999, and $5,000 to accrue monthly until the next significant financing following May 11, 2000. In his capacity as our consultant, Lev Zaidenberg, our member of the Board of Directors, is to receive $10,000 per month, $5,000 monthly as of June 1, 1999, and $5,000 to accrue monthly until the next significant financing following May 11, 2000.

     For past services by General Yaakov as our former director, starting July 1999, Yaakov Consultants, of which General Yaakov is the sole owner, receives a monthly fee of $5,000 until we receive an investment of $2 million, and thereafter, $10,000 per month. There is no written contract for this compensation. In addition, for past services as a director, on March 8, 1999, our Board authorized the grant of 150,000 shares of common stock and 300,000 options to purchase common stock at an exercise price of $1.33 per share for an exercise period of five (5) years to General Yaakov. We issued 150,000 shares on December 7, 1999, and we granted him options on December 27, 1999. General Yaakov resigned from our Board of Directors effective August 22, 2000.

     For past services rendered as a director, we issued 150,000 shares of common stock to Michael Goldberg. Furthermore, the Board authorized the issuance to Mr. Goldberg of options to purchase 225,000 shares of common stock, at the purchase price of $1.33 per share. The issuance of common stock to Mr. Goldberg occurred on December 7, 1999, and the issuance of options to him occurred on December 27, 1999.

                            Principal Shareholders

     The following table sets forth the beneficial ownership of the common stock as of October 20, 2000 by each person known by us to own beneficially more than five percent (5%) of the issued and outstanding common stock, each of our directors and executive officers, and the directors and executive officers as a group. For purposes of this prospectus, beneficial owner of shares of our common stock includes any person who, directly or indirectly, has or shares voting power which includes the power to vote, or to direct the voting of, such shares of our common stock and/or investment power which includes the power to dispose, or to direct the disposition of, such shares of our common stock. The percentage of beneficial ownership, as provided in the table below, was calculated on the basis of the total of 42,957,026 shares of common stock issued and outstanding as of October 20, 2000, i.e., excluding 500,000 shares held by Constellation 3D Trust LLC since Constellation 3D Trust LLC is our wholly-owned subsidiary.



                   Name and Address of                       Number of Shares
                    Beneficial Owner                        Beneficially Owned      Percent
--------------------------------------------------------   --------------------   ----------
Constellation 3D Technology Limited                             29,089,283(2)         67.7%
235 West 76th Street, Suit 8D
New York, New York 10023

Rapids Trust Limited                                            29,089,283(2)         67.7%
56 Mazah Street
Tel Aviv, Israel 55905

United European Enterprises Ltd.                                29,089,283(2)         67.7%
56 Mazah Street
Tel Aviv, Israel 55905

Constellation Group Investments Inc.                            29,089,283(2)         67.7%
c/o Euro-American Trust and Management Services Limited
P.O. Box 3161
Road Town, Tortola, British Virgin Islands

Markus Banzer                                                   29,089,283(2)         67.7%
Gr. Bongert 9
Triesen, Liechtenstein

Hubert Buchel                                                   29,089,283(2)         67.7%
Salums 63
Gamprin, Liechtenstein

Criterion Treuunternehmen reg.                                  29,089,283(2)         67.7%
Austr. 49
Vaduz, Liechtenstein

Sands Brothers & Co. Ltd.                                        3,676,629(3)          7.9%
90 Park Avenue
New York, NY 10016

Professor Eugene Levich(1)                                      29,089,283(4)         67.7%

Lev Zaidenberg(1)                                               29,089,283(5)         67.7%

Leonardo Berezowsky(1)                                          29,239,283(6)         67.8%

Michael Goldberg(1)                                                368,300(7)            *

Ronen Yaffe(1)                                                     230,000(8)            *

Vladimir Schwartz(1)                                               150,000(9)            *

Val Mandel(1)                                                           45(10)           *

All directors and executive officers as a group                 29,987,628(11)        68.6%

------------
* Beneficial ownership of less than 1%.

 (1) The business address of such person or entity is 230 Park Avenue, Suite 453, New York, New York 10169.

 (2) Constellation 3D Technology Limited, a British Virgin Islands company, directly owns 29,089,283 shares of our common stock. United European Enterprises Ltd., a Nevis company, owns approximately 55.5% of the voting shares of Constellation 3D Technology Limited and, through its instructions to Rapids Trusts Limited, an Israeli trust, thereby controls how Constellation 3D Technology Limited votes and invests its 29,089,283 shares of our common stock. Constellation Group Investments Inc., a British Virgin Islands Company, directly owns approximately 54.9% of the voting shares of United European Enterprises and thereby indirectly controls how Constellation 3D Technology Limited votes and invests its 29,089,283 shares of our common stock. Markus Banzer, Hubert Buchel and Criterion Treuunternehmen reg., as the sole three trustees of the Alex-L Foundation, the Lion & Heart Foundation and Lediligi, three Liechtenstein trusts, have, through those trusts, complete ownership of all of the voting shares of Constellation Group Investments Inc. and thereby indirectly control how Constellation 3D Technology Limited votes and invests its 29,089,283 shares of our common stock. No individual, trust or business entity controls the three trustees. Upon the death or disability of a trustee, the remaining trustee(s) choose his or her replacement. Upon the death or disability of all trustees before any living and able replacement is chosen, a court of Liechtenstein chooses their replacements.


 (3) 3,676,629 shares represent (a) 3,450,000 shares of common stock issuable upon exercise of warrants which are exercisable by Sands Brothers & Co. Ltd. within 60 days of October 20, 2000 if the agreements governing such warrants, as amended, are enforceable by their terms and are not renegotiated by us and (b) 226,629 shares of common stock which may be acquired by Sands Brothers Venture Capital Associates LLC, of which Sands Brothers & Co Ltd. is member manager, within 60 days of October 20, 2000 upon conversion of debenture in the principal amount of $4,000,000 (Four Million Dollars). We believe that the agreements governing said warrants are no longer enforceable, because Sands Brothers failed to satisfy its obligation to raise $7.5 million in financing for us within 150 days of the Commencement Date as defined in the Placement Agency Agreement. We intend to renegotiate the agreements governing said warrants with Sands Brothers.


 (4) Professor Levich is the Chairman of our Board of Directors, our Chief Executive Officer and President and a director and/or executive officer of Constellation 3D Technology Limited, United European Enterprises Ltd. and/or Constellation Group Investments Inc. Certain members of Professor Levich's family are among the beneficiaries of the Alex-L Foundation. See footnote (2). 29,089,283 shares represent 29,089,283 shares owned by Constellation 3D Technology Limited.

 (5) Mr. Zaidenberg is our director and a director and/or executive officer of Constellation 3D Technology Limited, United European Enterprises Ltd. and/or Constellation Group Investments Inc. Certain members of Mr. Zaidenberg's family are among the beneficiaries of the Lion & Heart Foundation. See footnote (2). 29,089,283 shares represent 29,089,283 shares owned by Constellation 3D Technology Limited.

 (6) Mr. Berezowsky is our Senior Vice President of Finance and Chief Financial Officer and executive officer of Constellation Group Investments Inc. Mr. Berezowsky and certain members of his family are among the beneficiaries of the Lediligi Foundation. See footnote (2). 29,239,283 shares represent 29,089,283 shares owned by Constellation 3D Technology Limited and 150,000 shares of common stock issuable upon exercise of options, which are exercisable within 60 days of October 20, 2000.

 (7) Mr. Goldberg is our Secretary, Director of Legal Affairs, interim Chief Operating Officer, and member of our Board of Directors. 368,300 shares represent 143,300 shares of common stock issued and outstanding and 225,000 shares of common stock issuable upon exercise of options, which are exercisable within 60 days of October 20, 2000.

 (8) Mr. Yaffe is our Treasurer. 230,000 shares represent 230,000 shares of common stock issuable upon exercise of options, which are exercisable within 60 days of October 20, 2000.

 (9) Mr. Schwartz is our interim Chief Technical Officer. 150,000 shares represent 150,000 shares of common stock issuable upon exercise of options, which are exercisable within 60 days of October 20, 2000.

(10) Val Mandel's wife owns 45 shares of common stock.

(11) 29,987,628 shares include (a) 143,300 shares of common stock issued to Mr. Goldberg in total and outstanding, (b) 755,000 shares of common stock issuable upon the exercise by Messrs. Berezowsky, Yaffe, Goldberg, and Schwartz of options which are exercisable within 60 days of October 20, 2000, (c) 45 shares owned by Val Mandel's wife and (d) 29,089,283 shares of common stock over which Constellation 3D Technology Limited, United European Enterprises, Constellation Group Investments Inc., and the trustees of certain trusts have direct or indirect voting and/or investment power. See footnote (2).

     We do not know of any arrangements, including any pledge by any of our security holders which may become a change in control for us.

                             Selling Shareholders

     The following table provides certain information regarding the beneficial ownership of our common stock by the selling shareholders prior to and after the offering. Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. We assume that the selling shareholders will sell all of the common stock that we are registering with this prospectus.



                                                Number of
                                                 Shares
                                             Owned Prior to
            Selling Shareholder               the Offering     Percent
------------------------------------------  ----------------  ---------
Iris Nahori ..............................         93,475           *
Yehosoaa Hershkovitz .....................         28,061           *
Ori Ackerman .............................         11,229           *
Tamir Barak ..............................          1,871           *
Zeev Korech ..............................          1,870           *
Tzion Edri ...............................          3,552           *
Ron Ori ..................................          9,357           *
Ehud Miro ................................         18,714           *
Abraham Shilontchik ......................          6,550           *
Yair Peleg ...............................          4,678           *
Amnon Ben-Ami ............................          4,678           *
Gilad Altshuler ..........................         79,720           *
Koor Underwriter and Issuer Ltd. .........        506,393         1.2%
Menorah Gaoon Investment Ltd. ............         10,854           *
Shalom and Yafa Bilgori ..................          4,678           *
The Hebrew University Employee Fund ......         69,240           *
Shocher Tov ..............................         14,971           *
Seattle Investment LLC ...................        608,835         1.4%
Norberto Andres Korn .....................         43,793           *
Elias Mehadded Sakkal ....................         43,774           *
Israel Kaganas ...........................         40,000           *
IK-JK Investments ........................         10,000           *
Carlos J. Socas ..........................          1,000           *
Martin Durruty ...........................            450           *
Claudio Zuchovicki .......................            700           *
Javier Giangarelli .......................          2,000
Franco Tasco .............................          2,000           *
Flavio Paparella .........................          1,000           *
Norman Fernandez .........................          6,000           *
Mathias Fleischer ........................          5,000           *
Mario Fleischer ..........................          5,000           *
Blank Rome Comisky &
 McCauley LLP ............................          5,555           *
TCO Investment Inc. ......................         25,000           *
Guldborg International ...................         15,000           *
Farpell Inc. .............................         10,000           *
Halifax Fund, L.P. .......................      2,571,344         5.8%
MBA on Demand LLC ........................          7,500           *
Formula Ventures L.P. ....................        242,326           *
FV-PEH L.P. ..............................         68,628           *
Formula Ventures (Israel) L.P. ...........         69,046           *
Wilbro Nominees Limited ..................         64,500           *
Winnburn Advisory ........................        315,584           *
Epicenter Venture Finance Ltd. ...........        262,394           *
The Shemano Group, Inc. ..................        400,000           *
Hershkovitz Jacqueline ...................         28,071           *
Sands Brothers Venture Capital Associates
  LLC.....................................        226,629           *

                                                          Number of                  Number of      Percent of
                                                        Shares Being                  Shares       Shares Owned
                                                           Offered                  Owned After     After the
            Selling Shareholder                           for Sale                 the Offering      Offering
------------------------------------------  ------------------------------------  --------------  -------------
Iris Nahori ..............................                  93,475(1)                  --              --
Yehosoaa Hershkovitz .....................                  28,061(1)                  --              --
Ori Ackerman .............................                  11,229(1)                  --              --
Tamir Barak ..............................                   1,871(1)                  --              --
Zeev Korech ..............................                   1,870(1)                  --              --
Tzion Edri ...............................                   3,552(1)                  --              --
Ron Ori ..................................                   9,357(1)                  --              --
Ehud Miro ................................                  18,714(1)                  --              --
Abraham Shilontchik ......................                   6,550(1)                  --              --
Yair Peleg ...............................                   4,678(1)                  --              --
Amnon Ben-Ami ............................                   4,678(1)                  --              --
Gilad Altshuler ..........................                  79,720(1)                  --              --
Koor Underwriter and Issuer Ltd. .........                 506,393(1), (6),(14)        --              --
Menorah Gaoon Investment Ltd. ............                  10,854(1)                  --              --
Shalom and Yafa Bilgori ..................                   4,678(1)                  --              --
The Hebrew University Employee Fund ......                  69,240(1)                  --              --
Shocher Tov ..............................                  14,971(1)                  --              --
Seattle Investment LLC ...................                 608,835(2)                  --              --
Norberto Andres Korn .....................                  43,793(3)                  --              --
Elias Mehadded Sakkal ....................                  43,774(3)                  --              --
Israel Kaganas ...........................                  40,000(3)                  --              --
IK-JK Investments ........................                  10,000(3)                  --              --
Carlos J. Socas ..........................                   1,000(3)                  --              --
Martin Durruty ...........................                     450(3)                  --              --
Claudio Zuchovicki .......................                     700(3)                  --              --
Javier Giangarelli .......................                   2,000(3)                  --              --
Franco Tasco .............................                   2,000(3)                  --              --
Flavio Paparella .........................                   1,000(3)                  --              --
Norman Fernandez .........................                   6,000(3)                  --              --
Mathias Fleischer ........................                   5,000(3)                  --              --
Mario Fleischer ..........................                   5,000(3)                  --              --
Blank Rome Comisky &
 McCauley LLP ............................                   5,555(4)                  --
TCO Investment Inc. ......................                  25,000(5)                  --              --
Guldborg International ...................                  15,000(5)                  --              --
Farpell Inc. .............................                  10,000(5)                  --              --
Halifax Fund, L.P. .......................               2,571,344(6)                  --              --
MBA on Demand LLC ........................                   7,500(7)                  --              --
Formula Ventures L.P. ....................                 242,326(8)                  --              --
FV-PEH L.P. ..............................                  68,628(8)
Formula Ventures (Israel) L.P. ...........                  69,046(8)
Wilbro Nominees Limited ..................                  64,500(9)                  --              --
Winnburn Advisory ........................                 315,584(10)                 --              --
Epicenter Venture Finance Ltd. ...........                 262,394(11)                 --              --
The Shemano Group, Inc. ..................                 400,000(12)                 --              --
Hershkovitz Jacqueline ...................                  28,071(13)                 --              --
Sands Brothers Venture Capital Associates
  LLC.....................................                 226,629(15)                 --              --

------------
* Beneficial ownership of less than 1%

(1) Represents a fraction of 197,026 shares of common stock which were purchased by investors severally; a fraction of five year warrants to purchase 78,813 shares of common stock at an exercise price of $14.6656 per share; and a fraction of one year warrants to purchase 98,513 shares of common stock at an exercise price of $10.15313 per share. All of the warrants are subject to anti-dilution adjustment. The following table shows the ownership of shares and warrants by each of the investors.

                                                            One-Year     Five-Year
                Investor Name                    Shares     Warrants     Warrants
---------------------------------------------   --------   ----------   ----------
Iris Nahori .................................    49,197      24,599       19,679
Yehosoaa Hershkovitz ........................    14,769       7,384        5,908
Ori Ackerman ................................     5,910       2,955        2,364
Tamir Barak .................................       985         492          394
Zeev Korech .................................       984         492          394
Tzion Edri ..................................     1,869         935          748
Ori Ron .....................................     4,925       2,462        1,970
Ehud Miro ...................................     9,849       4,925        3,940
Abraham Shilontchik .........................     3,447       1,724        1,379
Yair Peleg ..................................     2,462       1,231          985
Amnon Ben-Ami ...............................     2,462       1,231          985
Gilad Altshuler .............................    41,958      20,979       16,783
Koor Underwriter and Issuer Ltd. ............     5,713       2,856        2,285
Menorah Gaoon Investment Ltd. ...............     5,713       2,856        2,285
Shalom and Yafa Bilgori .....................     2,462       1,231          985
The Hebrew University Employee Fund .........    36,442      18,221       14,577
Shocher Tov .................................     7,879       3,940        3,152

(2) Represents 608,835 shares of common stock acquired upon the conversion of the 10% Series A Convertible Note dated August 10, 1999, with a conversion ratio of $5 per share. On January 18, 2000, we effected a three-for-one forward stock split resulting in the increase of the shares owned from 202,945 to 608,835.

(3) Represents a fraction of 160,717 shares of our common stock owned by several investors in Constellation 3D Technology Ltd.

(4) Represents 5,555 shares of common stock issuable upon the exercise of warrants at the exercise price of $0.001 per share.

(5) Represents 25,000 shares of common stock and five-year warrants to purchase 25,000 shares of common stock at an exercise price of $11.50. (Guldborg International owns warrants to purchase 15,000 shares, and Farpell Inc. owns warrants to purchase 10,000 shares.)


(6) Represents 984,918 shares of common stock; five year warrants to purchase 393,968 shares of common stock at an exercise price of $14.6656 per share; adjustment warrants to purchase 700,000 shares of common stock at an exercise price of $0 per share which are not exercisable within 60 days of November 8, 2000; and one year warrants to purchase 492,458 shares of common stock at an exercise price of $10.15313 per share. All of the warrants are subject to adjustment.


(7) Represents 7,500 shares of common stock. On January 18, 2000 we effected a 3 for 1 stock split resulting in the increase of the shares owned from 2,500 to 7,500.

(8) Represents 380,000 shares of common stock acquired upon the conversion of the Loan Conversion Rights Agreement dated December 2, 1998. The shares were issued as follows: 242,326 to Formula Ventures L.P., 68,628 to FV-PEH L.P., and 69,046 to Formula Ventures (Israel) L.P.

(9) Represents 49,500 shares of common stock acquired upon the conversion of the 8% Series B Convertible Note dated November 11, 1999 and 15,000 one year warrants at $10.15313.

(10) Represents 166,097 shares of common stock acquired, one year warrants to purchase 83,048 shares of common stock at the exercise price of $10.15313, and five year warrants to purchase 66,439 shares of common stock at the exercise price of $14.6656 according to the 8% Series C Convertible Note dated December 24, 1999, and a letter dated August 23, 2000 by which the loan was converted into equity.

(11) Represents 138,102 shares of common stock acquired, one year warrants to purchase 69,051 shares of commons stock at the exercise price of $10.15313, and five year warrants to purchase 55,241 shares of common stock at the exercise price of $14.6656 according to the Promissory Notes dated October 29, 1999 and November 18, 1999 and a letter dated August 23, 2000 by which the loans were converted into equity.

(12) Represents five year warrants to purchase 400,000 shares of common stock at an exercise price of $14.6656 per share. The warrants will be issued as follows: 140,000 to Gary J. Shemano, 70,000 to Michael R. Jacks, 140,000 to Bill Corbett and 50,000 to Eric Lipetz.

(13) Represents 14,774 shares of common stock; five year warrants to purchase 5,910 shares of common stock at an exercise price of $14.6656 per share; and one year warrants to purchase 7,387 shares of common stock at an exercise price of $10.15313 per share.

(14) Represents (1) 5,713 shares of common stock, a five-year warrant to purchase 2,285 shares of common stock and a one-year warrant to purchase 2,856 shares of common stock in connection with the transaction described in footnote 1 and (2) five year warrants to purchase 495,539 shares of common stock at an exercise price of $14.6656 per share, in connection with the transactions described in footnotes 1 and 6 above.


(15) Represents 226,629 shares of common stock issuable upon conversion of a debenture convertible at $17.65 per share.


                         Description of Our Securities

     Our authorized capital stock consists of 100,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, no par value per share.

Common Stock

     As of October 20, 2000, there were approximately 42,957,026 shares of our common stock outstanding held of record by approximately 108 shareholders, excluding 500,000 shares owned by Constellation 3D Trust LLC, one of our wholly owned subsidiaries. Our common stock is listed and traded on the NASD's Over-the-Counter Bulletin Board under the symbol CFMD. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. The shareholders may not cumulate votes in connection with the election of directors. A director may be removed from office with or without cause and by the vote of at least 50.01% of the votes entitled to be cast at a meeting of shareholders. The holders of our common stock are entitled to receive ratably dividends, if any, declared from time to time by our board of directors out of funds legally available for dividends. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

     We have 10,000,000 shares of our preferred stock authorized and no shares are outstanding. Our board of directors has the authority to issue the shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of our preferred stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the shareholders. Although it presently has no intention to do so, our board of directors, without shareholder approval, can issue our preferred stock with voting and conversion rights, which could adversely affect the voting power or other rights of the holders of our common stock. The issuance of our preferred stock may have the effect of delaying, deferring or preventing our change in control.

Florida Antitakeover Laws

     The provisions of the Florida Business Corporation Act (as amended) and our articles of incorporation (as amended), which are described below, could make it more difficult for a third party to acquire control of us, even if the change of control would benefit the shareholders.

     Section 607.0901 of the Florida Business Corporation Act generally requires that, in a merger, consolidation, specified asset sale or other specified transaction between an interested shareholder (or an affiliate of the interested shareholder) and a Florida public corporation, all of the shareholders receive an amount equal to the greater of:

   (1) the highest price per share, including brokerage commissions and other specified fees, paid by the interested shareholder for any shares acquired by it (the Highest Per Share Price) within the two-year period immediately preceding the date on which it became an interested shareholder or the announcement date of the transaction, whichever is higher;

   (2) the fair market value per share on the date on which it became an interested shareholder or the announcement date of the transaction, whichever is higher, or

   (3) the fair market value per share determined under (2) above, multiplied by the ratio of the Highest Per Share Price within the two year period immediately preceding the announcement date of the transaction to the fair market value per share on the date of the interested shareholder's first share acquisition during such two year period.

     An interested shareholder generally means as a person that owns more than 10 percent of the voting shares of a corporation. The fair market value per share generally means the highest closing sale price during the immediately preceding 30-day period. The fair price provisions do not apply:

   (1) to a transaction approved by two-thirds of the shareholders excluding the interested shareholder;

   (2) to a transaction approved by a majority of the directors who are not affiliated with the interested shareholder;

   (3) to a corporation which has not had more than 300 shareholders of record at any time during the previous three years;

   (4) if the interested shareholder has owned at least 80 percent of the outstanding shares for at least five years; or

   (5) if the interested shareholder owns at least 90 percent of the outstanding shares excluding shares acquired from the corporation.

     Our articles of incorporation, as amended, also provide that Section
607.0902 of the Florida Business Corporation Act does not apply to us.

     Section 607.0902 generally provides that if any person acquires 20 percent or more of the outstanding voting shares of a public corporation, all of the shares acquired by the person within 90 days before and after the date on which the person reached the 20 percent threshold will not have voting rights. However, if the remaining disinterested shareholders approve voting rights for the acquired shares by a majority vote, the shares will have voting rights.
Section 607.0902 further provides that statute similarly regulates share acquisitions 33 1/3 percent and 50 percent of the voting shares of a public corporation.

     Our articles of incorporation, as amended, provide that acts of the shareholders will require the approval of 50.01% of the outstanding votes of shareholders. Our Articles of Incorporation, as amended, provide also that our board of directors has the authority to issue up to 10 million shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the holders of our common stock. The rights of the holders of any preferred stock that may be issued in the future may adversely affect the rights of the holders of our common stock. The issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change of control. Such preferred stock may have other rights, including economic rights, senior to our common stock, and as a result, the issuance of the preferred stock could limit the price that investors might be willing to pay in the future for shares of our common stock and could have a material adverse effect on the market value of our common stock.

Indemnification and Registration Rights

     As of August 10, 1999 we entered into an Investor's Rights Agreement with Seattle Investments LLC. In the Investor's Rights Agreement, we agreed to indemnify this selling shareholder against all losses, claims, damages, liabilities and expenses caused by any untrue statement of material fact, alleged untrue statement of a material fact, omission of a material fact, or alleged omission of a material fact required to be stated to make the statement not misleading contained in any registration statement, prospectus, or any amendment of the registration statement or prospectus or any violation or alleged violation of the 1933 Act, 1934 Act, or any state securities law. However, we are not obligated to indemnify this selling shareholder if the material misstatement or omission were caused by or contained in any information furnished in writing to us by this selling shareholder expressly for use in the registration statement, prospectus or amendment of the registration statement or prospectus. Additionally, this selling shareholder has agreed to indemnify us against all losses, claims, damages, liabilities and expenses caused by any untrue statement of material fact, alleged untrue statement of material fact or omission of a material fact required to be stated to make the statement not misleading that was contained in any information furnished in writing to us by this selling shareholder expressly for use in the registration statement, prospectus or amendment of the registration statement or prospectus.

     On November 11,1999, we entered into a registration rights agreement with Wilbro Nominees Limited pursuant to which we agreed to indemnify this selling shareholder against any losses, claims, damages or liabilities relating to any untrue statement of material fact, alleged untrue statement of material fact, omission of a material fact, or alleged omission of a material fact necessary to make the statements not misleading or any violation of the 1933 Act or state securities or "blue sky" laws relating to our action or inaction regarding this registration statement. We are not required to indemnify the selling shareholder for any liabilities for any statement made in reliance upon written information furnished to us by the selling shareholder for the purpose of preparing the registration statement. The selling shareholder agreed to indemnify us against all liabilities caused by any untrue statement or omission of material fact upon which we reasonably relied and that was contained in any information furnished in writing to us by this selling shareholder expressly for use in the registration statement.

     As of November 29, 1999, we entered into a Subscription Agreement with MBA-on-Demand LLC. In the Subscription Agreement, we agreed to indemnify this selling shareholder against any claim, liability, loss, damage or expense (including attorneys' fees and other costs of investigating and litigating claims) caused, directly or indirectly, by our breach of any representation, warranty or agreement made in the Subscription Agreement. Additionally, this selling shareholder has agreed to indemnify us against any claim, liability, loss, damage or expense (including attorneys' fees and other costs of investigating and litigating claims) caused, directly or indirectly, by its breach of any representation, warranty or agreement made in the Subscription Agreement.


     As of December 24, 1999, we entered into a registration rights agreement with Winnburn Advisory. In the registration rights agreement, we agreed to indemnify this selling shareholder against all losses, claims, damages, liabilities and expenses caused by any untrue statement of material fact, alleged untrue statement of material fact, omission of a material fact, or alleged omission of a material fact required to be stated to make the statement not misleading contained in any registration statement, prospectus, or any amendment of the registration statement or prospectus or any violation by us of the 1933 Act or state securities or "blue sky" laws relating to our action or inaction regarding this registration statement. However, we are not obligated to indemnify this selling shareholder if the material misstatement or omission were caused by or contained in any information furnished in writing to us by this selling shareholder expressly for use in the registration statement, prospectus or amendment of the registration statement or prospectus. Additionally, this selling shareholder has agreed to indemnify us against all losses, claims, damages, liabilities and expenses caused by any untrue statement of material fact or omission of a material fact required to be stated to make the statement not misleading that was contained in any information furnished in writing to us by this selling shareholder expressly for use in the registration statement, prospectus or amendment of the registration statement or prospectus.

     On March 23, 2000, we entered into a securities purchase agreement with Sands Brothers Venture Capital LLC, pursuant to which we issued a convertible debenture to Sands Brothers Venture Capital Associates LLC and entered into a registration rights agreement with Sands Brothers Venture Capital LLC on March 24, 2000. In the registration rights agreement, we agreed to indemnify Sands Brothers Venture Capital LLC, the selling shareholder, against any losses, claims, damages or liabilities, joint or several, to which the selling shareholder may become subject, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement, prospectus, or any amendment or supplement of the registration statement or prospectus or arise out of our omission or alleged omission to state a material fact required to be stated in the registration statement or prospectus or necessary to make the statements therein not misleading, or any violation or alleged violation of the Securities Act or any state securities or blue sky laws. However, we are not obligated to indemnify the selling shareholder if and to the extent that any such loss, claim, damage or liability arises out of or is based on our reliance upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by the selling shareholder specifically for use in the registration statement or prospectus. Additionally this selling shareholder agreed to indemnify us, each person who controls us, our officers who sign the registration statement and our directors against all losses, claims, damages or liabilities, joint or several, to which we, our officers, directors or controlling persons may become subject insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise our of or are based upon reliance on any untrue statement or alleged untrue statement of any material fact contained in the registration statement or any prospectus or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse us and each such officer, director, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided that the selling shareholder will be liabile hereunder in any such case if and only to the extent that any such loss, claims, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to us by the selling shareholder specifically for use in such registration statement or prospectus, and provided, that the liability of each seller thereunder shall be limited to the proceeds received by such selling shareholder from the sale of securities covered by such registration statement.


     On August 17, 2000, we entered into an investment agreement with TCO Investment Inc. The agreement contains a registration rights provision but no indemnification provisions. TCO Investment Inc. is a selling shareholder under this prospectus.

     On August 18, 2000, we entered into a warrant agreement containing registration rights with Blank Rome Comisky & McCauley LLP. The agreement does not contain any indemnification provisions. Blank Rome Comisky & McCauley LLP is a selling shareholder under this prospectus.

     On August 23, 2000, we entered into the registration rights agreement with Halifax Fund L.P., which we amended on September 19, 2000. Pursuant to the agreement, as amended, we agreed to indemnify this selling shareholder against any losses, claims, damages or liabilities relating to any untrue statement of material fact, alleged untrue statement of material fact, omission of a material fact, or alleged omission of a material fact necessary to make the statements not misleading. We are not required to indemnify the selling shareholder for any liabilities for any statement made in reliance upon written information furnished to us by the selling shareholder for the purpose of preparing the registration statement. The selling shareholder agreed to indemnify us against all liabilities caused by any untrue statement, alleged untrue statement, omission of material fact, or alleged omission of material fact upon which we reasonably relied and that was contained in any information furnished in writing to us by this selling shareholder expressly for use in the registration statement.

     On August 31, 2000, we entered into a registration rights agreement with certain selling shareholders: I. Nahori, H. Yehosoaa, A. Ori, B. Tamir, K. Zeev, E. Tzion, O. Ron, E. Miro, A. Shilontchik, Y. Peleg, A. Ben-Ami, G. Altshuler, Koor Underwriter and Issuer Ltd., Menorah Gaoon Investment Ltd., Bilgori Shalom and Yafa, The Hebrew University Employee Fund, and Shocher Tov, collectively called Koor's Investors, who concurrently purchased our securities. In the registration rights agreement, we agreed to indemnify these selling shareholders against all losses, claims, damages, liabilities and costs relating to any untrue statement of material fact, alleged untrue statement of material fact, omission of a material fact required to be stated to make any statement not misleading contained in any registration statement, prospectus, or any amendment of the registration statement or prospectus. We also agreed to indemnify these selling shareholders for any violation of any law, including state and federal securities laws. However, we are not obligated to indemnify these selling shareholders if the material misstatement or omission upon which we reasonably relied were caused by or contained in any information furnished in writing to us by these selling shareholders expressly for use in the registration statement, prospectus or amendment of the registration statement or prospectus.

     Additionally, except for Blank Rome Comisky & McCauley LLP, these selling shareholders have agreed to indemnify us against all losses, claims, damages, liabilities and expenses caused by any untrue statement of material fact, alleged untrue statement of material fact, omission of a material fact, or alleged omission of a material fact required to be stated to make the statement not misleading upon which we reasonably relied and which was contained in any information furnished in writing to us by these selling shareholders expressly for use in the registration statement, prospectus or amendment of the registration statement or prospectus. These selling shareholders are not required to indemnify us for the cost of settling any proceeding unless the settlement was previously approved, in writing, by these selling shareholders. Additionally, the liability of these selling shareholders for any indemnification of the selling shareholder may not exceed the net proceeds received by these selling shareholders upon the sale of securities that giving rise to the indemnification obligation.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is Interwest Transfer Company located at 1981 East Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117, and its telephone number is (801) 272-9294.

                        Shares Eligible for Future Sale

     Future sales of our common stock in the public market, or the issuance of shares of common stock upon the exercise of stock options and warrants, or otherwise, could adversely affect the market price of our common stock and impair our ability to raise capital through the sale of equity or equity-related securities.

   Issued and outstanding (1) .................................................   42,957,026
   Issuable upon exercise of outstanding warrants whether or not currently-
     exercisable (2)(4) .......................................................    6,481,922
   Issuable upon exercise of outstanding stock options whether or not currently
     exercisable ..............................................................    5,236,550
   Issuable upon conversion of convertible loans(3) ...........................      319,913


------------
(1) Excluding 500,000 shares of our common stock owned by Constellation 3D Trust LLC, one of our wholly owned subsidiaries.

(2) Currently exercisable at exercise prices ranging from $0.001 to $15.13 per share.

(3) A loan of $4,000,000 provided by Sands Brothers Venture Capital Associates LLC convertible at $17.65 per share and a loan of $1,000,000 provided by Constellation Tech convertible at $10.72 per share.

(4) Includes 3,450,000 warrants evidenced by agreements which we believe are no longer enforceable, because Sands Brothers & Co., Ltd. (Sands Brothers) failed to satisfy its obligation to raise $7.5 million in financing for us within 150 days of the Commencement Date as defined in the Placement
    Agency Agreement that we and Sands Brothers entered into in December 1999 and later amended. We intend to renegotiate the agreements regarding the warrants that we originally agreed to issue to Sands Brothers.



     As of October 20, 2000, of the 42,957,026 issued and outstanding shares held by non-affiliates identified in the table above, 32,674,576 are "restricted securities" (i.e., excluding 500,000 shares of our common stock owned by Constellation 3D Trust LLC, one of our wholly owned subsidiaries) within the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available. Such restricted securities will be eligible for sale in the public market subject to compliance with Rule 144. In addition, other exemptions may be available for sales of such restricted securities held by our non-affiliates.

     In general, under Rule 144 of the Securities Act, as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned restricted securities for at least one year, including a person who may be deemed an affiliate, is entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly reported trading volume of the common stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC pursuant to Rule 144 (or, if no such notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker). Sales under Rule 144 are also subject to certain other requirements relating to manner of sale, notice of sale and availability of current public information with respect to us. A person (or persons whose shares are required to be aggregated) who is not and has not been our affiliate at any time during the three months preceding a sale is entitled to sell such shares of common stock under Rule 144 without regard to the volume limitations described above, provided that two years have elapsed since the date on which such restricted shares of common stock were acquired from us or the date on which they were acquired from our affiliate.

     No prediction can be made as to the effect, if any, that market sales of shares of common stock, or the availability of the shares of common stock for sale, will have on the market price of the shares of common stock prevailing from time to time. Nevertheless, sales of substantial amounts of shares of common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the shares of common stock and could impair our ability to raise capital through an offering of equity securities.


                             Plan of Distribution

     The shareholders selling common stock under this prospectus, or their pledgees or transferees, may offer their shares of our common stock at various times through dealers or brokers or other agents or directly to one or more purchasers in one or more of the following transactions:

     o using the NASD's Over-the-Counter Bulletin Board or other market on which the common stock may be listed, quoted or trading;

     o  in privately negotiated transactions;

     o  in brokerage transactions;

     o  put or call option transactions;

     o  in short sales; or

     o  in a combination of any of the above transactions.

     The shareholders selling our common stock under this prospectus may sell their shares:

     o  at market prices prevailing at the time of sale;

     o  at prices related to those prevailing market prices; or

     o  at negotiated prices.

     These selling shareholders may use brokers, dealers or other agents to sell their shares. If this happens, the brokers, dealers or other agents may receive discounts, concessions or commissions from the shareholders, or they may receive commissions from purchasers of common stock for whom they acted as agents. The discounts, concessions or commissions as to a particular broker, dealer or other agent may be in excess of those customary in the type of transaction involved.

     The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, broker-dealers or other financial institutions may engage in short sales of the common stock or of securities convertible into or exchangeable for the common stock in the course of hedging positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to those broker-dealers or other financial institutions of the common stock offered by this prospectus, which common stock the broker-dealers or other financial institutions may resell pursuant to this prospectus (as amended or supplemented to reflect the transaction).

     This prospectus also may be used, with our consent, by donees or pledgees of the shareholders selling common stock under this prospectus, or by other persons acquiring common stock from these shareholders and who wish to offer and sell that common stock under circumstances requiring or making desirable its use. To the extent required, we will file, during any period in which offers or sales are being made, one or more supplements to this prospectus to set forth:

     o  the names of donees or pledgees of the shareholders;

     o  the number of shares of common stock involved;

     o  the price at which those shares are sold;

     o the commissions paid or discounts or concessions allowed, where applicable; and

     o any other material information with respect to the plan of distribution not previously disclosed.

     Upon a selling shareholder notifying us that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

     o the name of each selling stockholder and of the participating broker-dealer;

     o  the number of shares involved;

     o  the initial price at which the shares were sold;

     o the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

     o that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     o  other facts material to the transactions.

     Additionally, upon a selling shareholder notifying us that a donee or a pledgee intends to sell more than 1,000 shares, we may file a supplement to this prospectus.

     Neither we nor the shareholders selling common stock under this prospectus can presently estimate the amount of this compensation. We know of no existing arrangements between any shareholder and any other shareholder, broker, dealer or other agent relating to the sale or distribution of the common stock. Under applicable rules and regulations under the U.S. Securities Exchange Act, any person engaged in a distribution of any of the common stock may not simultaneously engage in market activities with respect to the common stock for the applicable period under Regulation M prior to the commencement of that distribution.

     The shareholders selling common stock under this prospectus will be subject to applicable provisions of the U.S. Securities Exchange Act and its rules and regulations, including without limitation Rule 10b-5 and Regulation M, which may limit the timing of purchases and sales of any of the common stock by those shareholders. All of this may affect the marketability of the common stock.

     We will pay substantially all of the expenses incident to this offering other than commissions, concessions and discounts of brokers, dealers or other agents or the legal fees of the selling shareholders' counsel. Each shareholder selling common stock under this prospectus may indemnify any broker, dealer, or other agent that participates in transactions involving sales of the common stock against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify certain of the selling shareholders and may agree to indemnify any statutory "underwriters" and controlling persons of those "underwriters" against certain liabilities, including certain liabilities under the Securities Act of 1933. In order to comply with certain states' securities laws, if applicable, the common stock will be sold in those jurisdictions only through registered or licensed brokers or dealers.

                                 Legal Matters

     The validity of the common stock being offered hereby and certain other matters in connection with this offering are being passed upon for us by Blank Rome Comisky & McCauley LLP, Philadelphia, Pennsylvania.

                    Interests of Named Experts and Counsel

     On August 18, 2000, we granted Blank Rome Comisky & McCauley LLP a warrant to purchase 5,555 shares of our common stock in order to reduce the amount of our outstanding legal fees due to Blank Rome Comisky & McCauley LLP by Fifty Thousand Dollars ($50,000.00). Blank Rome Comisky & McCauley LLP serves as our legal counsel. The warrant currently is exercisable at a price of $0.001 per share and will terminate on July 31, 2005. Blank Rome Comisky & McCauley LLP obtained certain registration rights in connection with the grant of the warrant and is a selling shareholder under this prospectus.

                                    Experts

     The audited financial statements included in this prospectus and related registration statement have been audited by BDO Seidman, LLP and BDO International, independent auditors, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the registration statement, and are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                      Where You Can Find More Information

     We regularly file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act. You may read and copy any reports, statements and other information we file with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C., 20549 and at the SEC's regional offices in Illinois and New York. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available on the SEC's Internet site (http://www.sec.gov). You may also visit our Internet site (http://www.c-3d.net), but the information contained on our web site does not form part of this prospectus.

                            CONSTELLATION 3D, INC.
                         (A Development Stage Company)

                  Index to Consolidated Financial Statements

Report of Independent Certified Public Accountants .......................................         F-1
Report of Independent Public Accountants .................................................         F-2
Consolidated Financial Statements
 Balance Sheets as of June 30, 2000 and December 31, 1999 and 1998 .......................         F-3
 Statements of Operations for the six months ended June 30, 2000 and 1999 (unaudited), the years ended December 31, 1999 and 1998, the period from September 25, 1997
   (inception) to December 31, 1997, and the period from September 25, 1997 (inception)
   to June 30, 2000 ......................................................................         F-4
 Statement of Changes in Stockholders' Deficit for the six months ended June 30, 2000 and the years ended December 31, 1999 and 1998, and the period from September 25, 1997
   (inception) to December 31, 1997 ......................................................         F-5
 Statements of Cash Flows for the six months ended June 30, 2000 and 1999 (unaudited), the years ended December 31, 1999 and 1998, the period from September 25, 1997
   (inception) to December 31, 1997, and the period from September 25, 1997 (inception)
   to June 30, 2000 ......................................................................         F-6
 Notes to Consolidated Financial Statements ..............................................  F-7 - F-18


              Report of Independent Certified Public Accountants

Board of Directors and Stockholders of
Constellation 3D, Inc.

     We have audited the accompanying consolidated balance sheet of Constellation 3D, Inc. (a development stage company) and its subsidiaries (the "Company") as of June 30, 2000 and the related consolidated statements of operations, stockholders' deficit and cash flows for the six months ended June 30, 2000 and the period from September 25, 1997 (inception) through June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Constellation 3D, Inc. for the period from inception (September 25, 1997) to December 31, 1999. Such statements are included in the cumulative September 25, 1997 (inception) to June 30, 2000 totals of statements of operations and cash flows and reflect a net loss of 48% of the related cumulative total. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to amounts for the period from inception (September 25, 1997) to December 31, 1999 included in the cumulative totals, is based solely upon the report of the other auditors.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

     In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Constellation 3D, Inc. (a development stage company) and its subsidiaries at June 30, 2000, and the results of their operations and their cash flows for the six months then ended and for the period from September 25, 1997 (inception) through June 30, 2000 in conformity with generally accepted accounting principles.


BDO Seidman LLP
New York, New York


July 21, 2000, (except for Note 10 which is as of September 19, 2000)

                   Report of Independent Public Accountants


Board of Directors and Stockholders of
Constellation 3D, Inc.


We have audited the accompanying consolidated balance sheets of Constellation 3D, Inc. (a development stage company) and its subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' deficit and cash flows for the years ended December 31, 1999 and 1998, the period from inception (September 25, 1997) through December 31, 1997, and the period from inception (September 25, 1997) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel, which do not differ in any material respects from auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Constellation 3D, Inc. (a development stage company) and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998, the period from inception (September 25, 1997) through December 31, 1997 and the period from inception (September 25, 1997) through December 31, 1999 in conformity with generally accepted accounting principles in the United States.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is in the development stage and has generated no operating revenue to date and will need to raise additional working capital for future development costs. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


BDO International
Tel-Aviv, Israel


February 22, 2000, (except for Note 11 which is as of March 24, 2000)

                            CONSTELLATION 3D, INC.
                         (A Development Stage Company)

                          CONSOLIDATED BALANCE SHEETS




                                                              June 30,         December 31,       December 31,
                                                                2000               1999               1998
                                                          ----------------   ----------------   ---------------
ASSETS
Current Assets
 Cash and cash equivalents ............................    $   1,768,455      $   2,030,139      $    123,097
 Prepaid and other ....................................          197,269            150,989           171,261
                                                           -------------      -------------      ------------
Total Current Assets ..................................        1,965,724          2,181,128           294,358
Furniture and Equipment, net ..........................          288,842            241,100           267,231
                                                           -------------      -------------      ------------
Total Assets ..........................................    $   2,254,566      $   2,422,228      $    561,589
                                                           =============      =============      ============
LIABILITIES AND STOCKHOLDERS'
 DEFICIT
Current Liabilities
 Current portion of convertible notes payable .........    $     674,481      $     650,577      $    377,624
 Accounts payable and accrued expenses ................        1,511,857          1,268,404           630,457
 Due to related parties ...............................          560,508            360,711           422,790
 Due to shareholder ...................................        1,381,534          1,316,712                --
                                                           -------------      -------------      ------------
Total Current Liabilities .............................        4,128,380          3,596,404         1,430,871
Convertible Notes Payable, net, less current portion .         3,114,314          2,105,480                --
Other Long-Term Liabilities ...........................           57,457             39,969            46,825
                                                           -------------      -------------      ------------
Total Liabilities .....................................        7,300,151          5,741,853         1,477,696
                                                           -------------      -------------      ------------
Commitments and Contingencies
Stockholders' Deficit:
 Preferred stock, no par value; 10,000,000 shares
   authorized; 0 issued and outstanding ...............               --                 --                --
 Common stock, $.001 par value; 100,000,000
   shares authorized; 41,001,609, 41,001,609 and
   29,214,000 issued and outstanding ..................           41,001             41,001            29,214
 Additional paid in capital ...........................       15,603,708          7,310,708         4,859,326
 Deficit accumulated during the development stage            (20,690,294)       (10,671,334)       (5,804,647)
                                                           -------------      -------------      ------------
Total Stockholders' Deficit ...........................       (5,045,585)        (3,319,625)         (916,107)
Total Liabilities and Stockholders' Deficit ...........    $   2,254,566      $   2,422,228      $    561,589
                                                           =============      =============      ============

       The accompanying notes are an integral part of these consolidated financial statements.

                            CONSTELLATION 3D, INC.
                         (A Development Stage Company)
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 Cumulative
                                                Amounts From
                                                  Inception
                                            (September 25, 1997)               Six Months
                                              Through June 30,               Ended June 30,
                                           ----------------------  -----------------------------------
                                                                                         (unaudited)
                                                    2000                  2000              1999
                                           ----------------------  -----------------  ----------------
OPERATING EXPENSES
 Research and development ...............      $    7,357,932        $   1,918,038      $  1,062,305
 General and administrative .............           6,791,986            1,980,295           554,863
 Marketing ..............................           4,518,846            4,518,846                --
                                               --------------        -------------      ------------
Total operating expenses ................          18,668,764            8,417,179         1,617,168
OTHER EXPENSES ..........................
 Interest (income) expense, net .........           1,942,959            1,590,260            29,290
 Taxes ..................................              78,571               11,521            11,000
                                               --------------        -------------      ------------
Net loss ................................      $  (20,690,294)       $ (10,018,960)     $ (1,657,458)
                                               ==============        =============      ============
Net loss per share -- basic and diluted                              $       (0.24)     $      (0.06)
                                                                     =============      ============
Weighed average number of shares of
 common stock outstanding -- basic
 and diluted ............................                               41,001,609        29,214,000

                                                                                    Period From
                                                                                     Inception
                                                                                (September 25, 1997)
                                                      Years Ended                     Through
                                                      December 31,                  December 31,
                                           ----------------------------------  ---------------------
                                                 1999              1998                 1997
                                           ----------------  ----------------  ---------------------
OPERATING EXPENSES
 Research and development ...............    $  2,413,239      $  1,534,948        $   1,491,707
 General and administrative .............       2,084,027         1,660,477            1,067,187
 Marketing ..............................              --                --                   --
                                             ------------      ------------        -------------
Total operating expenses ................       4,497,266         3,195,425            2,558,894
OTHER EXPENSES ..........................
 Interest (income) expense, net .........         305,833            (6,985)              53,851
 Taxes ..................................          63,588             3,462                   --
                                             ------------      ------------        -------------
Net loss ................................    $ (4,866,687)     $ (3,191,902)       $  (2,612,745)
                                             ============      ============        =============
Net loss per share -- basic and diluted      $      (0.15)     $      (6.80)       $   (4,354.57)
                                             ============      ============        =============
Weighed average number of shares of
 common stock outstanding -- basic
 and diluted ............................      32,148,978           469,275                  600

        The accompanying notes are an integral part of these consolidated financial statements.

                            CONSTELLATION 3D, INC.
                         (A Development Stage Company)
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT





                                                                                                  Deficit
                                                                                                Accumulated
                                                     Common Stock                                During the
                                              --------------------------      Additional        Development
                                                 Shares        Amount      Paid-in Capital         Stage             Total
                                              ------------  ------------  -----------------  -----------------  ---------------
Balance, September 25, 1997 ................           --    $      --       $        --       $          --     $          --
Constellation 3D, Inc. Activities
(Formerly Constellation 3D Holdings):
Issuance of common stock for cash ..........          600            3                --                  --                 3
Net loss ...................................           --           --                --          (2,612,745)       (2,612,745)
                                               ----------    ---------       -----------       -------------     -------------
Balance, December 31, 1997 .................          600            3                --          (2,612,745)       (2,612,742)
Issuance of common stock for
 cancellation of shareholders'
 advances, December 27, 1998 ...............    3,749,400       39,906         4,848,631                  --         4,888,537
Recapitalization, December 27, 1998 ........   25,464,000      (10,695)           10,695                  --                --
Net loss ...................................           --           --                --          (3,191,902)       (3,191,902)
                                               ----------    ---------       -----------       -------------     -------------
Balance, December 31, 1998 .................   29,214,000       29,214         4,859,326          (5,804,647)         (916,107)
Debt settlement through the issuance of
 common stock -- April 1, 1999 .............       36,000           36           241,454                  --           241,490
Common stock issued in connection
 with reverse acquisition -- October 1,
 1999 ......................................   11,109,765       11,109           942,096                  --           953,205
Conversion of notes payable
 ($1.67/share) -- October 22, 1999 .........      608,835          609         1,014,116                  --         1,014,725
Sale of common stock for cash, net
 ($4.90/share) November 1, 1999 ............       25,509           25            99,974                  --            99,999
Issuance of common stock for services
 ($3.83/share) November 8, 1999 ............        7,500            8            28,742                  --            28,750
Beneficial conversion discount of
 Convertible debt -- November 11,
 1999 ......................................           --           --           125,000                  --           125,000
Net loss ...................................           --           --                --          (4,866,687)       (4,866,687)
                                               ----------    ---------       -----------       -------------     -------------
Balance, December 31, 1999 .................   41,001,609       41,001         7,310,708         (10,671,334)       (3,319,625)
Deferred interest related to issuance of
 detachable warrants -- March 24,
 2000 ......................................           --           --         3,880,000                  --         3,880,000
Beneficial conversion discount of
 Convertible debt -- March 24, 2000 ........           --           --           120,000                  --           120,000
Noncash stock-based compensation
 related to issuance of stock options to
 consultant -- May 11, 2000 ................           --           --         4,293,000                  --         4,293,000
Net loss ...................................           --           --                --         (10,018,960)      (10,018,960)
                                               ----------    ---------       -----------       -------------     -------------
Balance, June 30, 2000 .....................   41,001,609    $  41,001       $15,603,708       $ (20,690,294)    $  (5,045,585)
                                               ==========    =========       ===========       =============     =============

       The accompanying notes are an integral part of these consolidated financial statements.

                            CONSTELLATION 3D, INC.
                         (A Development Stage Company)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       Cumulative
                                                      Amounts From
                                                        Inception
                                                     (September 25,
                                                      1997) Through               Six Months
                                                        June 30,                Ended June 30,
                                                    ----------------  -----------------------------------
                                                                                            (unaudited)
                                                          2000               2000              1999
                                                    ----------------  -----------------  ----------------
Cash Flows From Operating Activities
 Net loss ........................................   $ (20,690,294)     $ (10,018,960)     $ (1,657,458)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
 Noncash stock-based compensation ................       4,321,750          4,293,000                --
 Beneficial conversion feature ...................         245,000            120,000                --
 Amortization of deferred financing costs ........         692,604            692,604                --
 Depreciation ....................................         109,386             30,023            33,993
 Write down of furniture and equipment ...........          49,750                 --            49,750
 Change in assets and liabilities:
 Prepaid and other ...............................        (212,203)           (46,280)           16,013
 Accounts payable ................................       2,112,683            243,453           424,591
 Accrued interest on convertible note Payable ....         233,147            196,230                --
 Accrued interest on notes payable ...............          23,904             23,904                --
Accrued interest on shareholder loans ............          64,822             64,822                --
                                                     -------------      -------------      ------------
Net Cash Used in Operating Activities ............     (13,049,451)        (4,401,204)       (1,133,111)
                                                     -------------      -------------      ------------
 Cash Flows From Investing Activities
 Purchase of furniture and equipment .............        (529,907)           (77,765)         (108,585)
 Sale of furniture and equipment .................          80,405                 --                --
 Cash acquired in purchase of business ...........       1,019,413                 --                --
                                                     -------------      -------------      ------------
Net Cash Provided by (Used in) Investing
 Activities ......................................         569,911            (77,765)         (108,585)
                                                     -------------      -------------      ------------
Cash Flows From Financing Activities
Proceeds from issuance of common stock ...........       4,988,540                 --                --
 Proceeds from issuance of convertible debt.......       7,100,000          4,000,000                --
 Proceeds from (repayments to) shareholders
  loan ...........................................       1,541,490                 --           241,490
 Net changes in other long-term debt .............          57,457             17,488             3,678
 Advances from (repayments to) related
  party ..........................................         560,508            199,797          (248,606)
 Advances from parent company ....................              --                 --         1,234,837
                                                     -------------      -------------      ------------
Net Cash Provided by Financing Activities ........      14,247,995          4,217,285         1,231,399
                                                     -------------      -------------      ------------
Net increase (Decrease) in Cash and Cash
 Equivalents .....................................       1,768,455           (261,684)          (10,297)
Cash and Cash Equivalents, beginning of
 period ..........................................              --          2,030,139           123,097
                                                     -------------      -------------      ------------
Cash and Cash Equivalents, end of period .........   $   1,768,455      $   1,768,455      $    112,800
                                                     =============      =============      ============
Supplemental Disclosure of Cash Flow
 Information:
 Cash paid for taxes .............................   $      78,571      $      11,521      $     11,000
                                                     =============      =============      ============
Non-cash Investing and Financing Activities:
 Deferred financing costs related to
  detachable warrants ............................   $   3,880,000      $   3,880,000      $         --
 Conversion of note payable ......................       1,256,215                 --                --
 Net assets disposed of upon acquisition .........          66,028                 --                --
 Stock issued in reverse acquisition .............         953,205                 --                --
 Debt settlement through issuance of
  common stock ...................................         241,490                 --                --
                                                     =============      =============      ============


                                                                                          Period from
                                                                                           Inception
                                                                                         (September 25,
                                                               Years Ended               1997) Through
                                                               December 31,               December 31,
                                                    ----------------------------------  ---------------
                                                                        (unaudited)
                                                          1999              1998              1997
                                                    ----------------  ----------------  ---------------
Cash Flows From Operating Activities
 Net loss ........................................    $ (4,866,687)     $ (3,191,902)    $ (2,612,745)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
 Noncash stock-based compensation ................          28,750                --               --
 Beneficial conversion feature ...................         125,000                --               --
 Amortization of deferred financing costs ........              --                --               --
 Depreciation ....................................          40,438            33,129            5,796
 Write down of furniture and equipment ...........              --                --               --
 Change in assets and liabilities:
 Prepaid and other ...............................           5,338          (135,214)         (36,047)
 Accounts payable ................................         910,899           150,343          857,738
 Accrued interest on convertible note Payable ....          36,917                --               --
 Accrued interest on notes payable ...............              --                --               --
 Accrued interest on shareholder loans ...........              --                --               --
                                                      ------------      ------------     ------------
Net Cash Used in Operating Activities ............      (3,719,345)       (3,143,644)      (1,785,258)
                                                      ------------      ------------     ------------
 Cash Flows From Investing Activities
 Purchase of furniture and equipment .............        (145,986)         (200,197)        (105,959)
 Sale of furniture and equipment .................          80,405                --               --
 Cash acquired in purchase of business ...........       1,019,413                --               --
                                                      ------------      ------------     ------------
Net Cash Provided by (Used in) Investing
 Activities ......................................         953,832          (200,197)        (105,959)
                                                      ------------      ------------     ------------
Cash Flows From Financing Activities
Proceeds from issuance of common stock ...........         100,000         4,888,537                3
 Proceeds from issuance of convertible debt.......       3,100,000                --               --
 Proceeds from (repayments to) shareholders
  loan ...........................................       1,541,490        (4,152,521)       4,152,521
 Net changes in other long-term debt .............          (6,856)           20,480           26,345
 Advances from (repayments to) related
  party ..........................................         (62,079)         (108,277)         531,067
 Advances from parent company ....................              --                --               --
                                                      ------------      ------------     ------------
Net Cash Provided by Financing Activities ........       4,672,555           648,219        4,709,936
                                                      ------------      ------------     ------------
Net increase (Decrease) in Cash and Cash
 Equivalents .....................................       1,907,042        (2,695,622)       2,818,719
Cash and Cash Equivalents, beginning of
 period ..........................................         123,097         2,818,719               --
                                                      ------------      ------------     ------------
Cash and Cash Equivalents, end of period .........    $  2,030,139      $    123,097     $  2,818,719
                                                      ============      ============     ============
Supplemental Disclosure of Cash Flow
 Information:
 Cash paid for taxes .............................    $     63,588      $      3,462     $         --
                                                      ============      ============     ============
Non-cash Investing and Financing Activities:
 Deferred financing costs related to
  detachable warrants ............................    $         --      $         --     $         --
 Conversion of note payable ......................       1,014,725                --               --
 Net assets disposed of upon acquisition .........          66,208                --               --
 Stock issued in reverse acquisition .............         953,205                --               --
 Debt settlement through issuance of
  common stock ...................................         241,490                --               --
                                                      ============      ============     ============

       The accompanying notes are an integral part of these consolidated financial statement

                            CONSTELLATION 3D, INC.
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (amounts related to the six months ended June 30, 1999 are unaudited)

NOTE 1. Description of Business and Summary of Significant Accounting Policies

     The accompanying consolidated financial statements include the accounts of Constellation 3D, Inc. and each of its wholly-owned subsidiaries ("C3D" or the "Company").

     The Company was incorporated on December 27, 1995, under the name Latin Venture Partners, Inc. The name of the Company was changed to C3D Inc. on March 24, 1999 in anticipation of a transaction with Constellation 3D Technology Limited, a British Virgin Islands company ("Constellation Tech"). On December 29, 1999, the Company changed its name from C3D Inc. to Constellation 3D, Inc. On October 1, 1999, C3D completed an asset purchase agreement and acquired substantially all the operations of Constellation Tech for total consideration of 29,250,000 shares of the Company's $.001 par value common stock, and the assumption of substantially all liabilities and obligations of Constellation Tech. The asset purchase agreement also provided for the cancellation of 2,925,000 shares of treasury stock.

     The acquisition of Constellation Tech was treated as a reverse acquisition whereby C3D was acquired by Constellation Tech, with the balance sheets being combined using each company's historical cost bases. The results of operations include that of both companies from the date of acquisition forward. The financial statements for the period prior to the date of acquisition are those of Constellation Tech. As the transaction is a reverse acquisition with a public shell with no operations, no pro forma information related to this transaction is provided.

     The equity section of the balance sheet and the net loss per share of the Company are retroactively restated to reflect the effect of the exchange ratio established in the asset purchase agreement. The Company has developed what it believes to be a state-of-the-art optical, data storage product that surpasses the physical limits of two-dimensional memory technology. Research and development work on the Company's technology has been conducted and is being conducted in the United States, Israel, Russia and Ukraine.

     On December 27, 1999, as approved by the requisite number of shares at the Annual Meeting of Shareholders, C3D Inc. changed its name to Constellation 3D, Inc. and amended its Articles of Incorporation to allow for an increase in the number of shares authorized from 50,000,000 shares to 100,000,000 shares of Common Stock ($.001 par value). In addition, the Company is authorized to issue 10,000,000 shares of preferred stock (no par value). On January 18, 2000, a three-for-one forward split of C3D's Common Stock took effect for shareholders of record as of December 16, 1999, and all per share information for all prior periods have been adjusted accordingly.

     Principles of Consolidation -- The consolidated financial statements of the Company include the accounts of its subsidiaries after elimination of intercompany balances and transactions.

     Cash and Cash Equivalents -- The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Furniture and Equipment -- Furniture and equipment are stated at cost. Depreciation and amortization are computed utilizing straight-line and accelerated methods over estimated useful lives ranging from three to seven years.

     Marketing Costs -- The Company expenses the cost of marketing and advertising as incurred. Marketing expense includes a noncash compensation charge of $4,293,000 for the six months ended June 30, 2000. (See Note 7)

     Income Taxes -- The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in a company's financial statements or tax return. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the

                            CONSTELLATION 3D, INC.
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts related to the six months ended June 30, 1999 are unaudited) -- (Continued)

NOTE 1. Description of Business and Summary of Significant Accounting Policies -- (Continued)

financial statement carrying amounts and their tax basis using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Valuation allowances are provided when management determines that the realization of deferred tax assets fails to meet the more likely than not standard imposed by SFAS 109.

     Fair Value of Financial Instruments -- Carrying amounts reported in the balance sheet for cash and cash equivalents, accounts payable, accrued expenses, and amounts due to related parties and shareholders approximate fair value because of their immediate or short-term nature. The fair value of long-term debt and convertible debt approximates their carrying value because the stated rates of the debt either reflect recent market conditions or are variable in nature.

     Revenue Recognition -- The Company is conducting research and development activities to develop new multi-layer data storage media and currently has no operating revenues. It is the intent of this company to enter into strategic alliances to license its technology to its strategic partners.

     Research and Development -- Costs will be expensed as incurred until technological feasibility has been obtained, product design has been completed and a working model has been developed and tested.

     Foreign Currency Translation -- The financial statements of the subsidiaries are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("SFAS 52"). The currency of the operations of the Company's subsidiary in Israel is conducted in U.S. dollars since most of its financing and other activities are in dollars. Transactions and balances originally denominated in dollars are presented in their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the exchange rates at the transaction dates are used. Depreciation expenses are based on historical exchange rates. The resulting translation gains or losses are charged to operations. The Company's subsidiary in Russia maintains accounting records in Russian ruble. The ruble is considered the subsidiary's functional currency. Transactions and balances not already measured in dollars have been re-measured into dollars as applied to entities in highly inflationary economies. Revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction date. Monetary assets and liabilities are translated at the exchange rates prevailing on the balance sheet date. Translation gains and losses from remeasurement of monetary assets and liabilities that are not denominated in U.S. dollars are not material to the consolidated operations of the Company.

     Stock-Based Compensation -- Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"), establishes a fair value method of accounting for stock-based compensation plans and for transactions in which a company acquires goods or services from non-employees in exchange for equity instruments. SFAS 123 also allows companies to account for stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," or SFAS 123. The Company elected to follow APB 25 which measures compensation expense for employee stock options as the excess, if any, of the fair market price of the Company's stock at the measurement date over the amount an employee must pay to acquire stock.

     Net Loss Per Share -- Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options, warrants and contingent shares, based on the treasury method of computing such effects, and are not included in the calculation of loss per share, as their effect was anti-dilutive. All per share information has been adjusted to reflect the three-for-one stock split declared on December 16, 1999.

                            CONSTELLATION 3D, INC.
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts related to the six months ended June 30, 1999 are unaudited) -- (Continued)

NOTE 1. Description of Business and Summary of Significant Accounting Policies -- (Continued)

     Accounting Estimates -- The Company's financial statements are prepared in conformity with generally accepted accounting principles of the United States, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

     Reclassifications -- Certain reclassifications have been made to the prior period's financial statement amounts to conform to the current period's presentation.

     Interim Statements -- The accompanying consolidated statements of operations and cash flows for the six months ended June 30, 1999 are unaudited and include, in the opinion of management, all normal recurring adjustments necessary to present fairly the related statements of operations and cash flows for the six months ended June 30, 1999.

     Recent Accounting Pronouncements -- In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The statement establishes accounting and reporting standards requiring that every derivative instrument (including some types of derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS 133, as amended by SFAS No. 137 defining SFAS No. 133's effective date, is effective for fiscal years beginning after June 15, 2000, and must be applied to instruments issued, acquired, or substantively modified after December 31, 1997.

     In March 2000, the Financial Accounting Standards Board released Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"). FIN 44 addresses certain practice issues related to Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). FIN 44 applies only to companies that have chosen not to adopt SFAS 123, Accounting for Stock-Based Compensation, for transactions with employees. Among other issues, FIN 44 clarifies (a) the definition of an employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occur after either December 15, 1998 or January 12, 2000. To the extent that FIN 44 covers events occurring during the periods after December 15, 1998 or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying FIN 44 are recognized on a prospective basis from July 1, 2000.

     The Company does not expect the adoption of either of the above accounting pronouncements to have a material effect on its financial position or results of operations.

     Effective January 1, 1999, the Company adopted Statement of Position 98-5 ("SOP 98-5"), Reporting on the Costs of Start-Up Activities, issued by the American Institute of Certified Public Accountants. SOP 98-5 establishes guidance on the financial reporting of start-up costs and organization costs. The Statement requires that costs of start-up activities and organization costs be expenses as incurred. The effect of adopting this standard was not material to the Company.

                            CONSTELLATION 3D, INC.
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts related to the six months ended June 30, 1999 are unaudited) -- (Continued)

NOTE 2. Development Stage Operations

     The Company has been in the development stage since its inception. It has had no operating revenues to date, has accumulated losses of $20,690,294, and will require additional working capital to complete its business development activities and generate revenues adequate to cover operating and further development expenses.

     Subsequent to June 30, 2000, the Company raised $11,620,409, net of commissions and fees of $780,017, through private placements, obtained a $6 million line of credit from a related party (of which the Company has utilized $1,000,000 of this credit facility) and converted $2,368,119 of long-term convertible notes payable into equity. Additionally, the Company converted short-term shareholder promissory notes aggregating $1,402,163 into equity. Based on the effects of these transactions and agreements and the Company's projected cash requirements, the Company has sufficient working capital to sustain operations through June 30, 2001 (see Note 10).

     The Company believes it can raise additional working capital through future sales of its common stock or subordinated debt in private placement transactions. However, there can be no assurance that the Company will be successful in its efforts to raise these funds.

NOTE 3. Furniture and Equipment

     Furniture and equipment consists of the following:



                                             June 30,      December 31,     December 31,
                                               2000            1999             1998
                                           ------------   --------------   -------------
Furniture and equipment ................    $ 398,228        $ 320,463       $ 306,156
Less: accumulated depreciation .........      109,386           79,363          38,925
                                            ---------        ---------       ---------
Furniture and equipment, net ...........    $ 288,842        $ 241,100       $ 267,231
                                            =========        =========       =========

NOTE 4. Convertible Notes Payable

Convertible notes payable (which include accrued interest) consist of the following (See Note 10):


                                                       June 30,       December 31,     December 31,
                                                         2000             1999             1998
                                                    --------------   --------------   -------------
Convertible note payable, interest at LIBOR + 3%,
 due on demand (a) ..............................    $   674,481      $   650,577       $ 377,624
Convertible note payable, interest at 8%, due
 October 31, 2001 (b) ...........................        533,425          505,480              --
Convertible note payable, interest at 8%, due
 October 31, 2001 (c) ...........................      1,664,175        1,600,000              --
Convertible note payable, interest at 10%, due
 September 24, 2001 (d) .........................      4,104,110               --              --
                                                     -----------      -----------       ---------
                                                       6,976,191        2,756,057         377,624
Less: amount representing interest on detachable
 stock purchase warrants (Note 7) ...............      3,187,396               --              --
                                                     -----------      -----------       ---------
                                                       3,788,795        2,756,057         377,624
Less: current maturities ........................        674,481          650,577         377,624
                                                     -----------      -----------       ---------
                                                     $ 3,114,314      $ 2,105,480       $      --
                                                     ===========      ===========       =========

                            CONSTELLATION 3D, INC.
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts related to the six months ended June 30, 1999 are unaudited) -- (Continued)

NOTE 4. Convertible Notes Payable  -- (Continued)

     The noncurrent portion of convertible notes payable matures during the year ended December 31, 2001.

     (a) The Company entered into a short-term unsecured loan agreement with Formula Ventures, Ltd. in 1997 for $270,000. The agreement was amended on October 15, 1998, increasing the facility to $600,000. The loan is payable upon demand and bears interest at LIBOR +3% (9.649% at June 30, 2000). The loan was converted on September 12, 2000, into 380,000 common shares of the Company.

     (b) On November 11, 1999, the Company issued $500,000 of convertible subordinated debt to Wilbro Nominee Limited. The note is due October 31, 2001 with interest at the rate of 8% per annum. The note is convertible into common stock at a price equal to 80% of the average posted price for the 20 days preceding the conversion date, beginning May 11, 2000. The market value for the Company's stock on November 11, 1999 was $7.67. The excess of the fair value of the conversion formula over the fair value of the stock was deemed to be a beneficial conversion feature valued at $125,000, which was recorded as an increase to additional paid-in capital and interest expense.

     (c) On December 24, 1999, the Company issued $1,600,000 of convertible subordinated debt to Winnburn Advisory. The note is due October 31, 2001 with interest at the rate of 8% per annum. The note could be converted immediately into common stock at the greater of $16.67 per common share or the average market price for the Company's common stock for the 20 days preceding the conversion date. During August 2000, the conversion price was amended to $10.1531 per common share and was converted into 166,097 common shares of the Company.

     (d) On December 1, 1999 ("Commencement Date"), we entered into a Placement Agency Agreement and Warrant Agreement with Sands Brothers & Co., Ltd. (the "Agency Agreement" and "Warrant Agreement", respectively) which obligates Sands Brothers & Co. Ltd. ("Sands Brothers") to raise through the placement of our securities, on a best efforts basis, a minimum of $4.0 million and, as amended on March 23, 2000, a maximum of $120.0 million for us. On the Commencement Date, it was anticipated that Sands Brothers would raise $7.5 million within 90 days subsequent to the Commencement Date. In the event that the $7.5 million was not raised within 150 days from the Commencement Date, the agreement will be subject to renegotiation by both parties. On March 24, 2000, C3D issued a 10% subordinated convertible debenture for the principal amount of $4,000,000 to Sands Brothers Venture Capital Associates LLC ("Sands Brothers VC"), an affiliate of Sands Brothers. The subordinate convertible debenture can be converted at any time into shares of common stock of the Company at a conversion price of $17.65 and expires on September 24, 2001. Sands Brothers VC has the right to demand repayment of all or any portion of the principal amount of the convertible debenture and interest outstanding before the maturity date in the event that C3D receives more than $25,000,000 in gross financing through the sale of debt and/or equity securities or a change of control of the Company occurs. C3D granted the subordinated convertible debenture holder certain registration rights with respect to the underlying common stock.

NOTE 5. Income Taxes

     At June 30, 2000, the Company has net operating loss carry forwards assets of approximately $10,000,000 and $2,000,000 available to offset future US source income and Israeli source income, respectively, which begin to expire in 2018. The Company's effective tax rate was estimated at 34% and 36% for US source income and Israeli source income, respectively. A 100% valuation allowance has been recorded against the deferred tax asset, primarily resulting from net operating loss carry forwards, as management has yet to conclude that realization of such assets is more likely than not.

     The Company recognized current tax expense of $11,521 for the six months ended June 30, 2000 and $63,588, $3,462 and $0 for the years ended December 31, 1999, 1998 and for the period from September 25, 1997 through December 31, 1997, respectively. Tax expense for all periods presented represent Russian and Israeli tax legislation requiring taxes to be provided for on cash receipts.

                            CONSTELLATION 3D, INC.
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts related to the six months ended June 30, 1999 are unaudited) -- (Continued)

NOTE 6. Related Party Transactions (See Note 10)

     The Company retained all key employees under informal agreements during the six months ended June 30, 2000 and the years ended December 31, 1999 and 1998. These agreements may be cancelled at any time. The expense of these agreements totaled $315,000 for the six months ended June 30, 2000 and $437,500 and $400,000 for the years ended December 31, 1999 and 1998, respectively. As of June 30, 2000, December 31, 1999 and 1998, due to related parties included $283,000, $190,000, and $400,000, respectively, of unpaid expenses under those agreements.

     The Company assumed amounts due to a related party for $164,385 at the time of the reverse acquisition on October 1, 1999 (see Note 1), which amount was outstanding at June 30, 2000 and December 31, 1999. There is no maturity date or interest bearing on this debt.

     The Company borrowed $1.3 million from an existing shareholder, consisting of a $300,000 promissory note issued on October 29, 1999 and a $1 million promissory note issued on November 18, 1999. Both notes are unsecured, bear interest at 10% per annum, and mature on the earlier date of July 31, 2000 or upon consummation of various levels of financing transactions. Interest expense amounted to approximately $65,000 and $17,000 during the six months ended June 30, 2000 and the year ended December 31, 1999, respectively. On August 23, 2000, both promissory notes were converted into a total of 138,102 common shares of the Company.

     Subsequent to June 30, 2000, the Company entered into a credit agreement with Constellation Tech that provides for advances up to a maximum of $6,000,000 (Note 10). The Company has utilized $1,000,000 of this credit facility.

NOTE 7. Stockholders' Deficit (See Note 10)

     For accounting purposes, on December 27, 1998, stockholders of Constellation Tech converted approximately $4,888,537 of stockholder advances into 3,749,400 shares of Constellation Tech's common stock. Additionally, for accounting purposes, Constellation Tech was recapitalized on December 27, 1998 through the issuance of an additional 25,464,000 shares of common stock to existing shareholders of Constellation Tech. For accounting purposes, after the recapitalization, together with the issuance of 36,000 shares of common stock for debt settlement on April 1, 1999, the number of issued shares of Constellation Tech's common stock amounted to 29,250,000.

     On October 1, 1999, C3D completed an asset purchase agreement and acquired substantially all the operations of Constellation Tech for total consideration of 29,250,000 shares of the Company's $.001 par value common stock, and the assumption of substantially all liabilities and obligations of Constellation Tech. The asset purchase agreement also provided for the cancellation of 2,925,000 shares of treasury stock of the Company.

     During the six months ended June 30, 2000, the Company has issued a total of 10,500,000 shares of common stock to Constellation 3D Trust LLC, a wholly-owned subsidiary of the Company. Constellation 3D Trust LLC intends to use the shares to raise debt or equity capital and contribute the proceeds thereof to the Company. For the purposes of the Company's consolidated financial statements, the issuance of the 10,500,000 shares of common stock are not considered to be issued or outstanding because the common stock has remained under the control of the Company and will be cancelled if no financing transaction is completed. On September 15, 2000, 10,000,000 of the shares of common stock were cancelled.

     On March 24, 2000, C3D issued a 10% subordinated convertible debenture for the principal amount of $4,000,000 with detachable warrants to Sands Brothers VC. Proceeds from the subordinated convertible debenture issued with the detachable stock purchase warrants are allocated between the debenture and the warrants based on their relative fair values as required by Accounting Principles Board Opinion No. 14. The value ascribed to the detachable warrants for accounting purposes was $3,880,000 based on the proceeds of the subordinated convertible debenture to the Company. The $3,880,000 value was recorded as a debt discount and will be amortized as a component of interest expense over the term of the related debt. This amount is

                            CONSTELLATION 3D, INC.
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts related to the six months ended June 30, 1999 are unaudited) -- (Continued)

NOTE 7. Stockholders' Deficit (See Note 10)  -- (Continued)

presented as an addition to paid-in capital of stockholders' deficit and as an offset to the related liability in the accompanying June 30, 2000 consolidated balance sheet. The balance was deemed to be a beneficial conversion feature valued at $120,000, which was recorded as interest expense and an increase to additional paid-in capital during the six months ended June 30, 2000. The subordinated convertible debenture can be converted at any time into shares of common stock of the Company at a conversion price of $17.65 and expires on September 24, 2001. The market value for the Company's stock on March 24, 2000 was $46.50.

     Upon closing of the $4,000,000 subordinated convertible debenture to Sands Brothers VC on March 24, 2000, and pursuant to the terms of the agency agreement originally signed on December 1, 1999, by and between the Company and Sands Brothers, the Company issued to Sands Brothers detachable warrants to purchase 1,050,000 shares of common stock at an exercise price of $3.67 per share and warrants to purchase 2,400,000 shares of common stock at an exercise price of $15.13 per share until December 1, 2004. C3D granted the warrant holder certain registration rights with respect to the underlying common stock and the option to exercise the stock warrants in lieu of any cash payment in exchange for the number of shares of common stock that amount to the difference between the market price and the exercise price of the stock warrants.

     On June 28, 2000, the Company entered into an agreement to amend the Agency Agreement and Warrant Agreement pursuant to which, effective July 10, 2000, the retention of Sands Brothers under the Agency Agreement shall be one of a non-exclusive basis and Sands Brothers shall not be entitled to any fees or stock warrants with respect to financing sources not brought by Sands Brothers.


     On August 3, 2000, the Company entered into another agreement to amend the Agency Agreement, the Warrant Agreement and Warrant Certificate No. SB-2, pursuant to which Sands Brothers would receive, in connection with financing by any party introduced directly or indirectly by Sands Brothers and which is consummated by no later than November 1, 2000 (but with respect to one particular investor only, by August 11, 2000), 300,000 warrants for each $1 million of financing on the first $25 million of financing and 150,000 warrants for each $1 million of financing on a further $50 million of financing, at an exercise price of $10.34 per share. The exercise price is reduced to $8.25 per share in the event that at least $75 million of financing is available from financing sources having good and immediately available funds for the Company. The Company intends to renegotiate the Agency Agreement and related agreements with Sands Brothers.


Stock Options

     On March 8, 1999, certain board members were granted options to purchase up to 525,000 shares of the Company's common stock at $1.33 per share. These options vested immediately, and expire in June 2005. At June 30, 2000, these 525,000 options remain outstanding. No expense was recognized upon granting of the options as the exercise price was equal to the estimated market value, as evidenced by the sale of 1,359,765 shares of common stock to unrelated third parties completed on March 15, 1999 but not issued until May 15, 1999.

     On December 27, 1999, the Company adopted the 1999 stock option plan (the "Plan"). The Plan allows the Company to grant both qualified and nonqualified stock options at prices not less than fair market value at date of grant to officers, key employees, directors or anyone who provides services to the Company. A maximum of 4,617,540 shares was approved to be issued under the Plan. As at June 30, 2000 there were 3,871,550 options under this Plan outstanding.

     Options granted under the Plan expire not more than ten years from the date of grant. Generally, options vest in five years. Except as described below, all stock options have been granted at exercise prices approximating the market value on the date of the grant.

                            CONSTELLATION 3D, INC.
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts related to the six months ended June 30, 1999 are unaudited) -- (Continued)

NOTE 7. Stockholders' Deficit (See Note 10)  -- (Continued)

     On May 11, 2000 the Company granted options to a non-employee consultant who provided business development services to purchase 450,000 shares of the Company's common stock at an exercise price of $5.00 per share. The option to purchase the shares vested on June 30, 2000 and will expire in May 2005. In connection with the issuance, the Company recorded a non-cash compensation charge to operations of $4,293,000, representing the fair value of the issuance, calculated using the Black-Scholes option-pricing model. This amount is included in marketing expense for the six months ended June 30, 2000.

     SFAS No. 123 requires the Company to provide pro forma information regarding net loss as if compensation cost of the Company's stock option plan had been determined in accordance with the fair value based method prescribed in SFAS No. 123. No options were granted prior to 1999. The weighted average fair value of options granted during the six months ended June 30, 2000 and the year ended December 31, 1999 were $1.29 and $4.73, respectively. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants during the six months ended June 30, 2000 and the year ended December 31, 1999: no dividend yield for any period; expected lives of 1 to 5 years for the six months ended June 30, 2000 and the year ended December 31,1999; expected volatility of 80% during the six months ended June 30, 2000 and the year ended December 31,1999; weighted average risk-free interest rates of 5.05% for the six months ended June 30, 2000 and 6.73% for the year ended December 31, 1999.

     Under the accounting provisions of SFAS No. 123 for options to employees and directors, the Company's net loss and net loss per share would have been adjusted to the pro forma amounts indicated below. There is no pro forma effect on net loss per share for 1998 and for the period from September 25, 1997 (inception) to December 31, 1997.



                                       Six Months Ended       Year Ended
                                         June 30, 2000     December 31, 1999
                                      ------------------  ------------------
       Pro forma net loss ..........    $ (28,331,994)      $  (5,547,700)
       Pro forma net loss per share:
       Basic and Diluted ...........    $       (0.69)      $       (0.17)


     A summary of the status of the Company's stock option plan as of June 30, 2000 and changes during the period from September 25, 1997 (inception) through June 30, 2000 is presented below:

                                                                                   Weighted
                                                                  Number of        average
                                                                    Shares      exercise price
                                                                 -----------   ---------------
Options outstanding at September 25,1997 (inception) .........           --             --
Options granted in 1999 ......................................      525,000        $  1.33
Options outstanding at December 31, 1999 .....................      525,000        $  1.33
Options granted during the six months ended June 30, 2000 ....    4,321,550        $ 10.10
Options outstanding at June 30, 2000 .........................    4,846,550        $  9.15
Options exercisable at June 30, 2000 .........................      975,000        $  3.02

                            CONSTELLATION 3D, INC.
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts related to the six months ended June 30, 1999 are unaudited) -- (Continued)

NOTE 7. Stockholders' Deficit (See Note 10)  -- (Continued)

     The following table summarizes information about stock options outstanding and exercisable at June 30, 2000:


                              Options Outstanding                   Options Exercisable
                   ------------------------------------------   ----------------------------
                                      Weighted
                       Number         Average       Weighted         Number         Weighted
                    Outstanding      Remaining       Average     Exercisable at     Average
    Range of        at June 30,     Contractual     Exercise       at June 30,      Exercise
Exercise Price          2000            Life          Price           2000           Price
----------------   -------------   -------------   ----------   ----------------   ---------
$   1.33               525,000          4.97        $  1.33          525,000        $ 1.33
$   5.00               450,000          4.88        $  5.00          450,000        $ 5.00
$  10.69             3,871,550          4.88        $ 10.69
--------------       ---------          ----        -------          -------        ------
$1.33 - $10.69       4,846,550                      $  9.15          975,000        $ 3.02
--------------       ---------          ----        -------          -------        ------

Warrants

     On March 24, 2000, upon closing of the $4,000,000 subordinate convertible debenture to Sands Brothers VC and pursuant to the terms of the agency agreement originally signed on December 1, 1999, by and between the Company and Sands Brothers, the Company issued to Sands Brothers detachable warrants to purchase 1,050,000 shares of common stock at an exercise price of $3.67 per share and warrants to purchase 2,400,000 shares of common stock at an exercise price of $15.13 per share until December 1, 2004.

     The Company estimates the fair value of each warrant at the grant date by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants during the six months ended June 30, 2000: no dividend yield; expected lives of 4.7 years; expected volatility of 45.8%; weighted average risk-free interest rate of 6.59%.

     The following table summarizes information about warrants outstanding at June 30, 2000:

                                                                             Fair Market
                                          Exercise                            Value on
Grant Date                    Shares        Price       Expiration Date      Grant Date
------------------------   -----------   ----------   ------------------   --------------
March 24, 2000 .........   1,050,000      $  3.67     December 1, 2004      $45,975,395
March 24, 2000 .........   2,400,000      $ 15.13     December 1, 2004      $86,382,718
                           ---------      -------     ------------------    -----------

NOTE 8. Commitments -- Operating leases

     The Company has entered into operating lease agreements for buildings used for office space and research activities. The leases expire on various dates through 2001. Future minimum lease payments approximate $83,000 in the latter half of 2000 and $20,000 in 2001. Rent expense was approximately $142,000 and $66,000 for the six months ended June 30, 2000 and 1999, respectively, and $160,000 and $116,800 for the years ended December 31, 1999 and 1998, respectively.

NOTE 9. Legal Proceedings

     On June 9, 2000, Challis International Limited ("Challis") commenced a lawsuit in the Supreme Court of the State of New York, County of New York, against Constellation Tech and C3D. The Complaint alleges that Challis entered into several contracts with Constellation Tech or its predecessor-in-interest pursuant to which Constellation Tech agreed to provide Challis with 11.946% of the shares it would receive in C3D. Although the Company is not a party to any of the contracts upon which Challis bases its claims, Challis seeks to hold

                            CONSTELLATION 3D, INC.
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts related to the six months ended June 30, 1999 are unaudited) -- (Continued)

NOTE 9. Legal Proceedings  -- (Continued)

C3D liable based on allegations that C3D is the alter-ego of Constellation Tech and that an officer of the Company signed an appendix to one of the contracts between Challis and Constellation Tech. Challis alleges that it is entitled to 3,494,205 shares of C3D. The complaint seeks an order directing the defendants to issue proper certificates to Challis for 3,494,205 shares of C3D or, if specific performance is not granted, the fair market value of the shares, plus any incidental damages. The Company believes that the outcome will not have a material adverse effect on the Company's financial position, results of operations and cash flows.

NOTE 10. Subsequent Events

     On August 31, 2000, the Company sold 197,026 shares of common stock for an aggregate of $2,000,426 to Koor Underwriters ("Koor"). In connection with this sale, the Company issued the following warrants: (1) five-year warrants to purchase 78,813 shares of common stock at the initial exercise price of $14.6656 per share, (2) warrants to purchase a number of shares of common stock pursuant to a certain formula (as defined in the agreement), and (3) one-year warrants to purchase 98,513 shares of common stock at the initial exercise price of $10.15313 per share and additional warrants (as defined in the agreement). In connection with this sale, the Company granted Koor certain registration rights with respect to 197,026 shares of the common stock and the shares to be issued upon the exercise of the above described warrants.

     On August 23, 2000, the Company sold for an aggregate of $5,000,000, 492,459 shares of common stock to Halifax Fund, L.P.("Halifax"). In connection with this sale, the Company issued the following warrants to Halifax: (1) five-year warrants to purchase 196,984 shares of common stock at the initial exercise price of $14.6656 per share, (2) warrants to purchase a number of shares of common stock pursuant to a certain formula (as defined in the agreement), and (3) one-year warrants to purchase 246,229 shares of common stock at the initial exercise price of $10.15313 per share and additional warrants (as defined in the agreement). In connection with this sale, the Company granted Halifax certain registration rights with respect to 492,459 shares of common stock and the shares to be issued upon the exercise of the above described warrants.

     On September 19, 2000, the Company amended and supplemented the investment agreement with Halifax and sold for an aggregate of $5,000,000 an additional 492,459 shares of common stock. In connection with this additional investment, the Company amended the investment agreement for the following additional warrants to Halifax: (1) five-year warrants to purchase 196,984 shares of common stock at the initial exercise price of $14.6656 per share, (2) warrants to purchase a number of shares of common stock pursuant to a certain formula (as defined in the agreement), and (3) one-year warrants to purchase 246,229 shares of common stock at the initial exercise price of $10.15313 per share and additional warrants (as defined in the agreement). In connection with this sale, the Company granted Halifax certain registration rights with respect to 492,459 shares of common stock and the shares to be issued upon the exercise of the above described warrants.

     In connection with the sale of the foregoing securities, the Company paid $780,017 and issued warrants to purchase 895,539 of common stock at the exercise price of $14.6656 per share as commissions to brokers.

     On August 17, 2000, the Company sold for an aggregate of $250,000, 25,000 shares of common stock to TCO Investments ("TCO"). In connection with this sale, on August 18, 2000, the Company issued five-year warrants to purchase 15,000 and 10,000 shares of common stock to Guldborg International and Farpell Inc., respectively, at an exercise price equal to the market price of the common stock on the date of issuance. In connection with this sale, the Company granted TCO, Guldborg International and Farpell Inc. certain registration rights with respect to 25,000 shares of common stock and the shares to be issued upon the exercise of the above described warrants.

     The Company entered into a credit line agreement on August 22, 2000 with Constellation Tech ("lender"), which provides for advances up to $1,000,000 within 6 consecutive periods of 30 days each, up to

                            CONSTELLATION 3D, INC.
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts related to the six months ended June 30, 1999 are unaudited) -- (Continued)

NOTE 10. Subsequent Events  -- (Continued)

maximum borrowings of $6,000,000. All advances are payable within one year from the date of issuance. The interest rate for each advance will be the interest rate of three-month LIBOR plus 3%. Any outstanding balances due to the lender may be converted into equity at a price per share of 90% of the average closing price of the Company's common stock for the 12 trading days prior to August 22, 2000. In connection with this credit line, the lender will receive a three-year warrant to purchase 20,000 shares of common stock upon signing the agreement and a three-year warrant to purchase 10,000 shares of common stock upon each advance made by the lender at a purchase price equal to 100% of the closing price of the Company's common stock on August 22, 2000. The fair value ascribed to the 30,000 warrants was approximately $117,000 based on the Black-Scholes option-pricing model; such amount will be recorded as deferred financing cost and amortized to interest expense over the term of the credit line. Upon the last advance, the lender will have the right to purchase additional shares of common stock for a price not less than $2,000,000. As of September 22, the Company has utilized $1,000,000 of this credit facility. Constellation Tech is a related party by virtue of it owning the majority of the shares of the Company's common stock as well as having common directors and officers.

     On August 23, 2000, an aggregate principal amount of $1,600,000 plus interest of $86,399 of 8% convertible notes was converted into 166,097 shares of common stock at a conversion rate of $10.1531 per share. The noteholder also received one year warrants to purchase 83,048 shares of common stock and five year warrants to purchase 66,439 shares of common stock.

     On August 23, 2000, a shareholder loan in the principal amount of $1,300,000 plus interest of $102,163 was converted into 138,102 shares of common stock at $10.1531 per share. The shareholder also received one year warrants to purchase 69,051 shares of common stock and five year warrants to purchase 55,241 shares of common stock.

     On September 12, 2000, an aggregate principal amount of $600,000 plus accrued interest of approximately $81,720 of convertible notes was converted into 380,000 shares of common stock at $1.794 per share.

     On September 12, 2000, the Company sold 14,774 shares of common stock for an aggregate of $150,000. In connection with this sale, the Company issued the following warrants: (1) five-year warrants to purchase 5,910 shares of common stock at the initial exercise price of $14.6656 per share, (2) warrants to purchase a number of shares of common stock pursuant to a certain formula (as defined in the agreement), and (3) one-year warrants to purchase 7,387 shares of common stock at the initial exercise price of $10.15313 per share and additional warrants (as defined in the agreement) pertaining to 7,387 shares of common stock. In connection with this sale, the Company granted the investor certain registration rights with respect to 14,774 shares of the common stock and the shares to be issued upon the exercise of the above described warrants.

     The balance sheet amounts at June 30, 2000 would be adjusted to the pro forma (unaudited) amounts listed below as a result of the above described transactions:

  Cash and cash equivalents ......   $ 14,388,864
  Current assets .................     14,586,133
  Current liabilities ............      2,954,842
  Long term liabilities ..........      1,507,596
  Stockholders' equity ...........     10,412,537

                            CONSTELLATION 3D, INC.
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts related to the six months ended June 30, 1999 are unaudited) -- (Continued)

NOTE 10. Subsequent Events  -- (Continued)

     On August 22, 2000, the Company issued options to purchase 390,000 shares of common stock to Vladimir Schwartz, the Chief Technology Officer, as compensation for services. Of the total grant 150,000 options vest immediately and 240,000 options vest after one year from the date of the grant. The exercise price is $11.25 per share and expires on August 22, 2004. Additionally, the Company granted Mr. Schwartz a warrant to purchase 10,000 shares of common stock in consideration of the assignment of certain patents. The warrant is exercisable at $11.25 per share and, vesting after one year from the date of the grant, expires on August 22, 2004.

     You should rely only on the information contained in this prospectus. No dealer, sales person or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.




                                [GRAPHIC OMITTED]

                             CONSTELLATION 3D, INC.





                                5,951,020 SHARES
                                  COMMON STOCK




                              ---------------------
                                   PROSPECTUS
                              ---------------------
                                November 9, 2000